8/24

04036465

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Crock) Energy Inc.

*CURRENT ADDRESS

PROCESSED
AUG 24 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34785 FISCAL YEAR 3-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 8/24/04

File No. 82-34785

ARLS
3-31-04

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Rock Energy Inc. as at March 31, 2004 and 2003 and the consolidated statements of income and retained earnings and cash flows for the year ended March 31, 2004 and the period from incorporation on November 21, 2002 to March 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended March 31, 2004 and the period from incorporation on November 21, 2002 to March 31, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
June 18, 2004

CONSOLIDATED **BALANCE SHEETS**

MARCH 31, 2004 AND 2003	2004	2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 16,293,473	$ 2,174,331
Accounts receivable	302,351	625,779
Prepaids and other deposits	126,989	29,925
Other assets	127,723	–
	16,850,536	2,830,035
Property, plant and equipment (note 4)	3,313,866	2,256,608
Accumulated depletion and depreciation	(346,720)	(56,350)
	2,967,146	2,200,258
Goodwill (note 3)	2,051,967	–
	$ 21,869,649	$ 5,030,293
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 785,582	$ 217,270
Asset retirement obligation (note 5)	282,090	232,414
Shareholders' equity		
Share capital (note 6)	20,281,602	4,360,000
Contributed surplus (note 7)	46,296	–
Retained earnings	474,079	220,609
	20,801,977	4,580,609
	$ 21,869,649	$ 5,030,293

See accompanying notes to consolidated financial statements.

Approved by the Board:

Stuart G. Clark
Director

Allen J. Bey
Director

CONSOLIDATED STATEMENTS OF **INCOME AND RETAINED EARNINGS**

YEAR ENDED MARCH 31, 2004 AND THE PERIOD FROM INCORPORATION ON NOVEMBER 21, 2002 TO MARCH 31, 2003	2004	2003
Revenues		
Oil and gas revenue	$ 2,368,621	$ 782,649
Royalties, net of ARTC	(598,004)	(209,005)
Other income	195,192	11,532
	1,965,809	585,176
Expenses:		
General and administrative	722,528	146,779
Operating	451,882	158,571
Interest	115,283	–
Stock-based compensation (note 7)	46,296	–
Accretion (note 5)	16,197	2,867
Depletion and depreciation	290,370	56,350
	1,642,556	364,567
Income before income taxes	323,253	220,609
Income taxes		
Current (note 8)	69,783	–
Net income for the period	253,470	220,609
Retained earnings, beginning of period	220,609	–
Retained earnings, end of period	$ 474,079	$ 220,609
Basic and diluted earnings per share	$ 0.05	$ 0.10

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF **CASH FLOWS**

YEAR ENDED MARCH 31, 2004 AND THE PERIOD FROM INCORPORATION ON NOVEMBER 21, 2002 TO MARCH 31, 2003	2004	2003
Cash provided by (used in):		
Operating		
Net income for the period	$ 253,470	$ 220,609
Add: Non-cash items:		
Depletion and depreciation	290,370	56,350
Accretion	16,197	2,867
Stock-based compensation	46,296	–
	606,333	279,826
Changes in non-cash working capital	899,191	(438,534)
	1,505,524	(158,708)
Financing		
Issuance of common shares	14,800,328	2,360,000
Repayment of loans	(250,000)	–
Acquisition costs	(162,931)	–
Changes in non-cash working capital	(750,000)	–
	13,637,397	2,360,000
Investing		
Acquisition of property, plant and equipment	(1,023,779)	(26,961)
Increase in cash and cash equivalents	14,119,142	2,174,331
Cash and cash equivalents, beginning of period	2,174,331	–
Cash and cash equivalents, end of period	$ 16,293,473	$ 2,174,331
Interest paid and received		
Interest paid	$ 5,812	$ –
Interest received	195,192	11,532

See accompanying notes to consolidated financial statements.

NOTES TO **CONSOLIDATED FINANCIAL STATEMENTS**

Year ended March 31, 2004 and the period from incorporation on November 21, 2002 to March 31, 2003

1. NATURE OF OPERATIONS

During the year ended March 31, 2004 Medbroadcast Corporation ("Medbroadcast"), a TSX Venture Exchange listed company, entered into a licensing arrangement for all its operating assets, raised $15 million of new equity and acquired a private oil and gas company, Rock Energy Ltd. ("REL"). Following the acquisition, Medbroadcast changed its name to Rock Energy Inc. (the "Company" or "Rock") and became actively engaged in the exploration, production and development of oil and gas in Western Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Rock are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(a) Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short-term investments with a maturity date of three months or less.

(b) Joint ventures

A substantial portion of the Company's oil and gas exploration and development activities is conducted jointly with others, and accordingly, these consolidated financial statements reflect only the Company's proportionate interest in such activities.

(c) Property, plant and equipment

Capitalized costs: The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, the cost of petroleum and natural gas production equipment and overhead charges directly related to exploration and development activities. Proceeds from the sale of oil and gas properties are applied against capital costs, with no gain or loss recognized, unless such a sale would change the rate of depletion and depreciation by 20% or more, in which case, a gain or loss would be recorded.

Depletion, depreciation and amortization: The capitalized costs are depleted and depreciated using the unit-of-production method based on proved petroleum and natural gas reserves, as determined by independent consulting engineers. Oil and natural gas liquids reserves and production are converted into equivalent units of natural gas based on relative energy content. Office furniture and equipment are recorded at cost and depreciated on a declining balance basis using a rate of 20%.

Ceiling test: The Company follows the new Canadian accounting guidelines on full cost accounting. In applying this full cost guideline, Rock calculates its ceiling test by comparing the carrying value of oil and natural gas properties and production equipment to the sum of undiscounted cash flows expected to result from Rock's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves using a risk free interest rate and expected future prices. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment.

Prior to April 1, 2003, an impairment loss was recognized when the carrying amount of a cost centre exceeded its recoverable amount. The recoverable amount was the sum of the undiscounted cash flows expected from the production of proved reserves using period end prices, plus the lower of cost or market of unproved interests less estimated future costs for administration, financing and site restoration.

Asset retirement obligations: The Company has retroactively adopted the new Canadian accounting standard for asset retirement obligations. In accordance with the new standard, Rock records the fair value of an asset retirement obligation ("ARO") as a liability in the period in which it incurs a legal obligation to restore an oil and gas property, typically when a well is drilled or other equipment is put in place. The associated asset retirement costs are capitalized as part of the carrying amount of the related asset and depleted on a unit-of-production method over the life of the proved reserves. Subsequent to initial measurement of the obligations, the obligations are adjusted at the end of each reporting period to reflect the passage of time and changes in estimated future cash flows underlying the obligation. Actual costs incurred on settlement of the ARO are charged against the ARO. The effect of the retroactive adoption of the new standard on the consolidated financial statements is disclosed in note 5.

(d) Income taxes

Income taxes are calculated using the liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value amount on the balance sheet are used to calculate future income tax assets and liabilities. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(e) Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deduction when the expenses are renounced.

(f) Stock-based compensation

The Company grants options to purchase common shares to employees and directors under its stock option plan. Effective April 1, 2003, the Company prospectively adopted the new Canadian accounting standard relating to stock-based compensation and other stock-based payments as it applies to other stock-based compensation granted to employees, officers and directors. As permitted by the standard, the prior period has not been restated. Under this standard, future awards are accounted for using the fair value of accounting for stock-based compensation. Under the fair value method, an estimate of the value of the option is determined at the time of grant using a Black-Scholes option pricing model. The fair value of the option is recognized as an expense and contributed surplus over the vested life of the option.

In the prior period, the Company had adopted the fair value method of accounting for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.

(g) Revenue recognition

Revenue from the sale of oil and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses will be recognized in the same period in which the related revenue is earned and recorded.

(h) Measurement uncertainty

The amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the amounts used for ceiling test calculations are based on estimates of reserves and/or future costs. The Company's reserve estimates are reviewed annually by an independent engineering firm. The amounts disclosed relating to fair values of stock options issued are based on estimates of future volatility of the Company's share price, expected lives of options, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

(i) Earnings per share

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method whereby the weighted average number of shares is adjusted for the dilutive effect of options.

3. ACQUISITION OF ROCK ENERGY LTD.

In January 2004 Rock acquired all of the issued and outstanding shares of Rock Energy Ltd. ("REL"), an Alberta private oil and natural gas company, by issuing 3,875,040 common shares. The management team of REL became the management team of Rock and two of the four Rock directors became REL directors. As a result, for accounting purposes, REL was identified as the acquirer.

Application of reverse takeover accounting results in the following:

(i) The Rock consolidated financial statements are a combination of REL at historical cost and Rock at fair value. The comparative figures presented are those of REL from its incorporation on November 21, 2002 to March 31, 2003.

(ii) Shareholders' equity is presented as a continuation of REL; however, the capital structure is that of Rock.

(iii) The cost of the purchase was $15,958,356, being the aggregate of the fair value of the equity interest in Rock deemed to be given by REL to the shareholders of Rock and cash acquisition costs of $162,931. The following table summarizes the fair value of the assets and liabilities of Rock:

Cash	$ 14,155,719
Accounts receivable and other assets	270,975
Accounts payable	(788,737)
Loans payable	(250,000)
Goodwill	2,570,399
Total	$ 15,958,356

At the time of the acquisition, Medbroadcast had approximately $35 million in tax loss carryforwards and other deductions. While management believes these loss carryforwards and other deductions have economic value, this economic value could not be recorded as a future income tax asset because it was not probable that the future tax asset would be realized. Accordingly, the excess purchase price was recorded as goodwill. As it becomes more likely than not that such future tax assets will be realized, they will first be recognized as a reduction of recorded goodwill until such goodwill has been reduced to $nil and thereafter as a reduction to income tax expense.

4. PROPERTY, PLANT AND EQUIPMENT

	2004	2003
Petroleum and natural gas properties	$ 3,238,732	$ 2,249,984
Other assets	75,134	6,624
	3,313,866	2,256,608
Accumulated depletion and depreciation	(346,720)	(56,350)
	$ 2,967,146	$ 2,200,258

During the year ended March 31, 2004, $262,478 (2003: $nil) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

As of March 31, 2004 Rock is committed to spend $0.6 million (March 31, 2003: $1.1 million) on drilling and exploration activities before December 31, 2004 and $1.2 million (March 31, 2003: $1.2 million) on drilling and exploration activities before December 31, 2005 in order to satisfy flow-through share commitments (see note 6).

5. ASSET RETIREMENT OBLIGATION

Effective April 1, 2003, the Company adopted the new Canadian standard for asset retirement obligations. The new standard requires the Company to record the fair value of asset retirement obligations as a liability in the period in which it incurs the legal obligation.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior period. The effect on the prior period of adopting the new standard is presented below as increases (decreases):

Balance Sheet		
Asset retirement costs, included in property, plant and equipment	$	229,547
Asset retirement obligation		232,414
Future site restoration		(7,381)
Retained earnings		6,368
Statement of Income		
Accretion	$	2,867
Depletion and depreciation on asset retirement costs		(1,854)
Amortization of future site restoration liability		(7,381)
Net income impact		6,368

The asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at March 31, 2004 is approximately $512,000, which will be incurred between 2006 and 2019. A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

		2004		2003
Balance, beginning of period	$	**232,414**	$	–
Liabilities incurred during period		**33,479**		229,547
Accretion		**16,197**		2,867
Balance, end of period	$	**282,090**	$	232,414

6. SHARE CAPITAL

(a) Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

(b) Common shares issued:

COMMON SHARES OF REL	NUMBER		AMOUNT
Issued on incorporation	100	$	100
Flow-through shares	2,359,900		2,359,900
On acquisition (i)	2,000,000		2,000,000
Issued and outstanding on March 31, 2003	4,360,000		4,360,000
Exercise of warrants (ii)	500,000		700,000
Issued and outstanding as at January 7, 2004	4,860,000	$	5,060,000

COMMON SHARES OF ROCK	NUMBER	AMOUNT
Issued on business combination of Rock and REL (i)		
To former REL shareholders	3,875,040	5,060,000
To former Rock shareholders	5,135,939	15,795,425
Redemption (iv)	(17,827)	(55,391)
Future tax effect of flow-through share renouncements (v)		(518,432)
Issued and outstanding as at March 31, 2004	8,993,152	$ 20,281,602

(i) The number of shares has been restated to reflect the 30 for 1 share consolidation which was effective February 18, 2004. Fractional shares have been rounded.

(ii) In January 2003 REL acquired all of the shares of a private oil and gas company. The cost of the purchase of $2,000,000 was assigned to property plant and equipment, being all of the assets of the acquired company.

(iii) In March 2003, 500,000 warrants to purchase 500,000 common shares of REL were issued to four officers of REL. The warrants had an exercise price of $1.40 per common share and were exercised prior to their expiration date of January 31, 2004.

(iv) In accordance with the terms of the share consolidation, shareholders holding 1,000 or less pre-consolidated common shares redeemed their shares for cash based on the value of $0.1129 per pre-consolidated share.

(v) The Company has renounced resource expenditures on flow-through shares issued by predecessor companies. Substantially all of the outstanding flow-through shares were issued to officers and a director of the Company.

As at March 31, 2004 no preference shares were outstanding.

(c) Stock options

The Company has a stock option plan (the "Plan") under which it may grant options to directors, officers and employees for the purchase of up to 865,617 common shares. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors.

On January 8, 2004 options were granted to acquire 418,848 common shares at $3.39 per share. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting.

(d) Per share amounts

The weighted average number of common shares outstanding during the year ended March 31, 2004 of 4,790,196 (2003: 2,161,542) was used to calculate earnings per share amounts. To calculate fully diluted common shares outstanding, the treasury method was used. Under this method, in-the-money options are assumed exercised and the proceeds used to repurchase shares at the year end date of March 31, 2004. As at March 31, 2004, an additional 52,652 (2003: nil) common shares were used to calculate fully diluted earnings per share.

7. STOCK-BASED COMPENSATION

Options granted to both employees and non-employees after March 31, 2003 are accounted for using the fair value method. The fair value of common share options granted in the year ended March 31, 2004 was estimated to be $326,000 as at the grant date using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate	4%
Expected life	3 year average
Expected volatility	30%
Expected dividend yield	0%

The estimated fair value of the options is amortized to expense and credited to contributed surplus over the option vesting period on a straight-line basis.

On March 7, 2003, REL issued common share warrants to its officers. No compensation expense for the warrants was recorded in the statement of income for the period ended March 31, 2003. Had compensation expense been recorded, net income for the period ended March 31, 2003 would have been reduced by $47,000. The pro forma expense was calculated using a Black-Scholes option pricing model using the following assumptions:

Risk free interest rate	4%
Expected life	6 months
Expected volatility	30%
Expected dividend yield	0%

8. INCOME TAXES

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 38.12% (2003: 40.62%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	2004	2003
Net income before income taxes	$ 253,470	$ 220,609
Statutory income tax rate	38.12%	40.62%
Expected income taxes	$ 96,623	$ 89,611
Add (deduct):		
Stock-based compensation	17,648	–
Non-deductible crown charges	93,952	34,967
Resource allowance	(8,411)	(54,519)
Recognition of previously unrecorded tax benefits	(130,029)	(70,059)
Provision for income taxes	$ 69,783	$ –

Future income tax assets or liabilities recognized on the consolidated balance sheets are comprised of temporary differences. These temporary differences are summarized as follows:

	2004	2003
Loss carryforwards	$ 11,189,144	$ –
Property, plant and equipment	1,751,537	257,299
Asset retirement obligation	(107,533)	(4,810)
Share issuance costs	672,029	–
Other	–	20,129
Calculated future income tax asset	13,505,177	272,618
Valuation allowance	(13,505,177)	(272,618)
Future income taxes	–	–

At March 31, 2004, Rock and its subsidiary have tax pools aggregating $35.7 million available for deduction against future taxable income of which $27.4 million are non-capital losses. The non-capital losses expire as follows:

2005	$ 4.5
2006	3.0
2007	6.9
2008	8.7
2009	3.9
2010	0.4
	$ 27.4

9. FINANCIAL INSTRUMENTS

Rock's financial instruments included in the consolidated balance sheets are comprised of cash and cash equivalents, accounts receivable, other deposits, accounts payable and accrued liabilities and income taxes payable. The fair values of these financial instruments approximate their carrying amount due to the short-term nature of the instruments.

10. CREDIT RISK

A substantial portion of Rock's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

11. RELATED PARTY TRANSACTIONS

During the year ended March 31, 2004, Rock:

(a) paid consulting fees of $77,430 (2003 – $73,224) to a director and former officer, and

(b) paid interest, fees and loan principal of $237,638 (2003 – $44,306) to a shareholder.

Reference is made to note 6.

File No. 82-34785


ROCK

ANNUAL GENERAL MEETING

Rock Energy Inc.'s Annual General Meeting of Shareholders will be held at The Westin Calgary, 320 - 4th Avenue S.W. on Tuesday, September 14, 2004 at 10:30 a.m. MST. All shareholders are invited to attend and those unable to do so are requested to sign and return the form of proxy mailed with this report to ensure representation at the meeting.

WHEN MANAGEMENT SELECTED THE NAME ROCK ENERGY THEY WERE SUGGESTING MORE THAN SIMPLY THE EARTH'S FORMATIONS THAT HOLD HYDROCARBONS. THEY ALSO WANTED PEOPLE TO KNOW THAT THIS IS A COMPANY BUILT TO LAST, FOUNDED FIRMLY ON A ROCK SOLID FOUNDATION. UNDERPINNING ROCK ARE THE FOUR CORE PRINCIPLES:

FOCUS, BALANCE, INTEGRITY AND VISION.

150m

FOCUS CORE PRINCIPLE #1

What we know is that when we focus on something, it grows larger. So we are focusing on adding value through our CORE STRENGTHS: talent, experience, relationships and capital.>



FOCUS IS ZEROING IN ON SHAREHOLDER VALUE

235m

BALANCE CORE PRINCIPLE #2

In a business that is as volatile and dynamic as oil and gas, balance is the essential quality for LONG-TERM GROWTH; experience is the essential teacher of how to achieve it.>



OIL | GAS

EFFORT | RESULT

RISK | REWARD

BALANCE

255m

INTEGRITY CORE PRINCIPLE #3

At the heart of our Company is integrity that guides everything, from our daily decisions to our LONG-TERM STRATEGY, from our relationships to our opportunities. It is the essence of Rock Energy>



INTEGRITY IS THE RIGHT PEOPLE DOING THE RIGHT THINGS THE RIGHT WAY FOR THE RIGHT REASONS.

VISION CORE PRINCIPLE #4

We have a vision for our Company that clearly articulates our long-term goals, and it is this perspective THAT GUIDES OUR DAY-TO-DAY DECISIONS. >




MAXIMUM VALUE IN OUR BUSINESS IS GAINED BY BUYING ASSETS, BUILDING THE COMPANY AND AT THE RIGHT TIME, HARVESTING A LARGE PORTION AND CONTINUING THE CYCLE.

PRESIDENT'S MESSAGE

This first year for Rock Energy has been characterized by significant accomplishments, and the continued pursuit of opportunities. During this foundational year, we put together the team, the systems, the vision and the strategy that will support our growth into the future. Throughout our disciplined search for the appropriate acquisition candidate, we have laid the foundation to rapidly assimilate and build on the assets once acquired.

When we formed Rock Energy Inc., we wanted to create a company that was able to grow and sustain itself through the cycles that impact the energy business. At that point in time, the clear trend was the emergence of a cluster of small junior companies aimed at growing to 5,000 boe per day, and the migration of the larger producers to the royalty trust model. We saw an opportunity to build a long-term sustainable company that could grow through that 5,000 boe per day ceiling to reach a larger production threshold and access more opportunity because of its size. This advantage would then allow us to employ a strategy of 'buy-build-harvest' and in the process generate premium returns for our shareholders.

This strategy begins with acquiring and building a significant asset base using an approach that worked so well in my predecessor company, Avid Oil and Gas. However, the significant and strategic difference for Rock is our plan to grow the Company to the 10,000 to 12,000 boe per day level before harvesting a portion of that production, reducing the Company to around 2,000 boe per day, and growing it again, retaining the same management team. During this first period of Rock's operations, our focus has been on building that foundation, putting together the team and developing the vision that would support this strategy. And the choice of our name – Rock Energy – was deliberate. We wanted the foundation, the team and the vision to be rock solid.

ROCK SOLID FOUNDATION

The Rock story begins with the knowledge and experience we've gained in the past. We wanted to take what had worked well for us at previous companies and improve on those things that we knew we could do better. Our initial transaction was to acquire a small producing property from Storm Energy in return for an equity position in Rock. This formed the first cornerstone in our foundation – our **base cash flow**. Our second cornerstone was to take Rock public and provide greater access to capital (to execute our strategy) and provide liquidity for shareholders – the **public vehicle**. This was accomplished through the transaction with Medbroadcast Corporation in January 2004. An added benefit to the transaction was the availability of over $30 million in tax pools, which will help enhance acquisition programs.

Following these transactions, Rock was owned 26.0 percent by management and directors, 17.8 percent by Storm Energy, 7.8 percent by the original Medbroadcast shareholders, and 48.4 percent was dispersed among a group of institutional and retail investors. This **shareholder base** is another cornerstone in our foundation, ensuring the commitment of management and a broad distribution to astute investors. Concurrently, we established a process that provided liquidity for our major shareholder, Storm Energy, without impacting the remaining shareholders.


SYSTEMS
BASE CASH FLOW
SHAREHOLDER BASE
PUBLIC VEHICLE
INFRASTRUCTURE
CORNERSTONES
VISION
FOCUS
INTEGRITY
BALANCE
CORE PRINCIPLES
PILLARS
COMMITMENT
CHARACTER
CHEMISTRY
COMPETENCY
TEAM
FOUNDATION

One of the benefits of having been through a cycle or two before is knowing the impediments that can get in the way of growth. We knew that if we wanted to grow the Company to a production level of 10,000 to 12,000 boe per day, we would need the land, accounting and administrative systems to support that size of company. So rather than slow the process of growth as we installed the these **systems**, we have put the majority of them in place today, our final cornerstore. Now, with our foundation set, and our **infrastructure** in place we are well positioned to execute the next phase of growth – a major asset acquisition.

ROCK SOLID VISION

One of the other key benefits of building a company based on a plan you have executed before is that this time you know where you are going. Our vision for Rock is very specific. Our plan for the next year of operations is to grow the Company from 180 boe per day to approximately 2,000 boe per day. In order to reach this target, we will focus on properties located west of the fourth meridian, which are south and east of Edmonton, and extend our drilling efforts into southwest Saskatchewan. In October last year we recruited two more staff to kick-off our grassroots exploration program in our core area of focus. To date we have assembled a land position of 8,500 acres with an exploration portfolio of seven prospects. Drilling of these prospects will begin in August. At the same time we'll continue to focus on searching for and executing an acquisition in the range of 1,000 to 2,000 boe per day. This will be funded through existing cash balances, bank debt and possibly additional equity.

During the next three years, we will continue to build on the initial assets and re-deploy a greater portion of our cash flow to develop longer life, deeper reserves west of the fifth and sixth meridians. Once we reach 10,000 to 12,000 boe per day of production, most likely in the fifth year of operation, we'll sell a significant portion of our asset base to provide a tax effective return to our shareholders. As a result, the Company will retain approximately 2,000 boe per day of Rock's production, and the same management team will begin the process of buying, building and harvesting once again.

ROCK SOLID TEAM

One of Rock's greatest strengths is its management team. The **team** was carefully selected and each individual brings a significant wealth of knowledge and experience to Rock. Their **character, commitment, competency** and **chemistry** form the layers of the rock that help establish our **foundation.** Our team understands the cyclical nature of the oilpatch. It is not new to them. They have valuable experience working at large oil and gas companies and are clearly capable of providing the expertise necessary to grow our Company, not just once but several times.

There is enormous power in putting together a group of people who understand they can accomplish great things as a team. I have always believed that a solid, competent team of people can not only take on opportunities as they are presented, this kind of team attracts new opportunities. Rock has that kind of team.

However, credentials and qualifications aside, our team has a special quality that cannot be studied in school or taught in the boardroom. It is their entrepreneurial spirit. This was extremely important when we put our team together and we know that this quality will surface with each new venture we approach. In addition, we will also ensure that our four **core principles** are also embedded in the Company as we grow. These four principles are the **pillars** of our operation. They are:

Focus – We will focus our efforts on adding value through our core strengths

Balance – We will respect the balance of risk/reward, effort/result

Integrity – We believe that integrity is the foundation of our values and the heart of the Company

Vision – We believe a shared vision unites a group of people and brings commitment to see and shape the future

We believe that these principles will complement our strategy and also provide our team with the framework to grow the Company with a clear long-term strategy while making the right day-to-day business decisions. We have worked hard and will continue to do so as we strive to achieve our strategy to grow, harvest what we have built, and grow again. The fundamental elements are in place; now we will use these elements to increase shareholder value.

In conclusion, I would like to thank all of our shareholders for their demonstration of confidence in us and our strategy. We at Rock look forward to meeting and exceeding your expectations as we move our Company forward.

On behalf of the Board of Directors,

Allen J. Bey
President and Chief Executive Officer
June 18, 2004





[illegible] BEY President and Chief Executive Officer

PETER D. SCOTT Vice President, Finance and Chief Financial Officer



SEAN E. MOORE Vice President, Production





ADELINE ROTH Controller (Joined July 2004)



SIMONNE BIRRELL Office Administrator



LAWRENCE FISHER Land Manager & SCOTT REIMOND Geologist

MANAGEMENT **TEAM**

ALLEN J. BEY, *President, Chief Executive Officer and Director*
With 21 years experience in the oil and gas industry, Allen Bey, President, Chief Executive Officer and Director of Rock Energy Inc. (Rock), has an impressive background. It includes the creation of Avid Oil & Gas Ltd. (Avid), which he founded and held the position of President, Chief Executive Officer and Director until the company was sold to Husky Energy Ltd. in 2001. Prior to his involvement with Avid, Allen worked for 14 years with Norcen Energy Resources Limited where he held several positions including: Asset Rationalization Leader, Manager of Crude Oil and Liquids Marketing, Supervisor of Intra-Alberta Gas Marketing, Senior Marketing Engineer, Production Engineer, Construction Engineer, Field Engineer and Evaluations Engineer. Allen graduated from the University of British Columbia in 1982 with a Bachelor of Science degree in Mechanical Engineering. He is a professional engineer and a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (APEGGA).

A.C. (SANDY) BROWN, *Vice-President Exploration and Officer*
Sandy Brown is a professional geologist with over 15 years of experience in the oil and gas industry. From January 2001 to December 2002 Sandy worked as a Senior Geologist in Business Development at Northrock Resources. Prior to working at Northrock, Sandy spent seven years at Fletcher Challenge Oil & Gas where he held the positions of Asset Manager, Exploration Manager and Senior Geologist. He began his career as an Area Geologist and spent six years with Amoco Canada. Sandy earned an MBA from the Edinburgh Business School in 2002 and a Bachelor of Science degree in Geology from the University of Alberta in 1988. Sandy is a member of APEGGA.

SEAN E. MOORE, *Vice-President Production and Officer*
Sean Moore is a professional engineer with 23 years experience in the oil and gas industry. From October 2001 to January 2003, he was the Deep Plains Business Unit Manager at Vintage Petroleum Canada Inc. (Vintage). Prior to his position at Vintage, Sean worked for nine years at Fletcher Challenge Energy where he held various positions, including Vice-President Exploration & Development, Manager Reservoir Engineering & Evaluations, Manager New Ventures and Senior Production Engineer. From 1989 to 1992, Sean was employed with Petrocorp Exploration Limited where he was Petroleum Engineering Supervisor and Senior Petroleum Engineer in New Zealand. Sean has also held positions at Suncor Inc. as Senior Exploration Engineer and Reservoir Engineer. In 1980, Sean started his engineering career with Dome Petroleum Ltd. where he worked for five years holding the positions of Exploitation, Completions and Drilling Engineer. Sean graduated from the University of Waterloo in 1980 with a Bachelor of Science (Honours) in Engineering. Sean is a member of APEGGA.

PETER D. SCOTT, *Vice-President Finance, Chief Financial Officer and Officer*
Prior to his current position at Rock, Peter Scott was Executive Vice-President, Chief Financial Officer, and Director of Absolute Software Corporation (Absolute) in Vancouver, British Columbia. Peter was instrumental in executing the company's initial public offering and responsible for the overall financial management of the company. Prior to his position at Absolute, Peter spent 17 years in the oil and gas industry in Calgary. He is the former Vice-President and Chief Financial Officer of Beau Canada Exploration Ltd. and he has held various positions at Crestar Energy Inc., including Treasurer, Finance Manager and Financial Analyst. In 1983, he began his career with Amoco Canada Petroleum Company Ltd. and worked in the Treasury and Controllers Department. Peter is a member of the Canadian branch of Financial Executives International. He holds a Bachelor of Commerce degree from the University of Alberta and earned an MBA degree from the University of Calgary in 1989.

$606,333 FUNDS FROM OPERATIONS

$35,700,000 TAX POOLS

186 BOE/D*

$1,023,779 CAPITAL EXPENDITURES

8,500 UNDEVELOPED NET ACRES**

692,000 PROVED PLUS PROBABLE BOE

8,993,152 SHARES OUTSTANDING

$16,064,954 WORKING CAPITAL

* Average fiscal fourth quarter 2004
** As at June 30, 2004

ROCK AT-A-GLANCE

Rock made significant progress in building its foundation for future growth in its first year of operations, as the statistics above show for the year ended March 31, 2004.

CORE AREA **OF FOCUS**

Rock's core area of focus is characterized by shallow gas, multi-zone horizons. Both are criteria that meet Rock's first stage of exploration and development. As Rock grows, the Company will expand into higher risk, higher reward areas of northwest Alberta as shown on the map below.



ALBERTA
SASKATCHEWAN
EDMONTON
MEDICINE RIVER
CALGARY
acres of land
SOUNDING LAKE
4,700 net acres of land
Area of Operation
Exploration Prospects
12-4
MEDICINE RIVER BATTERY
OIL WELL
GAS WELL

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is dated June 28, 2004 and is management's assessment of Rock Energy Inc.'s historical, financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements of Rock Energy Inc. for the year ended March 31, 2004.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.

Prior to 2004 Rock Energy Inc. ("Rock" or the "Company") was known as Medbroadcast Corporation ("Medbroadcast") and was primarily a provider of consumer-oriented multimedia health and medical information on the Internet. At a special meeting of shareholders on January 6, 2004, shareholders approved the licensing arrangement of Medbroadcast's primary operating asset to a third party and approved a $15 million special common share purchase warrant financing which was closed in escrow in October 2003. At the special meeting of shareholders on January 7, 2004, shareholders approved the acquisition of a private oil and natural gas company, Rock Energy Ltd. ("REL"), a 30 for 1 share consolidation and changing the company's name to Rock Energy Inc. Upon completion of the acquisition of REL, Rock became actively engaged in the acquisition, exploration, development and production of oil and natural gas resources in western Canada.

For reporting purposes, REL has been identified as the acquirer and the principles of reverse takeover accounting have been applied. Under reverse takeover accounting the historical accounts of REL form the basis of the ongoing accounts of the consolidated Company. REL commenced oil and natural gas operations effective January 1, 2003; therefore, comparative results are analyzed on a quarterly basis only.

CORPORATE STRATEGY AND OPERATIONAL OVERVIEW

Our corporate strategy is to grow and develop an oil and natural gas exploration and production company through internal operations and acquisitions. Our philosophy is to own and operate a high working interest in the majority of our production base. Our current geographic focus is the central and eastern areas of Alberta and west central Saskatchewan, although other opportunities have been and will be considered. As Rock grows, we intend to expand operations north and west provided we can continue to be the operator with a high working interest without taking on undue financial risk in these typically more expensive operations.

We intend to pursue acquisitions, both properties and corporate, primarily in our target geographic area of central and eastern Alberta and west central Saskatchewan and that are in excess of 1,000 boe/d. Such an acquisition is viewed as providing Rock with a production base from which to grow and complement future internal operations. We will continue to evaluate other acquisition opportunities over time, as the Company continues to grow and execute its business plan.

Rock has a staff of seven people which includes the team that develops our internal drilling and operations program. We also utilize outside consultants to assist primarily with accounting and land administrative functions. The team is developing opportunities in our target geographic area. As operations expand, we anticipate we will have to add staff in various disciplines to implement our plans.

Capital spending of $6.0 million has been allocated to internally generated prospects, absent of a significant acquisition. Of that total, 50% is weighted toward land and seismic expenditures. The remaining $3.0 million has been allocated to a drilling program of 6 – 10 wells, depending on the characteristics and success of the prospects. Drilling of 4 (4.0 net) identified prospects is expected to begin in late summer of 2004 and continue throughout the rest of 2004. The drilling program is expected to be a mix of exploration and development wells targeting both oil and natural gas. Included in the drilling costs are the estimated cost of tie-ins and well site facilities required to bring production on stream. Under this program, new production is expected to come on stream two to three months after drilling has been completed.

In the Medicine River area of central Alberta, Rock owns two sections of land (1,280 acres). This property includes 6 (5.4 net) producing oil wells, 3 (2.5 net) producing gas wells and 1 (1.0 net) shut-in oil well. No disposal or injection wells are located on the property. Production is initially processed through our 100% owned facility that is located on these lands. The facility processes oil to pipeline specifications that is then trucked to a third party terminal for sale. The facility also meters and compresses our natural gas production that is tied-in to a third party processing plant for ultimate sale. We operate all production and the facility through a contract operator. Geologically, the natural gas production comes from the Edmonton and Cardium sands and the oil production comes from the Jurassic, Pekisko and Basal Quartz formations. We do not own rights to all the zones on these lands so other companies also have wells on these lands. In June 2003 we drilled 1 (0.75 net) Edmonton gas well and re-completed 1 (0.7125 net) Jurassic oil well, both of which were tied-in in October 2003.

As of the date of this report, we have purchased approximately 8,500 net undeveloped acres for approximately $0.8 million through land sales. Approximately 55% of this land is located in east central Alberta and the balance is located in west central Saskatchewan where we expect to commence drilling in the third calendar quarter of 2004.

Production

	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Gas (mcf/d)	**507**	507	545	(7%)
Oil (bbl/d)	**73**	85	69	23%
NGL (bbl/d)	**19**	16	25	(36%)
boe/d (6:1)	**177**	186	185	1%

Natural production declines during the year were offset by the re-completed Jurassic oil well that was tied-in in October 2003. Yearly production averages were adversely affected by facility turnarounds at Medicine River in June 2003. Natural production declines are expected to reduce production over the next fiscal year from Medicine River as additional capital is not planned for this area.

Product Prices

REALIZED PRODUCT PRICES	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Gas ($/mcf)	**6.17**	6.49	8.34	(22%)
Oil ($/bbl)	**37.03**	40.58	46.74	(13%)
NGL ($/bbl)	**33.68**	36.51	39.98	(9%)
boe (6:1)	**36.64**	39.48	47.40	(17%)
AVERAGE BENCHMARK PRICES				
Gas – NYMEX Daily Spot (US$/mcf)	**4.87**	5.65	5.56	2%
Gas – AECO C Daily Spot ($/mcf)	**5.65**	6.43	8.17	(21%)
Oil – WTI Cushing (US$/bbl)	**31.36**	35.15	33.86	4%
Oil – Edmonton Light ($/bbl)	**41.80**	45.58	50.96	(11%)
US$/Cdn$ exchange rate	**0.740**	0.759	0.662	15%

All of Rock's production is sold at spot price contracts; however, about half of our natural gas production is tied to aggregator contracts which contain a monthly pricing mechanism. Product prices for the fiscal year averaged $36.64 per boe. Prices on a boe basis during the fourth fiscal quarter were about 8% higher than the yearly average; however, 17% below the fourth fiscal quarter of 2003. The decrease in oil and NGL prices quarter over quarter was primarily the result of the strengthening of the Canadian dollar against the U.S. dollar. The stronger Canadian dollar accounted for about half of the decrease in natural gas prices. Wider price differentials between Canada and the United States contributed to the other half of the decrease.

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents interest income earned from cash invested in term deposits.

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
Oil and gas revenue	**$2,368,621**	$ 666,707	$ 782,649	(15%)
Other income	**$ 195,192**	$ 154,006	$ 11,532	1,235%

Oil and natural gas revenue dropped approximately 15% in the fourth fiscal quarter of 2004 from the fourth fiscal quarter of 2003, which is consistent with the drop in price realizations.

Other interest income increased 12-fold in the fourth fiscal quarter of 2004 as it included interest received from escrow from the $15 million special warrant common share financing. Interest income is expected to decline over the next fiscal year as our capital program will reduce cash balances.

Royalties

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
Royalties	**$ 598,004**	$ 188,367	$ 209,005	(10%)
As percentage of oil and gas revenue	**25.2%**	28.3%	26.7%	6%
Per boe	**$ 9.25**	$ 11.16	$ 12.56	(12%)

Royalties for the fourth fiscal quarter of 2004 were higher on a per boe and percentage of revenue basis compared to the fiscal year primarily because the fourth fiscal quarter includes a freehold mineral tax adjustment for all of calendar 2003. Royalties for the year also benefited from a royalty holiday for the re-completed 13-4 Jurassic oil well that came on production in October 2003.

Going forward, royalties as a percentage of revenue for the Medicine River property are expected to be lower than fourth quarter levels primarily due to eliminating the full year effect of the freehold mineral tax adjustment.

Operating Expense

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
Operating expense	**$ 451,882**	$ 110,715	$ 158,571	(30%)
Per boe (6:1)	**$ 6.99**	$ 6.56	$ 9.60	(32%)

The improvement in operating expense is largely attributed to a new contract operating arrangement and a third party processing arrangement that were put in place late in the fourth fiscal quarter of 2003. In addition, utility and processing costs were also lower quarter over quarter. Going forward, operating expense on a per boe basis for the Medicine River property have been budgeted to increase primarily due to natural production declines.

General and Administrative (G&A) Expense

In October 2003, we increased our number of staff from four (in the fourth quarter of fiscal 2003) to seven (in the third and fourth quarters of fiscal 2004), primarily to undertake our grassroots exploration and development initiative. At that time, we began to capitalize certain G&A expenses based on personnel involved with this effort, including certain salaries and related overhead costs.

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
Gross	**$ 985,637**	$ 352,918	$ 146,779	140%
Per boe (6:1)	**$ 15.25**	$ 20.90	$ 8.89	135%
Capitalized	**$ 263,108**	$ 141,897	$ n/a	n/a
Per boe (6:1)	**$ 4.07**	$ 8.40	$ n/a	n/a
Net	**$ 722,529**	$ 211,021	$ 146,779	44%
Per boe (6:1)	**$ 11.18**	$ 12.50	$ 8.89	41%

The fourth fiscal quarter of 2004 includes approximately $62,000 of costs accrued for year-end public reporting activities. Going forward, G&A expense on an absolute basis is not expected to be materially different; however when production comes on stream, we expect to see reduced per boe G&A costs.

Interest Expense

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
Interest expense	$ **115,283**	$ 10,032	$ –	n/a
Per boe (6:1)	$ **1.78**	$ 0.59	$ –	n/a

Interest expense consists primarily of accrued interest incurred in conjunction with the flow-through share issues. Approximately 60% of the resource deductions associated with these financings has been renounced to the investors; however, the Company has not yet spent all of the funds. As a result, Rock will incur a financing charge on the amount yet to be spent. Of the $2.36 million raised through these financings, $0.54 million has been spent on flow-through expenditures. Another $0.57 million must be spent prior to December 31, 2004 and $1.25 million must be spent prior to December 31, 2005 to meet these commitments. We expect to satisfy the remaining flow-through obligations with our calendar 2004 capital spending plans; however, additional interest expense will be incurred in the 2004 calendar year.

Depletion and Depreciation (D&D)

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
D&D expense	$ **290,370**	$ 91,957	$ 56,350	63%
Per boe (6:1)	$ **4.49**	$ 5.45	$ 3.41	60%

The depletion and depreciation expense and boe rate for the fourth fiscal quarter of 2004 was up about 60% compared to the fourth fiscal quarter of 2003 due to a higher capital base. New reserves were added for the re-completed 13-4 Jurassic oil well, which essentially offset production for the year. In addition the adoption of National Instrument 51-101 ("NI 51-101") reduced proved producing reserves by about 7% primarily due to cut-off limits on reserve life, while proved plus probable reserves increased by about 6%.

Accretion

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
Accretion expense	$ **16,197**	$ 4,049	$ 2,867	41%
Per boe (6:1)	$ **0.25**	$ 0.24	$ 0.17	41%

Accretion represents the change in the time value of the asset retirement obligation ("ARO"). The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. During fiscal 2004 capital operations increased the underlying ARO by approximately $33,479 (March 31, 2003: $nil).

Income Tax

Rock has current income tax payable of approximately $69,783. The income taxes were incurred at the subsidiary level by Rock Energy Ltd. prior to its acquisition. We do not expect to pay current taxes in the near future as Rock has, on a consolidated basis, future income tax deductions of approximately $35.7 million as set out below.

CEE	$ 2.2 million
CDE	$ 0.7 million
COGPE	$ 2.4 million
UCC	$ 3.0 million
Loss carryforwards	$ 27.4 million

Funds from Operations and Net Income

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
Funds from operations	$ 606,333	$ 301,161	$ 279,826	8%
Per boe (6:1)	$ 9.38	$ 17.83	$ 16.95	5%
Per share (shares restated to affect				
30 for 1 share consolidation)	$ 0.13	$ 0.04	$ 0.09	(56%)
Fully diluted	$ 0.13	$ 0.03	$ 0.09	
Net income	$ 253,470	$ 158,282	$ 220,609	(28%)
Per boe (6:1)	$ 3.92	$ 9.37	$ 13.36	(30%)
Per share (shares restated to affect				
30 for 1 share consolidation)	$ 0.05	$ 0.02	$ 0.07	(71%)
Fully diluted	$ 0.05	$ 0.02	$ 0.07	
Weighted average shares outstanding	4,790,196	8,541,836	3,004,187	184%
Fully diluted	4,842,848	8,753,602	3,004,187	

Per share amounts have been restated for all periods for the 30 for 1 share consolidation that occurred in February 2004. Weighted average shares outstanding increased for the fiscal year 2004 and the fourth fiscal quarter of 2004 due to the equity issue completed in January 2004 and the acquisition of Rock Energy Ltd. in January 2004. As a result, per share amounts for the fourth fiscal quarter of 2004 for funds from operations and net income are significantly lower than for the corresponding period in fiscal 2003.

Funds from operations for the fiscal year of 2004 were $0.6 million or $0.13 per share. Funds from operations for the fourth fiscal quarter of 2004 of $0.3 million or $0.04 per share improved 8% over the same period last year primarily due to higher interest income, lower royalties and lower operating expenses. These positive impacts were partially offset by lower oil and natural gas revenues resulting from lower commodity prices and higher G&A expenses.

Net income for the fiscal year of 2004 was $0.3 million or $0.05 per share. Net income for the fourth fiscal quarter of 2004 of $0.2 million or $0.02 per share was 28% lower than the fourth fiscal quarter of 2003 despite higher funds from operations. Net income was reduced by higher depletion charges and a stock-based compensation expense for options issued during the quarter.

Capital Expenditures

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
Office equipment	$ **67,881**	$ 590	$ 6,624	(91%)
Property acquisition	$ **–**	$ –	$ 20,337	n/a
Capitalized G&A	$ **263,108**	$ 141,897	$ –	n/a
Land	$ **53,889**	$ 41,209	$ –	n/a
Geological and geophysical	$ **280,311**	$ 212,556	$ –	n/a
Exploration and development	$ **358,590**	$ (77,364)	$ –	n/a
Total	$ **1,023,779**	$ 318,888	$ 26,961	1,083%

Capital expenditures on oil and gas operations for the year ended fiscal 2004 include the drilling of 1 (0.75 net) Edmonton gas well and the re-completion of 1 (0.7125 net) Jurassic oil well at our Medicine River property. These operations commenced in late June 2003 and were tied-in during October 2003. Subsequent to the fiscal year-end, an additional $0.8 million of land has been purchased bringing total net undeveloped acres to about 8,500. Drilling of prospects is expected to commence in the third calendar quarter of 2004.

Liquidity and Capital Resources

Our net working capital position as at March 31, 2004 totaled $16.0 million ($2.6 million at March 31, 2003), consisting mostly of term deposits and cash. The increase over March 31, 2003 levels primarily reflects the completion of the special warrant financing in January 2004 for net proceeds of $13.4 million and the exercise of Rock Energy Ltd. share warrants during December 2003 and January 2004 for proceeds of $0.7 million. Rock had no debt at March 31, 2004 ($nil at March 31, 2003), other than trade payables of $0.8 million ($0.2 million at March 31, 2003).

Our current risked capital spending plan for the calendar year of 2004 is approximately $6.0 million. Of this amount about 50% is dedicated to land and seismic acquisitions as we work to build our inventory of prospects. The balance of the spending plan is allocated to drilling and completions including tie-ins and well site facilities to bring production on stream. As we are continuing to build our prospects, this spending plan is heavily weighted to the second half of the calendar year. In the second calendar quarter of 2004 we were successful in acquiring land for approximately $0.8 million and expect to be drilling our first wells in the third quarter of 2004. Given our current working capital position we expect to fund this spending plan without utilizing outside sources of capital.

As part of our business plan we have been looking to acquire approximately 1,000 boe/d or greater of production in our target geographic areas of central and eastern Alberta and west central Saskatchewan. If successful, our current capital spending plan will be updated and we will likely need to access other sources of capital to fund the acquisition.

At March 31, 2004 Rock had 8,993,152 common shares outstanding and 418,848 stock options with an average exercise price of $3.39 per share.

Selected Quarterly Data

The following table provides selected quarterly information for Rock. With the exception of the quarter ended March 31, 2004, all previous quarterly information is that for Rock Energy Ltd.

	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 12/31/03 (UNAUDITED)	3 MONTHS ENDED 09/30/03 (UNAUDITED)	3 MONTHS ENDED 06/30/03 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)
Production (boe/d)	186	192	174	155	185
Price realizations ($/boe)	$ 39.48	$ 34.78	$ 35.25	$ 37.13	$ 47.40
Royalties ($/boe)	$ 11.16	$ 8.36	$ 9.73	$ 7.54	$ 12.66
Operating expense ($/boe)	$ 6.56	$ 5.24	$ 7.99	$ 8.56	$ 9.60
Field netback ($/boe)	$ 21.76	$ 21.18	$ 17.53	$ 21.03	$ 25.14
Net G&A expense	$ 211,021	$ 145,888	$ 190,526	$ 175,093	$ 146,779
Stock-based compensation	$ 46,295	$ –	$ –	$ –	$ –
Funds from operations	$ 301,161	$ 105,465	$ 88,383	$ 111,324	$ 279,826
Net income	$ 158,282	$ 23,380	$ 14,001	$ 57,807	$ 220,609
Capital expenditures	$ 318,888	$ 192,625	$ 386,392	$ 125,874	$ 26,961

	AS AT 03/31/04	AS AT 12/31/03	AS AT 09/30/03	AS AT 06/30/03	AS AT 03/31/03
Working capital ($000)	$ 16,065	$ 2,881	$ 2,377	$ 2,675	$ 2,613

Note: Quarterly information has been re-stated for the retroactive adoption of the ARO accounting standard.

Contractual Operations

Rock has flow-through spending commitments of $1.8 million related to the Rock Energy Ltd. equity issues completed in December 2002, January 2003 and March 2003. These commitments are expected to be fully met with the capital spending plan described above.

Outstanding Share Data

There are no changes to Rock's outstanding share data at the date of this report.

Off Balance Sheet Arrangements

Rock does not have any special purpose entities nor is it party to any arrangement that would be excluded from the balance sheet.

Related Party Transactions

Rock Energy Ltd. completed $2.4 million of flow-through share offerings in the year ended March 31, 2003. Substantially all of the flow-through shares were issued to officers and a director of the company.

One of Rock's directors used to be an officer of the Company and provided consulting services to the Company. Rock paid this director $77,430 (2003 – $73,224) for consulting fees in fiscal 2004.

One of Rock's shareholders loaned the Company $200,000 at an interest rate of 12% per annum and an annual facility fee of 10% of the facility amount. Rock paid this shareholder $237,638 (2003 - $44,306) in interest, fees and loan principal in fiscal 2004. The loan was completely repaid and the facility was cancelled in January 2004.

Critical Accounting Estimates

Rock's financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). A comprehensive discussion of our significant accounting policies is contained in Note 2 to the audited consolidated financial statements. These accounting policies are subject to estimates and key judgments about future events, many of which are beyond our control. The following is a discussion of the accounting estimates that are critical to the financial statements.

Oil and Gas Accounting – Reserves Recognition Rock retained independent petroleum engineering consultants Paddock Lindstrom & Associates to evaluate our oil and natural gas reserves and prepare an evaluation report. The process of estimating oil and natural gas reserves is subjective and involves a significant number of decisions and assumptions in evaluating available geological, geophysical, engineering and economic data. These estimates will change over time as additional data from ongoing development and production activities becomes available and as economic conditions affecting oil and natural gas prices and costs change. Reserves can be classified as proved, probable or possible with decreasing levels of certainty to the likelihood that the reserves will be ultimately produced.

Oil and Gas Accounting Under the full cost method of accounting for exploration and development activities, all costs associated with these activities are capitalized. The aggregate net capitalized costs and estimated future abandonment costs, less estimated salvage values, is amortized using the unit-of-production method based on estimated proved oil and gas reserves resulting in a depletion expense. The depletion expense is most affected by the estimate of proved reserves and the cost of unproved properties. Changes to any of these estimates may affect Rock's earnings.

Under the full cost method of accounting, the carrying amount of Rock's oil and gas properties cannot exceed the estimated net present value of future cash flows from proved plus probable reserves (the "ceiling test"). Reserve, revenue, royalty and operating cost estimates and the timing of future cash flows are all critical components of the ceiling test. Revisions of these estimates could result in a write down of the carrying amount of oil and gas properties.

Asset Retirement Obligations Estimates of the costs associated with abandonment and reclamation activities require judgment concerning the method, timing and extent of future retirement activities. Judgments affecting current and annual expense are subject to future revisions based on changes in technology, abandonment timing, costs, discount rates and the regulatory environment.

Stock-based Compensation Stock-based compensation expense is determined on the date of an option grant using a Black-Scholes option pricing model. A Black-Scholes pricing model requires the estimation of several variables including estimated variability of Rock's stock price over the life of the option, estimated option forfeitures, estimated life of the option, estimated risk free rate and estimated dividend rate. A change to these estimates would alter the valuation of the option and would result in a different related stock-based compensation expense.

New Accounting Policies and Regulatory Changes

There have been a number of financial reporting and securities regulatory changes that were implemented in the past year and are outlined below.

Full Cost Accounting We adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting - Full Cost" which replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". In applying the new full cost guideline, we calculate the ceiling test by comparing the carrying value of oil and natural gas properties and production equipment to the sum of undiscounted cash flows expected to result from Rock's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves using a risk free interest rate. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment. The adoption of this new accounting guideline had no impact on the reported results.

Asset Retirement Obligations We retroactively adopted the new CICA Handbook Section 3110 "Asset Retirement Obligations" ("ARO") standard. Under the new standard we recognize the estimated fair value for an asset retirement obligation ("ARO") in the period in which it is incurred as a liability, and record a corresponding increase in the carrying value of the related asset. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and this accretion amount is charged to earnings in the period. Actual costs incurred on settlement of the ARO are charged against the ARO.

The net effect of adopting the new ARO standard was to marginally increase net income and retained earnings as accretion was lower than the previous future site restoration charge.

Stock-based Compensation We adopted, effective April 1, 2003, the amendment to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" standard. Under the amendment options issued to employees and directors under our stock option plan are accounted for using the fair value of accounting for stock-based compensation. Under the fair value method an estimate of the value of the option is determined at the time of grant using a Black-Scholes option pricing model. The fair value of the option is recognized as stock-based compensation expense and contributed surplus over the vested life of the option.

Regulatory Changes – Oil and Gas Reserves Effective September 30, 2003 National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" ("NI 51-101") replaced National Policy 2-B ("NP 2B"). NI 51-101 requires a higher degree of confidence in the assignment of oil and gas reserves and includes revisions on how reserves information is disclosed. Under NI 51-101, proved reserves are defined to have a 90% probability that the actual reserves recovered will equal or exceed the assigned estimates, while probable reserves are defined to have a 50% probability that the actual reserves will equal or exceed the assigned estimates. The revised definitions may result in negative reserve adjustments, which can impact accounting calculations such as oil and gas depletion and the ceiling test.

Business Risks

Rock is exposed to a number of business risks, some of which are beyond its control like all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and gas reserves on an economical basis (including acquiring land rights or gaining access to land rights), reservoir production performance, marketing production, hiring and retaining employees and accessing contract services on a cost effective basis. We attempt to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition we outsource certain activities to be able to leverage on industry expertise without having the burden of hiring full time staff given the current scope of operations. Typically the Company has outsourced marketing and accounting functions but will begin to bring accounting functions in-house as activity levels pick up. Currently Rock has little undeveloped land and is planning to gain access to land in its desired areas through land sales and by approaching other companies with operations in the same area. In addition we are attempting to acquire oil and gas operations; however Rock will be competing against many other companies for such operations many of which will have greater access to resources. As a new company, gaining access to contract services may be difficult given the high activity levels the industry has been experiencing, but we will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the Canadian/US exchange rate and interest rates, all of which are largely beyond the Company's control. Currently we have not used any financial instruments to mitigate these risks. We would consider using these financial instruments depending on the operating environment. The Company also will require access to capital. Currently Rock has no long-term debt in place but intends to use its debt capacity in the future. We intend to use prudent levels of debt to fund capital programs based on the expected operating environment. We also intend to access equity markets to fund opportunities, however the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

Rock is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site-specific emergency response program to help manage these risks. The Company hires third party consultants to help develop and manage these programs and help Rock comply with current environmental legislation.

Reserves

Rock's reserves have been independently evaluated by Paddock Lindstrom & Associates ("PLA"). PLA has evaluated these reserves since inception. The reserves as at March 31, 2004 have been evaluated in accordance with NI 51-101. The previous reserve report at December 31, 2002 did not follow this standard but did follow NP 2B. As a result reserve and value comparisons between the two reports may be difficult. We have used proved plus 50% risked probable reserves as at December 31, 2002 in our comparison to proved plus probable reserves as at March 31, 2004.

The following tables provide a reconciliation of the reserves between the two reserve reports. All of Rock's proved reserves are proved producing. In addition NI 51-101 requires reserves to be reconciled on a net basis after royalty interest ("net interest"). Previously we have only reported reserves on a working interest basis, which were before royalty interests ("working interest"). Below we have reported reserves on both a working interest and net interest basis.

Reserves Reconciliation The following table is a reconciliation of Rock's "Working Interest" reserves at year-end March 31, 2004 using PLA's pricing and cost estimates.

RECONCILIATION OF COMPANY WORKING INTEREST RESERVES BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	OIL AND NGL			GAS			EQUIVALENT BOE		
FACTORS	GROSS PROVED (MBBL)	GROSS PROBABLE (MBBL)	GROSS PROVED PLUS PROBABLE (MBBL)	GROSS PROVED (MMCF)	GROSS PROBABLE (MMCF)	GROSS PROVED PLUS PROBABLE (MMCF)	GROSS PROVED (MBOE)	GROSS PROBABLE (MBOE)	GROSS PROVED PLUS PROBABLE (MBOE)
December 31, 2002 (1)	355	58	413	1,320	124	1,445	575	79	654
Technical revisions	(44)	49	5	48	131	179	(36)	70	34
Discoveries	57	6	63	116	13	129	77	9	85
Production	(42)	0	(42)	(234)	0	(234)	(81)	0	(81)
March 31, 2004	326	113	439	1,250	268	1,518	534	158	692

Note:

(1) *The evaluation as at December 31, 2002 was prepared using National Policy 2 B reserves definitions. Under those definitions, probable reserves were adjusted by a factor to account for the risk associated with their recovery. Rock previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by Rock.*

(2) *Figures may not add due to rounding.*

The following table is a reconciliation of Rock's "Net Interest" reserves at year-end March 31, 2004 using PLA's pricing and cost estimates.

RECONCILIATION OF COMPANY NET INTEREST RESERVES BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	OIL AND NGL			GAS			EQUIVALENT BOE		
FACTORS	NET PROVED (MBBL)	NET PROBABLE (MBBL)	NET PROVED PLUS PROBABLE (MBBL)	NET PROVED (MMCF)	NET PROBABLE (MMCF)	NET PROVED PLUS PROBABLE (MMCF)	NET PROVED (MBOE)	NET PROBABLE (MBOE)	NET PROVED PLUS PROBABLE (MBOE)
December 31, 2002 (1)	287	46	333	1,005	95	1,100	455	62	516
Technical revisions	(35)	38	3	52	101	152	(27)	55	28
Discoveries	52	6	59	87	10	97	67	7	75
Production	(33)	0	(33)	(184)	0	(184)	(64)	0	(64)
March 31, 2004	271	90	361	960	205	1,165	431	124	555

Note:

(1) *The evaluation as at December 31, 2002 was prepared using National Policy 2 B reserves definitions. Under those definitions, probable reserves were adjusted by a factor to account for the risk associated with their recovery. Rock previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by Rock.*

(2) *Figures may not add due to rounding.*

Reserves and Net Present Value (Forecast Prices and Costs) The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing PLA's pricing and cost estimates.

	RESERVES			
	OIL AND NGL		GAS	
RESERVES CATEGORY	GROSS (MBBL)	NET (MBBL)	GROSS (MMCF)	NET (MMCF)
Proved				
Proved Producing	326	271	1,250	960
Proved Non-Producing	—	—	—	—
Total Proved Developed	326	271	1,250	960
Proved Undeveloped	—	—	—	—
Total Proved	326	271	1,250	960
Probable Additional	113	90	268	205
Total Proved Plus Probable	439	361	1,518	1,165

	NET PRESENT VALUE OF FUTURE NET REVENUE									
	BEFORE INCOME TAXES DISCOUNTED AT (% PER YEAR)					AFTER INCOME TAXES DISCOUNTED AT (% PER YEAR)				
RESERVES CATEGORY	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
Proved										
Proved Producing	8,051	6,140	5,012	4,279	3,767	8,051	6,140	5,012	4,279	3,767
Proved Non-Producing	—	—	—	—	—	—	—	—	—	—
Total Proved Developed	8,051	6,140	5,012	4,279	3,767	8,051	6,140	5,012	4,279	3,767
Proved Undeveloped	—	—	—	—	—	—	—	—	—	—
Total Proved	8,051	6,140	5,012	4,279	3,767	8,051	6,140	5,012	4,279	3,767
Probable Additional	2,013	1,230	853	638	503	2,013	1,230	853	638	503
Total Proved Plus Probable	10,064	7,370	5,865	4,918	4,269	10,064	7,370	5,865	4,918	4,269

Note: Figures may not add due to rounding.

Reserves and Net Present Value (Constant Prices and Costs) The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing PLA's pricing based on benchmark reference prices posted at or near March 31, 2004 with adjustments for oil differential and gas heating values applied to arrive at a company average. Capital and operating costs were not inflated.

RESERVES CATEGORY	RESERVES			
	OIL AND NGL		GAS	
	GROSS (MBBL)	NET (MBBL)	GROSS (MMCF)	NET (MMCF)
Proved				
Proved Producing	326	269	1,250	959
Proved Non-Producing	–	–	–	–
Total Proved Developed	326	269	1,250	959
Proved Undeveloped	–	–	–	–
Total Proved	326	269	1,250	959
Probable Additional	113	89	268	205
Total Proved Plus Probable	439	358	1,518	1,164

RESERVES CATEGORY	NET PRESENT VALUE OF FUTURE NET REVENUE									
	BEFORE INCOME TAXES DISCOUNTED AT (% PER YEAR)					AFTER INCOME TAXES DISCOUNTED AT (% PER YEAR)				
	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
Proved										
Proved Producing	12,641	9,306	7,379	6,151	5,308	12,641	9,306	7,379	6,151	5,308
Proved Non-Producing	–	–	–	–	–	–	–	–	–	–
Total Proved Developed	12,641	9,306	7,379	6,151	5,308	12,641	9,306	7,379	6,151	5,308
Proved Undeveloped	–	–	–	–	–	–	–	–	–	–
Total Proved	12,641	9,306	7,379	6,151	5,308	12,641	9,306	7,379	6,151	5,308
Probable Additional	3,444	2,126	1,487	1,121	883	3,444	2,126	1,487	1,121	883
Total Proved Plus Probable	16,085	11,432	8,866	7,272	6,192	16,085	11,432	8,866	7,272	6,192

Note: Figures may not add due to rounding.

Pricing Assumptions

The following benchmark prices, inflation rates and exchange rates were used by PLA for the Constant Prices and Costs evaluation and the Forecast Prices and Costs evaluation.

SUMMARY OF PRICING ASSUMPTIONS
AS OF MARCH 31, 2004
CONSTANT PRICE AND COSTS

EDMONTON PAR OIL PRICE 40 API (CDN$/BBL)	AECO GAS PRICE (CDN$/MCF)	NGL (CDN$/BBL)
$ 49.74	$ 6.33	$ 41.79

SUMMARY OF PRICING AND COST RATE ASSUMPTIONS AS OF MARCH 31, 2004
FORECAST PRICES AND COSTS

	OIL			NGL		GAS		
YEAR	WTI @ CUSHING ($US/BBL)	EDMONTON REFERENCE PRICE ($/BBL)	CROMER 29 API ($/BBL)	PROPANE ($/BBL)	BUTANE ($/BBL)	AECO C ($/MCF)	CDN/US EXCHANGE RATE	COST INFLATION RATE (%/YEAR)
2004	33.00	42.94	39.93	30.06	32.20	6.30	0.75	2
2005	29.00	37.58	34.95	25.56	27.44	5.75	0.75	2
2006	27.00	34.90	32.45	23.03	24.78	5.20	0.75	2
2007	25.50	32.87	30.57	21.04	22.68	5.04	0.75	2
2008	26.01	33.53	31.18	20.79	22.47	5.09	0.75	2
2009	26.53	34.20	31.81	20.52	22.23	5.14	0.75	2
2010	27.06	34.89	32.44	20.93	22.68	5.19	0.75	2
2011	27.60	35.58	33.09	21.35	23.13	5.23	0.75	2
2012	28.15	36.30	33.75	21.78	23.59	5.34	0.75	2
2013	28.72	37.02	34.43	22.21	24.06	5.44	0.75	2
2014	29.29	37.76	35.12	22.66	24.55	5.55	0.75	2
2015	29.88	38.52	35.82	23.11	25.04	5.66	0.75	2
2016	30.47	39.29	36.54	23.57	25.54	5.78	0.75	2
2017	31.08	40.07	37.27	24.04	26.05	5.89	0.75	2
2018	31.71	40.87	38.01	24.52	26.57	6.01	0.75	2
	+2%	+2%	+2%	+2%	+2%	+2%		2

MANAGEMENT'S **REPORT**

To the Shareholders of Rock Energy Inc.

The financial statements of Rock Energy Inc. were prepared by management in accordance with appropriately selected generally accepted accounting principles in Canada. Management has used estimates and careful judgment, particularly in those circumstances where transactions affecting current periods are dependent on information not known for certain until a future period. The financial and operational information contained in this annual report is consistent with that reported in the financial statements.

Management is responsible for the integrity of the financial and operational information contained in this report. The Company has designed and maintains internal controls to provide reasonable assurance that assets are properly safeguarded and that the financial records are well maintained and provide relevant, timely and reliable information to management. The financial statements have been prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in the notes to the financial statements.

External auditors appointed by the shareholders have conducted an independent examination of the corporate and accounting records in order to express their opinion on the financial statements. The Audit Committee has met with the external auditors and management in order to determine if management has fulfilled its responsibilities in the preparation of the financial statements. The Board of Directors has approved the financial statements on the recommendation of the Audit Committee.

Allen J. Bey
President and Chief Executive Officer
June 18, 2004

Peter D. Scott
Vice President, Finance and Chief Financial Officer
June 18, 2004

AUDITORS' REPORT **TO THE SHAREHOLDERS**

We have audited the consolidated balance sheets of Rock Energy Inc. as at March 31, 2004 and 2003 and the consolidated statements of income and retained earnings and cash flows for the year ended March 31, 2004 and the period from incorporation on November 21, 2002 to March 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2004 and 2003 and the results of its operations and its cash flows for the year ended March 31, 2004 and the period from incorporation on November 21, 2002 to March 31, 2003 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
June 18, 2004

CONSOLIDATED **BALANCE SHEETS**

MARCH 31, 2004 AND 2003	2004	2003
ASSETS		
Current assets		
Cash and cash equivalents	$ 16,293,473	$ 2,174,331
Accounts receivable	302,351	625,779
Prepaids and other deposits	126,989	29,925
Other assets	127,723	–
	16,850,536	2,830,035
Property, plant and equipment (note 4)	3,313,866	2,256,608
Accumulated depletion and depreciation	(346,720)	(56,350)
	2,967,146	2,200,258
Goodwill (note 3)	2,051,967	–
	$ 21,869,649	$ 5,030,293
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 785,582	$ 217,270
Asset retirement obligation (note 5)	282,090	232,414
Shareholders' equity		
Share capital (note 6)	20,281,602	4,360,000
Contributed surplus (note 7)	46,296	–
Retained earnings	474,079	220,609
	20,801,977	4,580,609
	$ 21,869,649	$ 5,030,293

See accompanying notes to consolidated financial statements.

Approved by the Board:

Stuart G. Clark
Director

Allen J. Bey
Director

CONSOLIDATED STATEMENTS OF **INCOME AND RETAINED EARNINGS**

YEAR ENDED MARCH 31, 2004 AND THE PERIOD FROM INCORPORATION ON NOVEMBER 21, 2002 TO MARCH 31, 2003	2004	2003
Revenues		
Oil and gas revenue	$ 2,368,621	$ 782,649
Royalties, net of ARTC	(598,004)	(209,005)
Other income	195,192	11,532
	1,965,809	585,176
Expenses:		
General and administrative	722,528	146,779
Operating	451,882	158,571
Interest	115,283	–
Stock-based compensation (note 7)	46,296	–
Accretion (note 5)	16,197	2,867
Depletion and depreciation	290,370	56,350
	1,642,556	364,567
Income before income taxes	323,253	220,609
Income taxes		
Current (note 8)	69,783	–
Net income for the period	253,470	220,609
Retained earnings, beginning of period	220,609	–
Retained earnings, end of period	$ 474,079	$ 220,609
Basic and diluted earnings per share	$ 0.05	$ 0.10

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF **CASH FLOWS**

YEAR ENDED MARCH 31, 2004 AND THE PERIOD FROM *INCORPORATION ON NOVEMBER 21, 2002 TO MARCH 31, 2003*	2004	2003
Cash provided by (used in):		
Operating		
Net income for the period	$ 253,470	$ 220,609
Add: Non-cash items:		
Depletion and depreciation	290,370	56,350
Accretion	16,197	2,867
Stock-based compensation	46,296	–
	606,333	279,826
Changes in non-cash working capital	899,191	(438,534)
	1,505,524	(158,708)
Financing		
Issuance of common shares	14,800,328	2,360,000
Repayment of loans	(250,000)	–
Acquisition costs	(162,931)	–
Changes in non-cash working capital	(750,000)	–
	13,637,397	2,360,000
Investing		
Acquisition of property, plant and equipment	(1,023,779)	(26,961)
Increase in cash and cash equivalents	14,119,142	2,174,331
Cash and cash equivalents, beginning of period	2,174,331	–
Cash and cash equivalents, end of period	$ 16,293,473	$ 2,174,331
Interest paid and received		
Interest paid	$ 5,812	$ –
Interest received	195,192	11,532

See accompanying notes to consolidated financial statements.

NOTES TO **CONSOLIDATED FINANCIAL STATEMENTS**

Year ended March 31, 2004 and the period from incorporation on November 21, 2002 to March 31, 2003

1. NATURE OF OPERATIONS

During the year ended March 31, 2004 Medbroadcast Corporation ("Medbroadcast"), a TSX Venture Exchange listed company, entered into a licensing arrangement for all its operating assets, raised $15 million of new equity and acquired a private oil and gas company, Rock Energy Ltd. ("REL"). Following the acquisition, Medbroadcast changed its name to Rock Energy Inc. (the "Company" or "Rock") and became actively engaged in the exploration, production and development of oil and gas in Western Canada.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of Rock are stated in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

(a) Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short-term investments with a maturity date of three months or less.

(b) Joint ventures

A substantial portion of the Company's oil and gas exploration and development activities is conducted jointly with others, and accordingly, these consolidated financial statements reflect only the Company's proportionate interest in such activities.

(c) Property, plant and equipment

Capitalized costs: The Company follows the full cost method of accounting for oil and natural gas operations, whereby all costs related to the acquisition, exploration and development of petroleum and natural gas reserves are capitalized. Such costs include lease acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling both productive and non-productive wells, the cost of petroleum and natural gas production equipment and overhead charges directly related to exploration and development activities. Proceeds from the sale of oil and gas properties are applied against capital costs, with no gain or loss recognized, unless such a sale would change the rate of depletion and depreciation by 20% or more, in which case, a gain or loss would be recorded.

Depletion, depreciation and amortization: The capitalized costs are depleted and depreciated using the unit-of-production method based on proved petroleum and natural gas reserves, as determined by independent consulting engineers. Oil and natural gas liquids reserves and production are converted into equivalent units of natural gas based on relative energy content. Office furniture and equipment are recorded at cost and depreciated on a declining balance basis using a rate of 20%.

Ceiling test: The Company follows the new Canadian accounting guidelines on full cost accounting. In applying this full cost guideline, Rock calculates its ceiling test by comparing the carrying value of oil and natural gas properties and production equipment to the sum of undiscounted cash flows expected to result from Rock's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves using a risk free interest rate and expected future prices. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment.

Prior to April 1, 2003, an impairment loss was recognized when the carrying amount of a cost centre exceeded its recoverable amount. The recoverable amount was the sum of the undiscounted cash flows expected from the production of proved reserves using period end prices, plus the lower of cost or market of unproved interests less estimated future costs for administration, financing and site restoration.

Asset retirement obligations: The Company has retroactively adopted the new Canadian accounting standard for asset retirement obligations. In accordance with the new standard, Rock records the fair value of an asset retirement obligation ("ARO") as a liability in the period in which it incurs a legal obligation to restore an oil and gas property, typically when a well is drilled or other equipment is put in place. The associated asset retirement costs are capitalized as part of the carrying amount of the related asset and depleted on a unit-of-production method over the life of the proved reserves. Subsequent to initial measurement of the obligations, the obligations are adjusted at the end of each reporting period to reflect the passage of time and changes in estimated future cash flows underlying the obligation. Actual costs incurred on settlement of the ARO are charged against the ARO. The effect of the retroactive adoption of the new standard on the consolidated financial statements is disclosed in note 5.

(d) Income taxes

Income taxes are calculated using the liability method of tax accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value amount on the balance sheet are used to calculate future income tax assets and liabilities. Future income tax assets and liabilities are calculated using tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

(e) Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. Future tax liabilities and share capital are adjusted by the estimated cost of the renounced tax deduction when the expenses are renounced.

(f) Stock-based compensation

The Company grants options to purchase common shares to employees and directors under its stock option plan. Effective April 1, 2003, the Company prospectively adopted the new Canadian accounting standard relating to stock-based compensation and other stock-based payments as it applies to other stock-based compensation granted to employees, officers and directors. As permitted by the standard, the prior period has not been restated. Under this standard, future awards are accounted for using the fair value of accounting for stock-based compensation. Under the fair value method, an estimate of the value of the option is determined at the time of grant using a Black-Scholes option pricing model. The fair value of the option is recognized as an expense and contributed surplus over the vested life of the option.

In the prior period, the Company had adopted the fair value method of accounting for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments.

(g) Revenue recognition

Revenue from the sale of oil and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses will be recognized in the same period in which the related revenue is earned and recorded.

(h) Measurement uncertainty

The amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the amounts used for ceiling test calculations are based on estimates of reserves and/or future costs. The Company's reserve estimates are reviewed annually by an independent engineering firm. The amounts disclosed relating to fair values of stock options issued are based on estimates of future volatility of the Company's share price, expected lives of options, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

(i) Earnings per share

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method whereby the weighted average number of shares is adjusted for the dilutive effect of options.

3. ACQUISITION OF ROCK ENERGY LTD.

In January 2004 Rock acquired all of the issued and outstanding shares of Rock Energy Ltd. ("REL"), an Alberta private oil and natural gas company, by issuing 3,875,040 common shares. The management team of REL became the management team of Rock and two of the four Rock directors became REL directors. As a result, for accounting purposes, REL was identified as the acquirer.

Application of reverse takeover accounting results in the following:

(i) The Rock consolidated financial statements are a combination of REL at historical cost and Rock at fair value. The comparative figures presented are those of REL from its incorporation on November 21, 2002 to March 31, 2003.

(ii) Shareholders' equity is presented as a continuation of REL; however, the capital structure is that of Rock.

(iii) The cost of the purchase was $15,958,356, being the aggregate of the fair value of the equity interest in Rock deemed to be given by REL to the shareholders of Rock and cash acquisition costs of $162,931. The following table summarizes the fair value of the assets and liabilities of Rock:

Cash	$ 14,155,719
Accounts receivable and other assets	270,975
Accounts payable	(788,737)
Loans payable	(250,000)
Goodwill	2,570,399
Total	$ 15,958,356

At the time of the acquisition, Medbroadcast had approximately $35 million in tax loss carryforwards and other deductions. While management believes these loss carryforwards and other deductions have economic value, this economic value could not be recorded as a future income tax asset because it was not probable that the future tax asset would be realized. Accordingly, the excess purchase price was recorded as goodwill. As it becomes more likely than not that such future tax assets will be realized, they will first be recognized as a reduction of recorded goodwill until such goodwill has been reduced to $nil and thereafter as a reduction to income tax expense.

4. PROPERTY, PLANT AND EQUIPMENT

	2004	2003
Petroleum and natural gas properties	$ 3,238,732	$ 2,249,984
Other assets	75,134	6,624
	3,313,866	2,256,608
Accumulated depletion and depreciation	(346,720)	(56,350)
	$ 2,967,146	$ 2,200,258

During the year ended March 31, 2004, $262,478 (2003: $nil) of administrative costs relating to exploration and development activities were capitalized as part of property, plant and equipment.

As of March 31, 2004 Rock is committed to spend $0.6 million (March 31, 2003: $1.1 million) on drilling and exploration activities before December 31, 2004 and $1.2 million (March 31, 2003: $1.2 million) on drilling and exploration activities before December 31, 2005 in order to satisfy flow-through share commitments (see note 6).

5. ASSET RETIREMENT OBLIGATION

Effective April 1, 2003, the Company adopted the new Canadian standard for asset retirement obligations. The new standard requires the Company to record the fair value of asset retirement obligations as a liability in the period in which it incurs the legal obligation.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior period. The effect on the prior period of adopting the new standard is presented below as increases (decreases):

Balance Sheet		
Asset retirement costs, included in property, plant and equipment	$	229,547
Asset retirement obligation		232,414
Future site restoration		(7,381)
Retained earnings		6,368
Statement of Income		
Accretion	$	2,867
Depletion and depreciation on asset retirement costs		(1,854)
Amortization of future site restoration liability		(7,381)
Net income impact		6,368

The asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations at March 31, 2004 is approximately $512,000, which will be incurred between 2006 and 2019. A credit adjusted risk free rate of 8% was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

		2004		2003
Balance, beginning of period	$	**232,414**	$	–
Liabilities incurred during period		**33,479**		229,547
Accretion		**16,197**		2,867
Balance, end of period	$	**282,090**	$	232,414

6. SHARE CAPITAL

(a) Authorized:

Unlimited number of voting common shares, without stated par value.

300,000 preference shares, without stated par value.

(b) Common shares issued:

COMMON SHARES OF REL	NUMBER		AMOUNT
Issued on incorporation	100	$	100
Flow-through shares	2,359,900		2,359,900
On acquisition (i)	2,000,000		2,000,000
Issued and outstanding on March 31, 2003	4,360,000		4,360,000
Exercise of warrants (ii)	500,000		700,000
Issued and outstanding as at January 7, 2004	4,860,000	$	5,060,000

COMMON SHARES OF ROCK	NUMBER	AMOUNT
Issued on business combination of Rock and REL (i)		
To former REL shareholders	3,875,040	5,060,000
To former Rock shareholders	5,135,939	15,795,425
Redemption (iv)	(17,827)	(55,391)
Future tax effect of flow-through share renouncements (v)		(518,432)
Issued and outstanding as at March 31, 2004	8,993,152	$ 20,281,602

(i) The number of shares has been restated to reflect the 30 for 1 share consolidation which was effective February 18, 2004. Fractional shares have been rounded.

(ii) In January 2003 REL acquired all of the shares of a private oil and gas company. The cost of the purchase of $2,000,000 was assigned to property plant and equipment, being all of the assets of the acquired company.

(iii) In March 2003, 500,000 warrants to purchase 500,000 common shares of REL were issued to four officers of REL. The warrants had an exercise price of $1.40 per common share and were exercised prior to their expiration date of January 31, 2004.

(iv) In accordance with the terms of the share consolidation, shareholders holding 1,000 or less pre-consolidated common shares redeemed their shares for cash based on the value of $0.1129 per pre-consolidated share.

(v) The Company has renounced resource expenditures on flow-through shares issued by predecessor companies. Substantially all of the outstanding flow-through shares were issued to officers and a director of the Company.

As at March 31, 2004 no preference shares were outstanding.

(c) Stock options

The Company has a stock option plan (the "Plan") under which it may grant options to directors, officers and employees for the purchase of up to 865,617 common shares. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors.

On January 8, 2004 options were granted to acquire 418,848 common shares at $3.39 per share. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting.

(d) Per share amounts

The weighted average number of common shares outstanding during the year ended March 31, 2004 of 4,790,196 (2003: 2,161,542) was used to calculate earnings per share amounts. To calculate fully diluted common shares outstanding, the treasury method was used. Under this method, in-the-money options are assumed exercised and the proceeds used to repurchase shares at the year end date of March 31, 2004. As at March 31, 2004, an additional 52,652 (2003: nil) common shares were used to calculate fully diluted earnings per share.

7. STOCK-BASED COMPENSATION

Options granted to both employees and non-employees after March 31, 2003 are accounted for using the fair value method. The fair value of common share options granted in the year ended March 31, 2004 was estimated to be $326,000 as at the grant date using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate	4%
Expected life	3 year average
Expected volatility	30%
Expected dividend yield	0%

The estimated fair value of the options is amortized to expense and credited to contributed surplus over the option vesting period on a straight-line basis.

On March 7, 2003, REL issued common share warrants to its officers. No compensation expense for the warrants was recorded in the statement of income for the period ended March 31, 2003. Had compensation expense been recorded, net income for the period ended March 31, 2003 would have been reduced by $47,000. The pro forma expense was calculated using a Black-Scholes option pricing model using the following assumptions:

Risk free interest rate	4%
Expected life	6 months
Expected volatility	30%
Expected dividend yield	0%

8. INCOME TAXES

The provision for income taxes in the consolidated statements of income and retained earnings varies from the amount that would be computed by applying the expected tax rate to net income before income taxes. The expected tax rate used was 38.12% (2003: 40.62%). The principal reasons for differences between such "expected" income tax expense and the amount actually recorded are as follows:

	2004	2003
Net income before income taxes	$ 253,470	$ 220,609
Statutory income tax rate	38.12%	40.62%
Expected income taxes	$ 96,623	$ 89,611
Add (deduct):		
Stock-based compensation	17,648	–
Non-deductible crown charges	93,952	34,967
Resource allowance	(8,411)	(54,519)
Recognition of previously unrecorded tax benefits	(130,029)	(70,059)
Provision for income taxes	$ 69,783	$ –

Future income tax assets or liabilities recognized on the consolidated balance sheets are comprised of temporary differences. These temporary differences are summarized as follows:

	2004	2003
Loss carryforwards	$ 11,189,144	$ –
Property, plant and equipment	1,751,537	257,299
Asset retirement obligation	(107,533)	(4,810)
Share issuance costs	672,029	–
Other	–	20,129
Calculated future income tax asset	13,505,177	272,618
Valuation allowance	(13,505,177)	(272,618)
Future income taxes	–	–

At March 31, 2004, Rock and its subsidiary have tax pools aggregating $35.7 million available for deduction against future taxable income of which $27.4 million are non-capital losses. The non-capital losses expire as follows:

2005	$ 4.5
2006	3.0
2007	6.9
2008	8.7
2009	3.9
2010	0.4
	$ 27.4

9. FINANCIAL INSTRUMENTS

Rock's financial instruments included in the consolidated balance sheets are comprised of cash and cash equivalents, accounts receivable, other deposits, accounts payable and accrued liabilities and income taxes payable. The fair values of these financial instruments approximate their carrying amount due to the short-term nature of the instruments.

10. CREDIT RISK

A substantial portion of Rock's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.

11. RELATED PARTY TRANSACTIONS

During the year ended March 31, 2004, Rock:

(a) paid consulting fees of $77,430 (2003 – $73,224) to a director and former officer, and

(b) paid interest, fees and loan principal of $237,638 (2003 – $44,306) to a shareholder.

Reference is made to note 6.

CORPORATE **INFORMATION**

BOARD OF DIRECTORS

Stuart G. Clark
Chairman of the Board
Independent Businessman
Calgary, Alberta

Allen J. Bey
President and Chief Executive Officer
Rock Energy Inc.
Calgary, Alberta

Peter V. Malowany
Vice President
K-Town Holdings Ltd.
Calgary, Alberta

Leanne Bate
President
iN8 Consulting
West Vancouver, British Columbia

OFFICERS

Allen J. Bey
President and Chief Executive Officer

A.C. Sandy Brown
Vice President, Exploration

Sean E. Moore
Vice President, Production

Peter D. Scott
Vice President, Finance and
Chief Financial Officer

Grant A. Zawalsky
Corporate Secretary

EXECUTIVE OFFICE
Suite 2400, Altius Centre
500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Telephone: (403) 218-4380
Fax: (403) 234-0598
e-mail: info@rockenergy.ca
website: www.rockenergy.ca

AUDITORS
KPMG LLP

BANKER
Royal Bank of Canada

ENGINEERING CONSULTANT
Paddock Lindstrom & Associates Ltd.

SOLICITORS
Burnet, Duckworth & Palmer LLP

STOCK EXCHANGE LISTING
TSX Stock Symbol: RE

REGISTRAR & TRANSFER AGENT
Computershare Trust Company of Canada
Suite 600, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Designed and Produced by Result Inc.
Printed in Canada

SUCCESS


ROCK ENERGY INC.
SUITE 2400, ALTIUS CENTRE, 500 – 4TH AVENUE S.W., CALGARY, ALBERTA T2P
WWW.ROCKENERGY.CA
TSX: RE

File No. 82-34785

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is dated June 28, 2004 and is management's assessment of Rock Energy Inc.'s historical, financial and operating results, together with future prospects, and should be read in conjunction with the audited consolidated financial statements of Rock Energy Inc. for the year ended March 31, 2004.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made.

Prior to 2004 Rock Energy Inc. ("Rock" or the "Company") was known as Medbroadcast Corporation ("Medbroadcast") and was primarily a provider of consumer-oriented multimedia health and medical information on the Internet. At a special meeting of shareholders on January 6, 2004, shareholders approved the licensing arrangement of Medbroadcast's primary operating asset to a third party and approved a $15 million special common share purchase warrant financing which was closed in escrow in October 2003. At the special meeting of shareholders on January 7, 2004, shareholders approved the acquisition of a private oil and natural gas company, Rock Energy Ltd. ("REL"), a 30 for 1 share consolidation and changing the company's name to Rock Energy Inc. Upon completion of the acquisition of REL, Rock became actively engaged in the acquisition, exploration, development and production of oil and natural gas resources in western Canada.

For reporting purposes, REL has been identified as the acquirer and the principles of reverse takeover accounting have been applied. Under reverse takeover accounting the historical accounts of REL form the basis of the ongoing accounts of the consolidated Company. REL commenced oil and natural gas operations effective January 1, 2003; therefore, comparative results are analyzed on a quarterly basis only.

CORPORATE STRATEGY AND OPERATIONAL OVERVIEW

Our corporate strategy is to grow and develop an oil and natural gas exploration and production company through internal operations and acquisitions. Our philosophy is to own and operate a high working interest in the majority of our production base. Our current geographic focus is the central and eastern areas of Alberta and west central Saskatchewan, although other opportunities have been and will be considered. As Rock grows, we intend to expand operations north and west provided we can continue to be the operator with a high working interest without taking on undue financial risk in these typically more expensive operations.

We intend to pursue acquisitions, both properties and corporate, primarily in our target geographic area of central and eastern Alberta and west central Saskatchewan and that are in excess of 1,000 boe/d. Such an acquisition is viewed as providing Rock with a production base from which to grow and complement future internal operations. We will continue to evaluate other acquisition opportunities over time, as the Company continues to grow and execute its business plan.

Rock has a staff of seven people which includes the team that develops our internal drilling and operations program. We also utilize outside consultants to assist primarily with accounting and land administrative functions. The team is developing opportunities in our target geographic area. As operations expand, we anticipate we will have to add staff in various disciplines to implement our plans.

Capital spending of $6.0 million has been allocated to internally generated prospects, absent of a significant acquisition. Of that total, 50% is weighted toward land and seismic expenditures. The remaining $3.0 million has been allocated to a drilling program of 6 – 10 wells, depending on the characteristics and success of the prospects. Drilling of 4 (4.0 net) identified prospects is expected to begin in late summer of 2004 and continue throughout the rest of 2004. The drilling program is expected to be a mix of exploration and development wells targeting both oil and natural gas. Included in the drilling costs are the estimated cost of tie-ins and well site facilities required to bring production on stream. Under this program, new production is expected to come on stream two to three months after drilling has been completed.

In the Medicine River area of central Alberta, Rock owns two sections of land (1,280 acres). This property includes 6 (5.4 net) producing oil wells, 3 (2.5 net) producing gas wells and 1 (1.0 net) shut-in oil well. No disposal or injection wells are located on the property. Production is initially processed through our 100% owned facility that is located on these lands. The facility processes oil to pipeline specifications that is then trucked to a third party terminal for sale. The facility also meters and compresses our natural gas production that is tied-in to a third party processing plant for ultimate sale. We operate all production and the facility through a contract operator. Geologically, the natural gas production comes from the Edmonton and Cardium sands and the oil production comes from the Jurassic, Pekisko and Basal Quartz formations. We do not own rights to all the zones on these lands so other companies also have wells on these lands. In June 2003 we drilled 1 (0.75 net) Edmonton gas well and re-completed 1 (0.7125 net) Jurassic oil well, both of which were tied-in in October 2003.

As of the date of this report, we have purchased approximately 8,500 net undeveloped acres for approximately $0.8 million through land sales. Approximately 55% of this land is located in east central Alberta and the balance is located in west central Saskatchewan where we expect to commence drilling in the third calendar quarter of 2004.

Production

	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Gas (mcf/d)	**507**	507	545	(7%)
Oil (bbl/d)	**73**	85	69	23%
NGL (bbl/d)	**19**	16	25	(36%)
boe/d (6:1)	**177**	186	185	1%

Natural production declines during the year were offset by the re-completed Jurassic oil well that was tied-in in October 2003. Yearly production averages were adversely affected by facility turnarounds at Medicine River in June 2003. *Natural production declines are expected to reduce production over the next fiscal year from* Medicine River as additional capital is not planned for this area.

Product Prices

REALIZED PRODUCT PRICES	12 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/04	3 MONTHS ENDED 03/31/03	QUARTERLY CHANGE
Gas ($/mcf)	**6.17**	6.49	8.34	(22%)
Oil ($/bbl)	**37.03**	40.58	46.74	(13%)
NGL ($/bbl)	**33.68**	36.51	39.98	(9%)
boe (6:1)	**36.64**	39.48	47.40	(17%)
AVERAGE BENCHMARK PRICES				
Gas – NYMEX Daily Spot (US$/mcf)	**4.87**	5.65	5.56	2%
Gas – AECO C Daily Spot ($/mcf)	**5.65**	6.43	8.17	(21%)
Oil – WTI Cushing (US$/bbl)	**31.36**	35.15	33.86	4%
Oil – Edmonton Light ($/bbl)	**41.80**	45.58	50.96	(11%)
US$/Cdn$ exchange rate	**0.740**	0.759	0.662	15%

All of Rock's production is sold at spot price contracts; however, about half of our natural gas production is tied to aggregator contracts which contain a monthly pricing mechanism. Product prices for the fiscal year averaged $36.64 per boe. Prices on a boe basis during the fourth fiscal quarter were about 8% higher than the yearly average; however, 17% below the fourth fiscal quarter of 2003. The decrease in oil and NGL prices quarter over quarter was primarily the result of the strengthening of the Canadian dollar against the U.S. dollar. The stronger Canadian dollar accounted for about half of the decrease in natural gas prices. Wider price differentials between Canada and the United States contributed to the other half of the decrease.

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents interest income earned from cash invested in term deposits.

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
Oil and gas revenue	**$2,368,621**	$ 666,707	$ 782,649	(15%)
Other income	**$ 195,192**	$ 154,006	$ 11,532	1,235%

Oil and natural gas revenue dropped approximately 15% in the fourth fiscal quarter of 2004 from the fourth fiscal quarter of 2003, which is consistent with the drop in price realizations.

Other interest income increased 12-fold in the fourth fiscal quarter of 2004 as it included interest received from escrow from the $15 million special warrant common share financing. Interest income is expected to decline over the next fiscal year as our capital program will reduce cash balances.

Royalties

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
Royalties	**$ 598,004**	$ 188,367	$ 209,005	(10%)
As percentage of oil and gas revenue	**25.2%**	28.3%	26.7%	6%
Per boe	**$ 9.25**	$ 11.16	$ 12.66	(12%)

Royalties for the fourth fiscal quarter of 2004 were higher on a per boe and percentage of revenue basis compared to the fiscal year primarily because the fourth fiscal quarter includes a freehold mineral tax adjustment for all of calendar 2003. Royalties for the year also benefited from a royalty holiday for the re-completed 13-4 Jurassic oil well that came on production in October 2003.

Going forward, royalties as a percentage of revenue for the Medicine River property are expected to be lower than fourth quarter levels primarily due to eliminating the full year effect of the freehold mineral tax adjustment.

Operating Expense

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
Operating expense	**$ 451,882**	$ 110,715	$ 158,571	(30%)
Per boe (6:1)	**$ 6.99**	$ 6.56	$ 9.60	(32%)

The improvement in operating expense is largely attributed to a new contract operating arrangement and a third party processing arrangement that were put in place late in the fourth fiscal quarter of 2003. In addition, utility and processing costs were also lower quarter over quarter. Going forward, operating expense on a per boe basis for the Medicine River property have been budgeted to increase primarily due to natural production declines.

General and Administrative (G&A) Expense

In October 2003, we increased our number of staff from four (in the fourth quarter of fiscal 2003) to seven (in the third and fourth quarters of fiscal 2004), primarily to undertake our grassroots exploration and development initiative. At that time, we began to capitalize certain G&A expenses based on personnel involved with this effort, including certain salaries and related overhead costs.

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
Gross	**$ 985,637**	$ 352,918	$ 146,779	140%
Per boe (6:1)	**$ 15.25**	$ 20.90	$ 8.89	135%
Capitalized	**$ 263,108**	$ 141,897	$ n/a	n/a
Per boe (6:1)	**$ 4.07**	$ 8.40	$ n/a	n/a
Net	**$ 722,529**	$ 211,021	$ 146,779	44%
Per boe (6:1)	**$ 11.18**	$ 12.50	$ 8.89	41%

The fourth fiscal quarter of 2004 includes approximately $62,000 of costs accrued for year-end public reporting activities. Going forward, G&A expense on an absolute basis is not expected to be materially different; however when production comes on stream, we expect to see reduced per boe G&A costs.

Interest Expense

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
Interest expense	**$ 115,283**	$ 10,032	$ —	n/a
Per boe (6:1)	**$ 1.78**	$ 0.59	$ —	n/a

Interest expense consists primarily of accrued interest incurred in conjunction with the flow-through share issues. Approximately 60% of the resource deductions associated with these financings has been renounced to the investors; however, the Company has not yet spent all of the funds. As a result, Rock will incur a financing charge on the amount yet to be spent. Of the $2.36 million raised through these financings, $0.54 million has been spent on flow-through expenditures. Another $0.57 million must be spent prior to December 31, 2004 and $1.25 million must be spent prior to December 31, 2005 to meet these commitments. We expect to satisfy the remaining flow-through obligations with our calendar 2004 capital spending plans; however, additional interest expense will be incurred in the 2004 calendar year.

Depletion and Depreciation (D&D)

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
D&D expense	**$ 290,370**	$ 91,957	$ 56,350	63%
Per boe (6:1)	**$ 4.49**	$ 5.45	$ 3.41	60%

The depletion and depreciation expense and boe rate for the fourth fiscal quarter of 2004 was up about 60% compared to the fourth fiscal quarter of 2003 due to a higher capital base. New reserves were added for the re-completed 13-4 Jurassic oil well, which essentially offset production for the year. In addition the adoption of National Instrument 51-101 ("NI 51-101") reduced proved producing reserves by about 7% primarily due to cut-off limits on reserve life, while proved plus probable reserves increased by about 6%.

Accretion

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
Accretion expense	**$ 16,197**	$ 4,049	$ 2,867	41%
Per boe (6:1)	**$ 0.25**	$ 0.24	$ 0.17	41%

Accretion represents the change in the time value of the asset retirement obligation ("ARO"). The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. During fiscal 2004 capital operations increased the underlying ARO by approximately $33,479 (March 31, 2003: $nil).

Income Tax

Rock has current income tax payable of approximately $69,783. The income taxes were incurred at the subsidiary level by Rock Energy Ltd. prior to its acquisition. We do not expect to pay current taxes in the near future as Rock has, on a consolidated basis, future income tax deductions of approximately $35.7 million as set out below.

CEE	$	2.2 million
CDE	$	0.7 million
COGPE	$	2.4 million
UCC	$	3.0 million
Loss carryforwards	$	*27.4 million*

Funds from Operations and Net Income

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
Funds from operations	**$ 606,333**	$ 301,161	$ 279,826	8%
Per boe (6:1)	**$ 9.38**	$ 17.83	$ 16.95	5%
Per share (shares restated to affect 30 for 1 share consolidation)	**$ 0.13**	$ 0.04	$ 0.09	(56%)
Fully diluted	**$ 0.13**	$ 0.03	$ 0.09	
Net income	**$ 253,470**	$ 158,282	$ 220,609	(28%)
Per boe (6:1)	**$ 3.92**	$ 9.37	$ 13.36	(30%)
Per share (shares restated to affect 30 for 1 share consolidation)	**$ 0.05**	$ 0.02	$ 0.07	(71%)
Fully diluted	**$ 0.05**	$ 0.02	$ 0.07	
Weighted average shares outstanding	**4,790,196**	8,541,836	3,004,187	184%
Fully diluted	**4,842,848**	8,753,602	3,004,187	

Per share amounts have been restated for all periods for the 30 for 1 share consolidation that occurred in February 2004. Weighted average shares outstanding increased for the fiscal year 2004 and the fourth fiscal quarter of 2004 due to the equity issue completed in January 2004 and the acquisition of Rock Energy Ltd. in January 2004. As a result, per share amounts for the fourth fiscal quarter of 2004 for funds from operations and net income are significantly lower than for the corresponding period in fiscal 2003.

Funds from operations for the fiscal year of 2004 were $0.6 million or $0.13 per share. Funds from operations for the fourth fiscal quarter of 2004 of $0.3 million or $0.04 per share improved 8% over the same period last year primarily due to higher interest income, lower royalties and lower operating expenses. These positive impacts were partially offset by lower oil and natural gas revenues resulting from lower commodity prices and higher G&A expenses.

Net income for the fiscal year of 2004 was $0.3 million or $0.05 per share. Net income for the fourth fiscal quarter of 2004 of $0.2 million or $0.02 per share was 28% lower than the fourth fiscal quarter of 2003 despite higher funds from operations. Net income was reduced by higher depletion charges and a stock-based compensation expense for options issued during the quarter.

Capital Expenditures

	12 MONTHS ENDED 03/31/04 (AUDITED)	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)	QUARTERLY CHANGE
Office equipment	$ **67,881**	$ 590	$ 6,624	(91%)
Property acquisition	$ –	$ –	$ 20,337	n/a
Capitalized G&A	$ **263,108**	$ 141,897	$ –	n/a
Land	$ **53,889**	$ 41,209	$ –	n/a
Geological and geophysical	$ **280,311**	$ 212,556	$ –	n/a
Exploration and development	$ **358,590**	$ (77,364)	$ –	n/a
Total	$ **1,023,779**	$ 318,888	$ 26,961	1,083%

Capital expenditures on oil and gas operations for the year ended fiscal 2004 include the drilling of 1 (0.75 net) Edmonton gas well and the re-completion of 1 (0.7125 net) Jurassic oil well at our Medicine River property. These operations commenced in late June 2003 and were tied-in during October 2003. Subsequent to the fiscal year-end, an additional $0.8 million of land has been purchased bringing total net undeveloped acres to about 8,500. Drilling of prospects is expected to commence in the third calendar quarter of 2004.

Liquidity and Capital Resources

Our net working capital position as at March 31, 2004 totaled $16.0 million ($2.6 million at March 31, 2003), consisting mostly of term deposits and cash. The increase over March 31, 2003 levels primarily reflects the completion of the special warrant financing in January 2004 for net proceeds of $13.4 million and the exercise of Rock Energy Ltd. share warrants during December 2003 and January 2004 for proceeds of $0.7 million. Rock had no debt at March 31, 2004 ($nil at March 31, 2003), other than trade payables of $0.8 million ($0.2 million at March 31, 2003).

Our current risked capital spending plan for the calendar year of 2004 is approximately $6.0 million. Of this amount about 50% is dedicated to land and seismic acquisitions as we work to build our inventory of prospects. The balance of the spending plan is allocated to drilling and completions including tie-ins and well site facilities to bring production on stream. As we are continuing to build our prospects, this spending plan is heavily weighted to the second half of the calendar year. In the second calendar quarter of 2004 we were successful in acquiring land for approximately $0.8 million and expect to be drilling our first wells in the third quarter of 2004. Given our current working capital position we expect to fund this spending plan without utilizing outside sources of capital.

As part of our business plan we have been looking to acquire approximately 1,000 boe/d or greater of production in our target geographic areas of central and eastern Alberta and west central Saskatchewan. If successful, our current capital spending plan will be updated and we will likely need to access other sources of capital to fund the acquisition.

At March 31, 2004 Rock had 8,993,152 common shares outstanding and 418,848 stock options with an average exercise price of $3.39 per share.

Selected Quarterly Data

The following table provides selected quarterly information for Rock. With the exception of the quarter ended March 31, 2004, all previous quarterly information is that for Rock Energy Ltd.

	3 MONTHS ENDED 03/31/04 (UNAUDITED)	3 MONTHS ENDED 12/31/03 (UNAUDITED)	3 MONTHS ENDED 09/30/03 (UNAUDITED)	3 MONTHS ENDED 06/30/03 (UNAUDITED)	3 MONTHS ENDED 03/31/03 (UNAUDITED)
Production (boe/d)	186	192	174	155	185
Price realizations ($/boe)	$ 39.48	$ 34.78	$ 35.25	$ 37.13	$ 47.40
Royalties ($/boe)	$ 11.16	$ 8.36	$ 9.73	$ 7.54	$ 12.66
Operating expense ($/boe)	$ 6.56	$ 5.24	$ 7.99	$ 8.56	$ 9.60
Field netback ($/boe)	$ 21.76	$ 21.18	$ 17.53	$ 21.03	$ 25.14
Net G&A expense	$ 211,021	$ 145,888	$ 190,526	$ 175,093	$ 146,779
Stock-based compensation	$ 46,295	$ –	$ –	$ –	$ –
Funds from operations	$ 301,161	$ 105,465	$ 88,383	$ 111,324	$ 279,826
Net income	$ 158,282	$ 23,380	$ 14,001	$ 57,807	$ 220,609
Capital expenditures	$ 318,888	$ 192,625	$ 386,392	$ 125,874	$ 26,961
	AS AT 03/31/04	AS AT 12/31/03	AS AT 09/30/03	AS AT 06/30/03	AS AT 03/31/03
Working capital ($000)	$ 16,065	$ 2,881	$ 2,377	$ 2,675	$ 2,613

Note: Quarterly information has been re-stated for the retroactive adoption of the ARO accounting standard.

Contractual Operations

Rock has flow-through spending commitments of $1.8 million related to the Rock Energy Ltd. equity issues completed in December 2002, January 2003 and March 2003. These commitments are expected to be fully met with the capital spending plan described above.

Outstanding Share Data

There are no changes to Rock's outstanding share data at the date of this report.

Off Balance Sheet Arrangements

Rock does not have any special purpose entities nor is it party to any arrangement that would be excluded from the balance sheet.

Related Party Transactions

Rock Energy Ltd. completed $2.4 million of flow-through share offerings in the year ended March 31, 2003. Substantially all of the flow-through shares were issued to officers and a director of the company.

One of Rock's directors used to be an officer of the Company and provided consulting services to the Company. Rock paid this director $77,430 (2003 – $73,224) for consulting fees in fiscal 2004.

One of Rock's shareholders loaned the Company $200,000 at an interest rate of 12% per annum and an annual facility fee of 10% of the facility amount. Rock paid this shareholder $237,638 (2003 - $44,306) in interest, fees and loan principal in fiscal 2004. The loan was completely repaid and the facility was cancelled in January 2004.

Critical Accounting Estimates

Rock's financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). A comprehensive discussion of our significant accounting policies is contained in Note 2 to the audited consolidated financial statements. These accounting policies are subject to estimates and key judgments about future events, many of which are beyond our control. The following is a discussion of the accounting estimates that are critical to the financial statements.

Oil and Gas Accounting – Reserves Recognition Rock retained independent petroleum engineering consultants Paddock Lindstrom & Associates to evaluate our oil and natural gas reserves and prepare an evaluation report. The process of estimating oil and natural gas reserves is subjective and involves a significant number of decisions and assumptions in evaluating available geological, geophysical, engineering and economic data. These estimates will change over time as additional data from ongoing development and production activities becomes available and as economic conditions affecting oil and natural gas prices and costs change. Reserves can be classified as proved, probable or possible with decreasing levels of certainty to the likelihood that the reserves will be ultimately produced.

Oil and Gas Accounting Under the full cost method of accounting for exploration and development activities, all costs associated with these activities are capitalized. The aggregate net capitalized costs and estimated future abandonment costs, less estimated salvage values, is amortized using the unit-of-production method based on estimated proved oil and gas reserves resulting in a depletion expense. The depletion expense is most affected by the estimate of proved reserves and the cost of unproved properties. Changes to any of these estimates may affect Rock's earnings.

Under the full cost method of accounting, the carrying amount of Rock's oil and gas properties cannot exceed the estimated net present value of future cash flows from proved plus probable reserves (the "ceiling test"). Reserve, revenue, royalty and operating cost estimates and the timing of future cash flows are all critical components of the ceiling test. Revisions of these estimates could result in a write down of the carrying amount of oil and gas properties.

Asset Retirement Obligations Estimates of the costs associated with abandonment and reclamation activities require judgment concerning the method, timing and extent of future retirement activities. Judgments affecting current and annual expense are subject to future revisions based on changes in technology, abandonment timing, costs, discount rates and the regulatory environment.

Stock-based Compensation Stock-based compensation expense is determined on the date of an option grant using a Black-Scholes option pricing model. A Black-Scholes pricing model requires the estimation of several variables including estimated variability of Rock's stock price over the life of the option, estimated option forfeitures, estimated life of the option, estimated risk free rate and estimated dividend rate. A change to these estimates would alter the valuation of the option and would result in a different related stock-based compensation expense.

New Accounting Policies and Regulatory Changes

There have been a number of financial reporting and securities regulatory changes that were implemented in the past year and are outlined below.

Full Cost Accounting We adopted the new CICA Accounting Guideline 16 "Oil and Gas Accounting - Full Cost" which replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry". In applying the new full cost guideline, we calculate the ceiling test by comparing the carrying value of oil and natural gas properties and production equipment to the sum of undiscounted cash flows expected to result from Rock's proved reserves. If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying value of property and equipment to the estimated net present value of future cash flows from proved plus probable reserves using a risk free interest rate. Any excess carrying value above the net present value of the future cash flows is recorded as a permanent impairment. The adoption of this new accounting guideline had no impact on the reported results.

Asset Retirement Obligations We retroactively adopted the new CICA Handbook Section 3110 "Asset Retirement Obligations" ("ARO") standard. Under the new standard we recognize the estimated fair value for an asset retirement obligation ("ARO") in the period in which it is incurred as a liability, and record a corresponding increase in the carrying value of the related asset. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and this accretion amount is charged to earnings in the period. Actual costs incurred on settlement of the ARO are charged against the ARO.

The net effect of adopting the new ARO standard was to marginally increase net income and retained earnings as accretion was lower than the previous future site restoration charge.

Stock-based Compensation We adopted, effective April 1, 2003, the amendment to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" standard. Under the amendment options issued to employees and directors under our stock option plan are accounted for using the fair value of accounting for stock-based compensation. Under the fair value method an estimate of the value of the option is determined at the time of grant using a Black-Scholes option pricing model. The fair value of the option is recognized as stock-based compensation expense and contributed surplus over the vested life of the option.

Regulatory Changes – Oil and Gas Reserves Effective September 30, 2003 National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" ("NI 51-101") replaced National Policy 2-B ("NP 2B"). NI 51-101 requires a higher degree of confidence in the assignment of oil and gas reserves and includes revisions on how reserves information is disclosed. Under NI 51-101, proved reserves are defined to have a 90% probability that the actual reserves recovered will equal or exceed the assigned estimates, while probable reserves are defined to have a 50% probability that the actual reserves will equal or exceed the assigned estimates. The revised definitions may result in negative reserve adjustments, which can impact accounting calculations such as oil and gas depletion and the ceiling test.

Business Risks

Rock is exposed to a number of business risks, some of which are beyond its control like all companies in the oil and gas exploration and production industry. These risks can be categorized as operational, financial and regulatory.

Operational risks include generating, finding and developing, and acquiring oil and gas reserves on an economical basis (including acquiring land rights or gaining access to land rights), reservoir production performance, marketing production, hiring and retaining employees and accessing contract services on a cost effective basis. We attempt to mitigate these risks by employing highly qualified staff and operating in areas where employees have expertise. In addition we outsource certain activities to be able to leverage on industry expertise, without having the burden of hiring full time staff given the current scope of operations. Typically the Company has outsourced marketing and accounting functions but will begin to bring accounting functions in-house as activity levels pick up. Currently Rock has little undeveloped land and is planning to gain access to land in its desired areas through land sales and by approaching other companies with operations in the same area. In addition we are attempting to acquire oil and gas operations; however Rock will be competing against many other companies for such operations many of which will have greater access to resources. As a new company, gaining access to contract services may be difficult given the high activity levels the industry has been experiencing, but we will attempt to mitigate this risk by utilizing existing relationships.

Financial risks include commodity prices, the Canadian/US exchange rate and interest rates, all of which are largely beyond the Company's control. Currently we have not used any financial instruments to mitigate these risks. We would consider using these financial instruments depending on the operating environment. The Company also will require access to capital. Currently Rock has no long-term debt in place but intends to use its debt capacity in the future. We intend to use prudent levels of debt to fund capital programs based on the expected operating environment. We also intend to access equity markets to fund opportunities, however the ability to access these markets will be determined by many factors, many of which will be beyond the control of the Company.

Rock is subject to various regulatory risks, principally environmental in nature. The Company has put in place a corporate safety program and a site-specific emergency response program to help manage these risks. The Company hires third party consultants to help develop and manage these programs and help Rock comply with current environmental legislation.

Reserves

Rock's reserves have been independently evaluated by Paddock Lindstrom & Associates ("PLA"). PLA has evaluated these reserves since inception. The reserves as at March 31, 2004 have been evaluated in accordance with NI 51-101. The previous reserve report at December 31, 2002 did not follow this standard but did follow NP 2B. As a result reserve and value comparisons between the two reports may be difficult. We have used proved plus 50% risked probable reserves as at December 31, 2002 in our comparison to proved plus probable reserves as at March 31, 2004.

The following tables provide a reconciliation of the reserves between the two reserve reports. All of Rock's proved reserves are proved producing. In addition NI 51-101 requires reserves to be reconciled on a net basis after royalty interest ("net interest"). Previously we have only reported reserves on a working interest basis, which were before royalty interests ("working interest"). Below we have reported reserves on both a working interest and net interest basis.

Reserves Reconciliation The following table is a reconciliation of Rock's "Working Interest" reserves at year-end March 31, 2004 using PLA's pricing and cost estimates.

RECONCILIATION OF COMPANY WORKING INTEREST RESERVES BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	OIL AND NGL			GAS			EQUIVALENT BOE		
FACTORS	GROSS PROVED (MBBL)	GROSS PROBABLE (MBBL)	GROSS PROVED PLUS PROBABLE (MBBL)	GROSS PROVED (MMCF)	GROSS PROBABLE (MMCF)	GROSS PROVED PLUS PROBABLE (MMCF)	GROSS PROVED (MBOE)	GROSS PROBABLE (MBOE)	GROSS PROVED PLUS PROBABLE (MBOE)
December 31, 2002 (1)	355	58	413	1,320	124	1,445	575	79	654
Technical revisions	(44)	49	5	48	131	179	(36)	70	34
Discoveries	57	6	63	116	13	129	77	9	85
Production	(42)	0	(42)	(234)	0	(234)	(81)	0	(81)
March 31, 2004	326	113	439	1,250	268	1,518	534	158	692

Note:

(1) The evaluation as at December 31, 2002 was prepared using National Policy 2 B reserves definitions. Under these definitions, probable reserves were adjusted by a factor to account for the risk associated with their recovery. Rock previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by Rock.

(2) Figures may not add due to rounding.

The following table is a reconciliation of Rock's "Net Interest" reserves at year-end March 31, 2004 using PLA's pricing and cost estimates.

RECONCILIATION OF COMPANY NET INTEREST RESERVES BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	OIL AND NGL			GAS			EQUIVALENT BOE		
FACTORS	NET PROVED (MBBL)	NET PROBABLE (MBBL)	NET PROVED PLUS PROBABLE (MBBL)	NET PROVED (MMCF)	NET PROBABLE (MMCF)	NET PROVED PLUS PROBABLE (MMCF)	NET PROVED (MBOE)	NET PROBABLE (MBOE)	NET PROVED PLUS PROBABLE (MBOE)
December 31, 2002 (1)	287	46	333	1,005	95	1,100	455	62	516
Technical revisions	(35)	38	3	52	101	152	(27)	55	28
Discoveries	52	6	59	87	10	97	67	7	75
Production	(33)	0	(33)	(184)	0	(184)	(64)	0	(64)
March 31, 2004	271	90	361	960	205	1,165	431	124	555

Note:

(1) The evaluation as at December 31, 2002 was prepared using National Policy 2 B reserves definitions. Under those definitions, probable reserves were adjusted by a factor to account for the risk associated with their recovery. Rock previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by Rock

(2) Figures may not add due to rounding.

Reserves and Net Present Value (Forecast Prices and Costs) The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing PLA's pricing and cost estimates.

	RESERVES			
	OIL AND NGL		GAS	
RESERVES CATEGORY	GROSS (MBBL)	NET (MBBL)	GROSS (MMCF)	NET (MMCF)
Proved				
Proved Producing	326	271	1,250	960
Proved Non-Producing	—	—	—	—
Total Proved Developed	326	271	1,250	960
Proved Undeveloped	—	—	—	—
Total Proved	326	271	1,250	960
Probable Additional	113	90	268	205
Total Proved Plus Probable	439	361	1,518	1,165

	NET PRESENT VALUE OF FUTURE NET REVENUE									
	BEFORE INCOME TAXES DISCOUNTED AT (% PER YEAR)					AFTER INCOME TAXES DISCOUNTED AT (% PER YEAR)				
	0	5	10	15	20	0	5	10	15	20
RESERVES CATEGORY	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Proved										
Proved Producing	8,051	6,140	5,012	4,279	3,767	8,051	6,140	5,012	4,279	3,767
Proved Non-Producing	—	—	—	—	—	—	—	—	—	—
Total Proved Developed	8,051	6,140	5,012	4,279	3,767	8,051	6,140	5,012	4,279	3,767
Proved Undeveloped	—	—	—	—	—	—	—	—	—	—
Total Proved	8,051	6,140	5,012	4,279	3,767	8,051	6,140	5,012	4,279	3,767
Probable Additional	2,013	1,230	853	638	503	2,013	1,230	853	638	503
Total Proved Plus Probable	10,064	7,370	5,865	4,918	4,269	10,064	7,370	5,865	4,918	4,269

Note: Figures may not add due to rounding.

Reserves and Net Present Value (Constant Prices and Costs) The following tables summarize Rock's remaining oil and gas reserve volumes along with the value of future net revenue utilizing PLA's pricing based on benchmark reference prices posted at or near March 31, 2004 with adjustments for oil differential and gas heating values applied to arrive at a company average. Capital and operating costs were not inflated.

RESERVES CATEGORY	RESERVES OIL AND NGL GROSS (MBBL)	NET (MBBL)	GAS GROSS (MMCF)	NET (MMCF)
Proved				
Proved Producing	326	269	1,250	959
Proved Non-Producing	–	–	–	–
Total Proved Developed	326	269	1,250	959
Proved Undeveloped	–	–	–	–
Total Proved	326	269	1,250	959
Probable Additional	113	89	268	205
Total Proved Plus Probable	439	358	1,518	1,164

	NET PRESENT VALUE OF FUTURE NET REVENUE									
	BEFORE INCOME TAXES DISCOUNTED AT (% PER YEAR)					AFTER INCOME TAXES DISCOUNTED AT (% PER YEAR)				
RESERVES CATEGORY	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
Proved										
Proved Producing	12,641	9,306	7,379	6,151	5,308	12,641	9,306	7,379	6,151	5,308
Proved Non-Producing	–	–	–	–	–	–	–	–	–	–
Total Proved Developed	12,641	9,306	7,379	6,151	5,308	12,641	9,306	7,379	6,151	5,308
Proved Undeveloped	–	–	–	–	–	–	–	–	–	–
Total Proved	12,641	9,306	7,379	6,151	5,308	12,641	9,306	7,379	6,151	5,308
Probable Additional	3,444	2,126	1,487	1,121	883	3,444	2,126	1,487	1,121	883
Total Proved Plus Probable	16,085	11,432	8,866	7,272	6,192	16,085	11,432	8,866	7,272	6,192

Note: Figures may not add due to rounding.

Pricing Assumptions

The following benchmark prices, inflation rates and exchange rates were used by PLA for the Constant Prices and Costs evaluation and the Forecast Prices and Costs evaluation.

SUMMARY OF PRICING ASSUMPTIONS
AS OF MARCH 31, 2004
CONSTANT PRICE AND COSTS

EDMONTON PAR OIL PRICE 40 API (CDN$/BBL)	AECO GAS PRICE (CDN$/MCF)	NGL (CDN$/BBL)
$ 49.74	$ 6.33	$ 41.79

SUMMARY OF PRICING AND COST RATE ASSUMPTIONS AS OF MARCH 31, 2004
FORECAST PRICES AND COSTS

	OIL			NGL		GAS		
YEAR	WTI @ CUSHING ($US/BBL)	EDMONTON REFERENCE PRICE ($/BBL)	CROMER 29 API ($/BBL)	PROPANE ($/BBL)	BUTANE ($/BBL)	AECO C ($/MCF)	CDN/US EXCHANGE RATE	COST INFLATION RATE (%/YEAR)
2004	33.00	42.94	39.93	30.06	32.20	6.30	0.75	2
2005	29.00	37.58	34.95	25.56	27.44	5.75	0.75	2
2006	27.00	34.90	32.45	23.03	24.78	5.20	0.75	2
2007	25.50	32.87	30.57	21.04	22.68	5.04	0.75	2
2008	26.01	33.53	31.18	20.79	22.47	5.09	0.75	2
2009	26.53	34.20	31.81	20.52	22.23	5.14	0.75	2
2010	27.06	34.89	32.44	20.93	22.68	5.19	0.75	2
2011	27.60	35.58	33.09	21.35	23.13	5.23	0.75	2
2012	28.15	36.30	33.75	21.78	23.59	5.34	0.75	2
2013	28.72	37.02	34.43	22.21	24.06	5.44	0.75	2
2014	29.29	37.76	35.12	22.66	24.55	5.55	0.75	2
2015	29.88	38.52	35.82	23.11	25.04	5.66	0.75	2
2016	30.47	39.29	36.54	23.57	25.54	5.78	0.75	2
2017	31.08	40.07	37.27	24.04	26.05	5.89	0.75	2
2018	31.71	40.87	38.01	24.52	26.57	6.01	0.75	2
	+2%	+2%	+2%	+2%	+2%	+2%		2

File No. 82-34785

ROCK ENERGY INC.

Annual Information Form

Year Ended March 31, 2004

August 11, 2004

TABLE OF CONTENTS

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
Mmbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
BOPD	barrels of oil per day
NGLs	natural gas liquids
STB	standard tank barrels

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
Mmbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
BOE/d	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
Mstboe	1,000 stock tank barrels of oil equivalent
M$	thousands of dollars
MM$	millions of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

FORWARD LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and in certain documents incorporated by reference into this Annual Information Form, constitute forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this Annual Information Form should not be unduly relied upon. These statements speak only as of the date of this Annual Information Form, as the case may be. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this Annual Information Form and the documents incorporated by reference contain forward-looking statements pertaining to the following:

- the quantity of reserves;
- oil and natural gas production levels;
- capital expenditure programs;
- projections of market prices and costs;
- supply and demand for oil and natural gas;
- expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions and development; and
- treatment under government regulatory and taxation regimes.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this Annual Information Form;

- Volatility in market prices for oil and natural gas;
- liabilities and risks inherent in oil and natural gas operations
- uncertainties associated with estimating reserves;
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel;
- incorrect assessments of the value of acquisition; and
- geological, technical, drilling and processing problems.

CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Gross**" or "**gross**" means:

(a) in relation to the Corporation's interest in production and reserves, its "Corporation gross reserves", which are the Corporation's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation;

(b) in relation to wells, the total number of wells in which the Corporation has an interest; and

(c) in relation to properties, the total area of properties in which the Corporation has an interest;

"**Net**" or "**net**" means:

(d) in relation to the Corporation's interest in production and reserves, the Corporation's interest (operating and non-operating) share after deduction of royalties obligations, plus the Corporation's royalty interest in production or reserves.

(e) in relation to wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(f) in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation;

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"**PLA**" means Paddock Lindstrom & Associates Ltd.; and

"**PLA Report**" means the report of PLA dated May 6, 2004 evaluating the crude oil, natural gas liquids and natural gas reserves of the Corporation as at March 31, 2004.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

ROCK ENERGY INC.

The Corporation

Rock Energy Inc. (the "Corporation" or "Rock"), formerly Medbroadcast Corporation ("Medbroadcast"), changed its name to Rock Energy Inc. effective February 18, 2004 in conjunction with a continuation of Medbroadcast from the federal jurisdiction of Canada to the jurisdiction of the province of Alberta.

Medbroadcast was incorporated pursuant to the *Company Act* (British Columbia) on February 15, 1988 under the name "Prime Equities Inc.". On October 25, 1991, Medbroadcast's Memorandum was amended to change the name of Medbroadcast to "Prime Equities International Corporation", to consolidate its common shares on a 1:10 basis, and to increase the authorized capital back up to 700,000,000 shares divided into 400,000,000 common shares without par value and 300,000,000 preference shares ("Preference Shares") without par value. On August 11, 1998, the Corporation's Memorandum was amended to change the name of the Corporation to "medEra Life Science Corporation". On January 4, 2000, the Corporation continued into the federal jurisdiction of Canada pursuant to the *Canada Business Corporations Act.* Concurrent with such continuation, the Corporation changed its name to "Medbroadcast Corporation" and revised its authorized capital to consist of an unlimited number of common shares and 300,000,000 preference shares. In conjunction with such continuation, Medbroadcast adopted By-laws in place of the Articles.

On February 18, 2004 Medbroadcast was continued out of the federal jurisdiction of Canada into the Province of Alberta, the name of the Corporation was changed to "Rock Energy Inc." and the common shares of the Corporation were consolidated on a 1:30 basis.

The Corporation is a public energy company engaged in the exploration for and development and production of crude oil and natural gas, primarily in Western Canada.

The Corporation's head office is located at Suite 2400, 500 – 4th Avenue S.W., Calgary, Alberta, T2P 2V6 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Corporate Strategy

Rock's corporate strategy is to grow and develop an oil and gas exploration and production company through internal operations and acquisitions. Rock's philosophy is to operate and a have high working interest in the majority of its production base. Rock's current geographic focus is the central and eastern areas of Alberta and west central Saskatchewan, although other opportunities have been and will be considered. As Rock grows, the company intends to expand operations north and west provided Rock can continue to be the operator with a high working interest without taking on undue financial risk in these typically more expensive operations.

Rock intends to pursue acquisitions, both properties and corporate, primarily in its target geographic area of central and eastern Alberta and west central Saskatchewan and that are in excess of 1,000 boe/d. Such an acquisition is viewed by Rock as providing the company with a production foundation from which to grow and compliment future internal operations. Rock will continue to evaluate other acquisition opportunities over time, as the company continues to grow and execute its business plan.

Subsidiaries

Rock has one active wholly-owned subsidiary, Rock Energy Ltd. ("Rock Energy"). Rock Energy was incorporated on November 21, 2002 under the *Business Corporations* Act (Alberta) as 1018369 Alberta Ltd and as a wholly owned subsidiary of Storm Energy Ltd. ("Storm"). 1018369 Alberta Ltd. changed its name to Rock Energy Ltd. on December 10, 2002. On December 23, 2002 Storm sold its Medicine River property to Rock Energy for 1,999,900 common shares of Rock Energy. Rock Energy began accounting for the property effective January 1, 2003. On January 14, 2003 Rock acquired 1018260 Alberta Ltd. ("1018260") by issuing 2,210,000 common shares of Rock Energy ("Rock Energy Shares") for all of the outstanding shares of 1018260. 1018260 was a corporation controlled by the Bey Family Trust, Alexander Brown, Sean Moore and Storm. After the acquisition, the shareholders of 1018260 (excluding Storm) owned 52% of the Rock Energy Shares. Rock Energy and 1018260 amalgamated effective January 15, 2003, and the amalgamated company continued under the name "Rock Energy Ltd."

All of the Rock Energy oil and gas properties are now beneficially owned by the Rock Energy Production Partnership (the "Partnership"). The partners of the Partnership are the Corporation and Rock Energy. Legal title to the oil and gas properties is held by the Corporation as managing partner for the Partnership.

Unless the context otherwise requires, reference in this Annual Information Form to the "Corporation" includes the Corporation, Rock Energy and the Partnership.

The status of Rock's other wholly-owned subsidiaries, all of which are currently inactive, are as follows:

- Prime Explorations (Nevada) Inc. – current management does not have record of the formation of this subsidiary.
- Allcorp Management Inc. - allowed to lapse.
- CyberActive Technology Ltd. – in good standing, held last AGM in 2002.
- Lost Lake Exploration, Camp Ltd, Encore Ventures Ltd. - allowed to lapse, no annual returns filed for 2002 and 2003.
- 691675 Alberta Ltd. – allowed to lapse and has been struck.

GENERAL DEVELOPMENT OF THE BUSINESS

Prior to 2004 Medbroadcast was involved in the businesses of developing and distributing online medical and health information via its website www.medbroadcast.com and in investigating and developing additional complementary business opportunities within the health field and, prior thereto, in the business of providing administrative, exploration and other management and consulting services to various resource companies including companies in which it may have an equity interest.

During the year ended 2001, Medbroadcast continued the development and operation of its medical information website, medbroadcast.com. Medbroadcast completed equity financings during the fiscal year for cash proceeds totalling $5,386,451 and also issued shares for advertising services totalling $4,980,572. These included investment received from CanWest Global Communications Corp. ("Global") totalling $10 million ($5.0 million in cash and $5.0 million in advertising services) and other financings totalling $529,580. Medbroadcast was a co-applicant with Global in an application to establish a new, digital specialty health television broadcast service, which was denied by the CRTC on November 24, 2000. CyberActive Technology continued development activities funded by the Corporation. Medbroadcast discontinued its HealthMart.ca in November of 2000 due to low utilization. There were no material exploration activities during the year and Medbroadcast continued its plan of divesting of its investment holdings in junior resource companies. The financial results for the year ended March 31, 2001 included revenues of $238,629 and an operating loss of $8,726,391. Development expenses for medbroadcast.com contributed to the loss.

During the year ended 2002, Medbroadcast continued the development and operation of medbroadcast.com. Medbroadcast completed equity financings during the fiscal year for gross proceeds of $500,000. Medbroadcast began to leverage its investment in the website with revenues of $250,360 generated from the sale of advertising, sponsored content and related services. Subsequent to year-end, Medbroadcast transferred its CyberPatient Technology license to UBC and Dr. Karim Qayumi, retaining an interest in the resulting company, thereby relieving itself of any funding obligations. The financial results for the year ended March 31, 2002 included revenues of $250,360 and an operating loss of $4,113,625. The use of advertising credits contributed over $2.5 million to the loss.

In 2003 Medbroadcast continued to improve its financial performance by reducing annual expenses from $4.5 million in 2002 to $766,405 in 2003 and by increasing revenue from $250,360 in 2002 to $272,216 in 2003 resulting in an operating loss of less than $500,000 compared to over $4.2 million in 2002. Despite this, and as announced in Medbroadcast's 2002 AGM material, Medbroadcast's primary focus for 2003 had been the identification, investigation and combination with an enterprise which will enhance the long term prospects for shareholder return.

On October 24, 2003, Medbroadcast issued 132,860,939 special common share purchase warrants of Medbroadcast ("Special Warrants") at a price of $0.1129 per Special Warrant for gross proceeds of $15,000,000, each of which Special Warrants entitled the holder to acquire 1 common share of Medbroadcast for no additional consideration, subject to adjustment in certain events (the "Financing"). At closing the gross proceeds of $15,000,000 were deposited in escrow with Computershare Trust Company of Canada pursuant to the terms of a special warrant indenture dated October 23, 2003 between Medbroadcast and Computershare Trust Company of Canada (the "Special Warrant Indenture") and in accordance with the terms of the Special Warrant Indenture, the escrowed funds were not to be released from escrow until the later of the date that shareholders of Medbroadcast approved the financing and the date that Allen J. Bey was appointed as President and Chief Executive Officer of Medbroadcast.

On October 31, 2003, Medbroadcast entered into a pre-acquisition agreement with Rock Energy (the "Pre-Acquisition Agreement") wherein Medbroadcast agreed, subject to the terms and conditions of the Pre-Acquisition Agreement, including obtaining shareholder approval of the acquisition to make an offer (the "Offer") to purchase all of the outstanding common shares of Rock Energy (including any common shares of Rock Energy which may become outstanding pursuant to the exercise of outstanding warrants to acquire common shares of Rock Energy) for an ascribed price of $2.70 for each common share of Rock Energy to be comprised of 23.92 common shares of Medbroadcast for each common share of Rock Energy.

At a special meeting of shareholders of Medbroadcast held on January 6, 2004, the shareholders of Medbroadcast approved a number of matters including the Financing and the licensing of Medbroadcast's website to Virtual Learning Inc.(the "VLI Transaction"). Following the shareholder meeting on January 6, 2004, a new management team for Medbroadcast was appointed consisting of Allen J. Bey as President and Chief Executive Officer, Peter D. Scott as Vice-President, Finance and Chief Financial Officer, Alexander (Sandy) C. Brown as Vice-President, Exploration, Sean E. Moore as Vice-President, Production and Grant Zawalsky as Corporate Secretary. As a result of the foregoing, the gross proceeds of $15,000,000 which were held in escrow pursuant to the Special Warrant Indenture were released from escrow.

At a special meeting of shareholders of Medbroadcast held on January 7, 2004, the shareholders of Medbroadcast approved a number of matters including the making by Medbroadcast of the Offer to purchase all the issued and outstanding common shares of Rock Energy in accordance with the Pre-Acquisition Agreement, the consolidation of the outstanding common shares of Medbroadcast on a 30 for 1 basis (including the shareholders of Medbroadcast who hold less than 1,001 common shares prior to the consolidation and, accordingly, who would receive less than 34 common shares as a result of the consolidation will not receive post-consolidation common shares, provided that such shareholders shall instead receive cash payment in the amount of $0.1129 for each common share held prior to giving effect to the consolidation), the change of name of Medbroadcast to "Rock Energy Inc." and the continuance of Medbroadcast from the federal jurisdiction of Canada to the province of Alberta.

On January 7, 2004, Medbroadcast delivered the Offer to the holders of common shares of Rock Energy resulting in the acquisition by Medbroadcast on January 8, 2004 of all of the outstanding common shares of Rock Energy in exchange for the issuance by Medbroadcast of 116,251,201 of its pre-consolidation common shares. Also on January 8, 2004, the board of directors of Medbroadcast was reconstituted through the resignations of all existing Medbroadcast directors other than Leanne Bate and Allen J. Bey and the appointment of Stuart G. Clark and Peter Malowany as directors.

Immediately following completion of the Offer, former shareholders of Medbroadcast held approximately 7.8% of the outstanding common shares of the Corporation, former holders of Special Warrants held approximately 49.2% of the outstanding common shares of the Corporation and former shareholders of Rock Energy held approximately 43.0% of the outstanding common shares of the Corporation.

On February 18, 2004 Medbroadcast was continued out of the federal jurisdiction of Canada into the Province of Alberta, the name of the Corporation was changed to "Rock Energy Inc." and the common shares of the Corporation were consolidated on a 1:30 basis.

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

There were no significant acquisitions or significant dispositions by the Corporation or any significant probable acquisition by the Corporation within or since the completion of the most recently completed financial year of the Corporation other than the Offer and the VLI Transaction as described above in "General Development of the Business".

TRENDS

The oil and gas industry appears to be facing a number of trends that could affect Rock's business, financial condition or operating results. The first trend is the increasingly competitive nature of the industry with the emergence of a number of experienced well financed management teams that are pursuing similar business plans in new and recently established companies, the result of which could impact Rock as it pursues its corporate strategy.

The second trend is the growing royalty trust sector which is creating increased competition for acquisitions but is also providing some farm-in opportunities with respect to exploration plays. The creation of new royalty trusts from existing producing companies has, in some cases, created new competition in all aspects of the industry by establishing junior exploration companies which also have a tie back to the associated trust for future exploration opportunities.

The third trend is the ongoing volatile nature of commodity pricing including the impact of the US/Canadian dollar exchange rate. Over the past year the Canadian dollar has strengthened significantly against the US dollar which has, on a relative basis, reduced the Canadian dollar price the industry typically receives for its products. Currently the industry is experiencing relatively high oil prices in comparison to previous commodity price cycles. Oil prices are influenced by the world economy and global production levels. The uncertainty relative to production from countries such as Iraq and the former Soviet Union is likely to continue to create price volatility. Natural gas prices have been subject to seasonal swings related to availability of supply from traditional reservoir basins, demand growth or destruction, storage levels, weather and the emergence of LNG projects, all of which will continue to make pricing volatile.

A fourth trend is the general level of activity in the industry, which has resulted in record drilling levels. This activity has created competition for prospective acreage and services and, as a result, prices for both have increased. In addition the time delay for obtaining services has also increased. The increased cost level could affect the profitability of operations particularly if commodity prices weaken from current levels.

RECENT DEVELOPMENTS

Subsequent to its year ended March 31, 2004 and as at June 30, 2004, the Corporation acquired through land sales approximately 7,300 net undeveloped acres in east central Alberta and west central Saskatchewan.

On July 21, 2003, the common shares of the Corporation were listed on the Toronto Stock Exchange. Concurrent with such listing the common shares of the Corporation were delisted from the TSX Venture Exchange.

DESCRIPTION OF THE BUSINESS AND PRINCIPAL PROPERTIES

The Corporation is engaged in the exploration for and development and production of crude oil and natural gas primarily in Western Canada.

The Corporation's capital spending plan of $6.0 million for calendar 2004 has been allocated to internally generated prospects, absent a significant acquisition. Of that total, 50% is weighted toward land and seismic expenditures. The remaining $3.0 million has been allocated to a drilling program of 6 – 10 wells, depending on the characteristics and success of the prospects. Drilling of four (4.0 net) identified prospects is expected to begin in late summer of 2004 and continue throughout the rest of 2004. The drilling program is expected to be a mix of exploration and development wells targeting both oil and natural gas. Included in the drilling costs are the estimated cost of tie-ins and well site facilities required to bring production on stream. Under this program, new production is expected to come on stream two to three months after drilling has been completed.

Principal Properties

The following is a description of the Corporation's oil and natural gas properties as at March 31, 2004. Reserve amounts are stated, before the deduction of royalties and without including any royalty interests (i.e. gross reserves), as at March 31, 2004 based on forecasted costs and prices as evaluated in the PLA Report (see "Reserves Data"). **The estimate of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates of reserves and future net revenue for all properties, due to the effects of aggregation.** Unless otherwise specified, gross and net acres and well count information are as at March 31, 2004.

Medicine River, Alberta

Rock owns two sections of land (1280 acres) in the Medicine River area of central Alberta. As of the date hereof, the property includes 6 (5.4 net) producing oil wells, 3 (2.5 net) producing gas wells and 1 (1.0 net) shut-in oil well. No disposal or injection wells are located on the property. Production is initially processed through Rock's 100% owned facility which is located on these lands. The facility processes the oil in order to meet pipeline specifications and is then trucked to a third party terminal for sale. The facility also meters and compresses Rock's natural gas production which is tied-in to a third party processing plant for ultimate sale. Rock operates all the production and its facility through a contract operator. The natural gas production comes from the Edmonton and Cardium sands and the oil production comes from the Jurassic, Pekisko and Basal Quartz formations. Rock does not own rights to all the zones on these lands so other companies also have wells on these lands. In 2003 Rock has drilled 1 (0.75 net) Edmonton gas well and recompleted 1 (0.7125 net) Jurassic oil well, both of which were tied-in in October 2003. Management believes that future development opportunities on the property are limited.

Medicine River is Rock's only property and as a result all information set forth below relates to this property.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated August 11, 2004. The effective date of the Statement is March 31, 2004 and the preparation date of the Statement is May 6, 2004.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by PLA with an effective date of March 31, 2004 contained in the PLA Report. The Reserves Data summarizes the oil, liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The PLA Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Company engaged PLA to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of Rock's reserves are in Canada and, specifically, in the province of Alberta.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All evaluations and reviews of future net cash flow are stated prior to any provision for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimated future net cash flow shown below is representative of the fair market value of the Corporation's properties. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of crude oil, NGLs and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, NGLs and natural gas reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of March 31, 2004
CONSTANT PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	279	233	1,250	959	47	36
TOTAL PROVED	279	233	1,250	959	47	36
PROBABLE	104	83	268	205	9	6
TOTAL PROVED PLUS PROBABLE	383	316	1,518	1,164	56	42

NET PRESENT VALUES OF FUTURE NET REVENUE

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)[1]					AFTER INCOME TAXES DISCOUNTED AT (%/year)[2]				
	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED Developed Producing	12,546	9,232	7,318	6,099	5,263	12,641	9,306	7,379	6,151	5,308
TOTAL PROVED	12,546	9,232	7,318	6,099	5,263	12,641	9,306	7,379	6,151	5,308
PROBABLE	3,433	2,119	1,483	1,118	881	3,444	2,126	1,487	1,121	883
TOTAL PROVED PLUS PROBABLE	15,979	11,351	8,801	7,217	6,144	16,085	11,432	8,866	7,272	6,192

Notes:

(1) Not including Alberta Royalty Tax Credit ("ARTC").

(2) Including ARTC.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of March 31, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	23,253	4,918	5,551	nil	143	12,641	nil	12,641
Proved Plus Probable Reserves	30,173	6,548	7,277	100	163	16,085	nil	16,085

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of March 31, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	6,567
	Associated and Non-Associated Natural Gas (including by-products but excluding solution gas from oil wells)	812
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	7,980
	Associated and Non-Associated Natural Gas (including by-products but excluding solution gas from oil wells)	886

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of March 31, 2004
FORECAST PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED						
Developed Producing	279	235	1,250	960	47	36
TOTAL PROVED	279	235	1,250	960	47	36
PROBABLE	104	83	268	205	9	7
TOTAL PROVED PLUS PROBABLE	383	318	1,518	1,165	56	43

NET PRESENT VALUES OF FUTURE NET REVENUE

RESERVES CATEGORY	BEFORE INCOME TAXES DISCOUNTED AT (%/year)[1] 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	AFTER INCOME TAXES DISCOUNTED AT (%/year)[2] 0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
PROVED										
Developed Producing	7,979	6,084	4,966	4,240	3,732	8,051	6,140	5,012	4,279	3,767
TOTAL PROVED	7,979	6,084	4,966	4,240	3,732	8,051	6,140	5,012	4,279	3,767
PROBABLE	2,004	1,225	850	636	501	2,013	1,230	853	638	503
TOTAL PROVED PLUS PROBABLE	9,983	7,309	5,816	4,876	4,233	10,064	7,370	5,865	4,918	4,269

Notes:
(1) Not including ARTC.
(2) Including ARTC.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of March 31, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	18,885	3,946	6,701	nil	186	8,051	nil	8,051
Proved Plus Probable Reserves	24,653	5,262	9,001	104	221	10,065	nil	10,065

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of March 31, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	4,421
	Associated and Non-Associated Natural Gas (including by-products but excluding solution gas from oil wells)	591
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	5,220
	Associated and Non-Associated Natural Gas (including by-products but excluding solution gas from oil wells)	645

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the PLA Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. **Forecast Prices and Costs**

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, as at March 31, 2004, inflation and exchange rates utilized by PLA in the PLA Report, which were PLA's then current forecasts at the date of the PLA Report, were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of March 31, 2004
FORECAST PRICES AND COSTS

	OIL[1]								
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Cromer Medium 29° API ($Cdn/Bbl)	NATURAL GAS AECO Gas Price ($Cdn/Mmbtu)	NATURAL GAS LIQUIDS FOB Field Gate			INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($Cdn/$US)
					Propane	Butane	Ethane		
Forecast					($Cdn/Bbl)				
2004	33.00	42.94	39.93	6.30	30.06	32.20	19.51	2.0	0.75
2005	29.00	37.58	34.95	5.75	25.56	27.44	17.90	2.0	0.75
2006	27.00	34.90	32.45	5.20	23.03	24.78	16.29	2.0	0.75
2007	25.50	32.87	30.57	5.04	21.04	22.68	15.79	2.0	0.75
2008	26.01	33.53	31.18	5.09	20.79	22.47	15.93	2.0	0.75
2009	26.53	34.20	31.81	5.14	20.52	22.23	16.07	2.0	0.75
2010	27.06	34.89	32.44	5.19	20.93	22.68	16.21	2.0	0.75
2011	27.60	35.58	33.09	5.23	21.35	23.13	16.35	2.0	0.75
2012	28.15	36.30	33.75	5.34	21.78	23.59	16.67	2.0	0.75
2013	28.72	37.02	34.43	5.44	22.21	24.06	17.01	2.0	0.75
2014	29.29	37.76	35.12	5.55	22.66	24.55	17.35	2.0	0.75
2015	29.88	38.52	35.82	5.66	23.11	25.04	17.69	2.0	0.75
2016	30.47	39.29	36.54	5.78	23.57	25.54	18.05	2.0	0.75
2017	31.08	40.07	37.27	5.89	24.04	26.05	18.41	2.0	0.75
2018	31.71	40.87	38.01	6.01	24.52	26.57	18.78	2.0	0.75
Thereafter	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	+2%/year	0.75

Notes:

(1) Inflation rates for forecasting prices and costs.

(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Corporation for the year ended March 31, 2004, were $6.17/Mcf for natural gas, $37.03/Bbl for crude oil and $33.68/Bbl for natural gas liquids.

4. **Constant Prices and Costs**

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the PLA Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
as of March 31, 2004
CONSTANT PRICES AND COSTS

Year	OIL Edmonton Par Price 40° API ($Cdn/Bbl)	NATURAL GAS AECO Gas Price ($Cdn/GJ)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/Bbl)	EXCHANGE RATE[1] ($US/$Cdn)
Historical [2]				
2004	49.74	6.33	41.79	0.75

Notes:
(1) The exchange rate used to generate the benchmark reference prices in this table.
(2) Prices as at March 31, 2004.

5. **Future Development Costs**

The following table sets forth development costs deducted in the estimation of the Corporation's future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs: Proved Reserves (M$)	Forecast Prices and Costs: Proved Plus Probable Reserves (M$)	Constant Prices and Costs: Proved Reserves (M$)	Constant Prices and Costs: Proved Plus Probable Reserves (M$)
2004	-	-	-	-
2005	-	-	-	-
2006	-	104	-	100
2007	-	-	-	-
2008	-	-	-	-
Thereafter	-	-	-	-
Total Undiscounted	-	104	-	100
Total Discounted at 10%	-	83.9	-	80.7

The Corporation has sufficient internally generated cash flow to finance the future development costs noted above.

6. The Alberta royalty tax credit ("ARTC") is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Corporation qualifies for the maximum ARTC.

7. The revenue forecasts included in the PLA Report include the estimated costs, net of salvage value, to abandon the wells assigned reserves in the PLA Report and to disconnect these wells from the gathering system. No costs have been included for the abandonment of surface facilities or gathering systems or for the reclamation of surface leases. **Also, no costs have been included in the PLA Report for the abandonment of any of Rock's wells which have been assigned no reserves in the PLA Report.**

8. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

9. The extent and character of all factual data supplied to PLA were accepted by PLA as represented. No field inspection was conducted.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF
COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			ASSOCIATED & NON-ASSOCIATED GAS			NATURAL GAS LIQUIDS		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)
December 31, 2002 [1]	255	42	297	1,005	95	1,100	32	4	36
Extensions	50	6	56	87	10	97	2	-	3
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	(44)	35	(9)	52	101	152	9	3	12
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	-	-	-	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	26	-	26	184	-	184	7	-	7
March 31, 2004	235	83	318	960	205	1,165	36	7	43

Notes:

(1) The evaluation as at December 31, 2002 was prepared using National Policy 2-B reserves definitions. Under those definitions, probable reserves were adjusted by a factor to account for the risk associated with their recovery. The Corporation previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by the Corporation.

(2) Figures may not add due to rounding.

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
PROVED RESERVES
CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	Year Ended March 31, 2004 (M$)
Estimated Future Net Revenue at December 31, 2002 (before Income Tax)	4,660
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(1,734)
Net Change in Prices, Production Costs and Royalties Related to Future Production	3,109
Changes in Previously Estimated Development Costs Incurred During the Period	-
Changes in Estimated Future Development Costs	-
Extensions and Improved Recovery	1,138
Discoveries	-
Acquisitions of Reserves	-
Dispositions of Reserves	-
Net Change Resulting from Revisions in Quantity Estimates	-
Accretion of Discount	354
Net Change in Income Taxes	-
Net Change in Royalty Tax Credits	95
Timing and Miscellaneous Changes	(243)
Estimated Future Net Revenue at March 31, 2004 (before Income Tax)	7,379

Additional Information Relating to Reserves Data

Undeveloped Reserves

The following table sets forth the probable undeveloped reserves, each by product type, attributed to the Corporation from its inception in 2002. The Corporation does not have any proved undeveloped reserves.

Probable Undeveloped Reserves

Year	Light and Medium Oil (Mbbl)		Natural Gas (MMcf)		Natural Gas Liquids (Mbbl)	
	First Attributed	Cumulative at Year End[1]	First Attributed	Cumulative at Year End[1]	First Attributed	Cumulative at Year End[1]
2002	35	35	48	48	2	2
2003	24	59	31	79	0	2

Note:
(1) Cumulative at Year End = Residual Cumulative of Previous Year plus 1st Attributed.

Significant Factors or Uncertainties

A discussion of important economic factors and significant uncertainties that affect components of the reserves data can be found under the heading "Critical Accounting Estimates" in the Corporation's management discussion and analysis relating to the financial statements for the year ended March 31, 2004, which forms part of the Corporation's 2004 Annual Report, which discussion and analysis is incorporated herein by reference.

Other Oil and Gas Information

Oil And Gas Wells

The following table sets forth the number and status of wells in which the Corporation has a working interest as at March 31, 2004.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	6	5.4	1	1.0	3	2.5	-	-
Total	6	5.4	1	1.0	3	2.5	-	-

Properties with no Attributable Reserves

The following table sets out the Corporation's developed and undeveloped land holdings as at March 31, 2004.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	800	728	640	474	1,440	1,202
Saskatchewan	-	-	644	644	644	644
Total	800	728	1,284	1,118	2,084	1,846

Subsequent to March 31, 2004 to the date of this Annual Information Form, the Corporation has acquired 4,160 (4,160 net) acres in Alberta and 3,171 (3,171 net) acres in Saskatchewan.

Of the Corporation's undeveloped land, no rights to explore, develop and exploit expire by March 31, 2005. The Corporation does not have any work commitments associated with its undeveloped lands.

Additional Information Concerning Abandonment and Reclamation Costs

Future abandonment and reclamation costs have been estimated by management of the Corporation. Costs to abandon and reclaim approximately 10 (7.5 net) wells totalling $0.2 million (undiscounted) are included in the estimate of future net revenue from total proved plus probable reserves in the PLA Report.

An additional $0.1 million undiscounted is the estimated cost to abandon and reclaim facilities and 2 (1.75 net) wells and have not been deducted from future net revenues in the PLA Report.

The Corporation does not expect to incur any abandonment or reclamation expenses in the next three fiscal years.

Tax Horizon

As at March 31, 2004, the Corporation has tax pools in excess of the net book value of its property, plant and is not expected to be taxable in the immediate future given current operations. The Corporation has not recognized the excess tax pools as an asset at this point in time. Income taxes paid in the year-ended March 31, 2004 were incurred by Rock Energy Ltd. prior to its acquisition by the Corporation in January 2004.

Capital Expenditures

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Corporation's activities for the year ended March 31, 2004:

Property acquisition costs	
Proved properties	-
Undeveloped properties	$53,889
Exploration costs	$280,311
Development costs	$358,590
Capitalized G&A	$263,108
Office Equipment	$67,881
Total	$1,023,779

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated during the year ended March 31, 2004:

	Gross	Net
Light and Medium Oil	1	0.7125
Natural Gas	1	0.75
Service	-	-
Dry	-	-
Total:	2	1.4625

A discussion of exploration and development activities is set forth under "Description of the Business and Principal Properties".

Production Estimates

The following table sets out the volume of the Corporation's production estimated for the nine months ended December 31, 2004 which is reflected in the estimate of future net revenue disclosed in the Forecast Prices and Costs and Constant Prices and Costs tables contained under " - Disclosure of Reserves Data".

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	BOE
	Gross (Bbls/d)	Gross (Bbls/d)	Gross (Mcf/d)	Gross (Bbls/d)	Gross (BOE/d)
Proved Producing	77	-	511	19	181
Proved Developed Non-Producing	-	-	-	-	-
Proved Undeveloped	-	-	-	-	-
Total Proved	77	-	511	19	181
Total Probable	0	-	4	1	2
Total Proved Plus Probable	77	-	515	20	183

Production History

The following tables summarize certain information in respect of production, product prices received and operating expenses made by the Corporation (and its subsidiaries) for the periods indicated below:

	Quarter Ended				
	2004	2003			
(6:1)	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[1]					
Light and Medium Crude Oil (Bbls/d)	85	88	64	57	69
Gas (Mcf/d)	507	507	531	481	545
NGLs (Bbls/d)	16	19	22	18	25
Combined (BOE/d)	186	192	174	155	185
Average Price Received					
Light and Medium Crude Oil ($/Bbl)	40.59	35.58	35.03	36.26	46.74
Gas ($/Mcf)	6.49	5.64	6.04	6.52	8.34
NGLs ($/Bbl)	36.51	35.14	31.81	30.99	39.98
Combined ($/BOE)	39.48	34.78	35.25	37.13	47.40
Royalties Paid					
Light and Medium Crude Oil ($/Bbls)	7.82	7.52	9.19	7.87	10.77
Gas ($/Mcf)	2.33	1.42	1.64	1.15	2.52
NGLs ($/Bbl)	13.84	11.34	10.73	9.43	9.20
Combined ($/BOE)	11.16	8.36	9.73	7.54	12.66
Operating Expenses (3)					
Light and Medium Crude Oil ($/Bbl)	6.56	5.24	7.99	8.56	9.60
Gas ($/Mcf)	1.09	0.87	1.33	1.43	1.60
NGLs ($/Bbl)	6.56	5.24	7.99	8.56	9.60
Combined ($/BOE)	6.56	5.24	7.99	8.56	9.60
Netback Received[2]					
Light and Medium Crude Oil ($/Bbl)	26.21	22.82	17.85	19.83	26.37
Gas ($/Mcf)	3.07	3.35	3.07	3.94	4.22
NGLs ($/Bbl)	16.11	18.56	13.09	13.00	21.18
Combined ($/BOE)	21.76	21.18	17.53	21.03	25.14

Notes:
(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.
(3) Operating expenses have been allocated based on a product's percentage of total production.

The Corporation's crude oil production for the year ended March 31, 2004 was 80% light quality crude oil (32° API or greater) and 20% natural gas and liquids.

For the twelve months ended March 31, 2004, approximately 52% of the Corporation's gross revenue was derived from crude oil production (including natural gas liquids) and 48% was derived from natural gas production.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following is a summary of selected financial information of Rock for the periods indicated.

	Years Ended March 31,	
	2004	2003[2]
Gross revenue net of royalties	1,771	574
Net income (loss)	253	221
Per Share – basic	$0.05	$0.10
Per Share – diluted	$0.05	$0.10
Funds flow from operations	606	280
Per Share – basic	$0.13	$0.13
Per Share – diluted	$0.13	$0.13
Total assets	21,870	5,030
Long-term debt	nil	nil
Shareholders' equity	20,802	4,581

Note:

(1) Information for periods prior to January 1, 2003, has not been provided as Rock Energy, for accounting purposes, is identified as the acquiror of Medbroadcast Corporation and as Rock Energy was incorporated on November 21, 2002.

(2) Results for the period January 1, 2003 through to March 31, 2003.

Quarterly Financial Information

The following is a summary of selected unaudited financial information of Rock for the periods indicated.

	2004	2003			
	Q1	Q4	Q3	Q2	Q1
	(thousands of dollars except per share amounts)				
Gross revenue net of royalties	478	466	409	418	574
Net income (loss)	158	23	14	58	221
Per Share – basic	$0.02	$0.01	$0.00	$0.02	$0.07
Per Share – diluted	$0.02	$0.01	$0.00	$0.02	$0.07
Funds flow from operations	301	105	88	111	280
Per Share – basic	$0.04	$0.03	$0.03	$0.03	$0.09
Per Share – diluted	$0.03	$0.03	$0.03	$0.03	$0.09

Note:

(1) Information for periods prior to January 1, 2003, has not been provided as Rock Energy, for accounting purposes, is identified as the acquiror of Medbroadcast Corporation and as Rock Energy was incorporated on November 21, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The Corporation's management discussion and analysis relating to the financial statements for the year ended March 31, 2004, which forms part of the Corporation's 2004 Annual Report, is incorporated herein by reference and form an integral part of this Annual Information Form.

DIVIDEND POLICY

The Corporation has not paid any dividends to date on its common shares. The board of directors of the Corporation will determine the timing, payment and amount of dividends, if any, that may be paid by the Corporation from time to time based upon, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other business considerations as the board of directors considers relevant.

MARKET FOR SECURITIES

On July 21, 2004, the common shares of the Corporation began trading on the Toronto Stock Exchange under the symbol "RE". Prior thereto, the common shares of the Corporation were listed and posted for trading on the TSX Venture Exchange.

DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with the Corporation, and principal occupation of the directors and officers of the Corporation are set out below and in the case of directors, the period each has served as a director of the Corporation.

Name and Municipality of Residence	Office Held	Principal Occupation	Director Since
Allen J. Bey[4] Calgary, Alberta	President, Chief Executive Officer and Director	President and CEO of Rock since January 2004. From January 2003 to January 2004 President and CEO of Rock Energy. From January 1996 until it was sold in July 2001 President and CEO of Avid Oil and Gas Ltd (a public oil and gas company)..	October 3, 2003
Peter D. Scott Calgary, Alberta	Vice, President Finance and Chief Financial Officer	Vice President, Finance and CFO of Rock since January 2004. From March 2003 to January 2004 Vice President, Finance and CFO of Rock Energy. From March 2000 to March 2003 Executive Vice President and CFO of Absolute Software Corporation (a public software development company). From March 1997 to March 2000 Vice President Finance and CFO of Beau Canada Exploration Ltd. (a public oil and gas company).	N/A
Alexander C. Brown Calgary, Alberta	Vice President, Exploration	Vice President, Exploration of Rock since January 2004. From January 2003 to January 2004 Vice President, Exploration of Rock Energy. From July 2001 to December 2003 Senior Geologist for Northrock Resources Ltd. (a public oil and gas company) From July 1994 to March 2001 Mr. Brown was employed in various positions of increasing responsibility at Fletcher Challenge Energy Canada (the Canadian subsidiary of a public oil and gas company) the last being Exploration & Development Asset Manager: Provost District.	N/A
Sean E. Moore	Vice President, Production	Vice President, Production of Rock since January 2004. From January 2003 to January 2004 Vice President, Production of Rock Energy. From October 2001 to January 2003 Deep Plains Business Unit Manager for Vintage Petroleum Canada Inc. (the Canadian subsidiary of a public oil and gas company). From 1992 to March 2001 Mr. Moore was employed in various positions of increasing responsibility at Fletcher Challenge Energy Canada the last being Vice President Exploration and Development until it was purchased by Apache Canada Ltd. (the Canadian subsidiary of a public oil and gas company). Mr. Moore continued on for transitional purposes with Apache Canada Ltd. until June 2001 as a consulting engineer.	N/A
Grant A Zawalsky Calgary, Alberta	Corporate Secretary	Partner of Burnet, Duckworth & Palmer LLP (lawyers)	N/A

Name and Municipality of Residence	Office Held	Principal Occupation	Director Since
Stuart G. Clark[(1)(2)(3)(4)] Calgary, Alberta	Director	Independent businessman. From August 2002 to July 2004 Executive Director of Storm Energy Ltd. (a public oil and gas company). From November 1998 to November 2001 Vice President Finance and CFO of Storm Energy Inc. (a public oil and gas company), then from November 2001 to August 2002 Executive Director of Storm Energy Inc. From January 1986 to July 1998 Mr. Clark was employed in various positions of increasing responsibility the last being Executive Vice President and CFO of Pinnacle Resources Ltd. (a public oil and gas company).	January 8, 2004
Peter Malowany[(1)(3)(4)] Calgary, Alberta	Director	From April 2001 partner and Vice President of Morgas Ltd. (a private oil and gas company). From April 1996 to April 2001 partner and Vice President of Newhouse Resource Management Ltd. (a private oil and gas company).	January 8, 2004
Leanne Bate[(1)] Vancouver, British Columbia	Director	From 2000 to present, President of iN8 Consulting (a private firm whose principal business is providing financial and management services. From 1998 to 2000 Director, Strategic Accounts of Rogers Communications Inc. (a public communications company).	April 27, 2000

Notes:
(1) Member of the Audit Committee of the Corporation.
(2) Chairman of the Board.
(3) Member of the Compensation Committee of the Corporation.
(4) Member of the Reserves Committee of the Corporation.
(5) The Corporation does not have an Executive Committee of its Board of Directors.

All of the directors and officers of Rock have been engaged for more than five years in their present principal occupations or executive positions with the same companies except as described above.

The term of office of each director expires at the next annual meeting of shareholders of the Corporation.

As at August 11, 2004, the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly, 2,397,727 common shares or approximately 26.7% of the issued and outstanding common shares of the Corporation .

HUMAN RESOURCES

The Corporation currently employs 7 full-time employees and utilizes the services of professionals, as required from time to time on a contract or consulting basis. The Corporation intends to add additional professional and administrative staff as the needs arise.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Accountants, Suite 1200, 205 – 5th Avenue SW, Calgary, Alberta T2P 4B9.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the common shares of the Corporation.

RISK FACTORS

An investment in the common shares of the Corporation should be considered speculative due to the nature of the Corporation's businesses and operations, including in particular their involvement in the, acquisition, exploitation, development, production and marketing of crude oil and natural gas and their present stages of development. In addition to the other information in this Annual Information Form, shareholders should carefully consider each, and the cumulative effect of all, of the following factors.

The reserve and recovery information contained in the PLA Report are only estimates and the actual production and ultimate reserves from the Corporation's properties may be greater or less than the estimates prepared in such report. The PLA Report has been prepared using certain commodity price assumptions which are described in the notes to the reserve tables. If lower prices for crude oil, natural gas liquids and natural gas are realized by the Corporation and substituted for the price assumptions utilized in the PLA Report, the present value of estimated future net cash flows for the Corporation's reserves would be reduced and the reduction could be significant, particularly based on the constant price case assumptions. Exploration for oil and natural gas involves many risks, which even a combination of experience and careful evaluation may not be able to overcome. There is no assurance that further commercial quantities of oil and natural gas will be discovered by the Corporation.

The future development of the Corporation's oil and natural gas properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms.

The Corporation's operations are subject to the risks normally incidental to the operation and development of oil and natural gas properties and the drilling of oil and natural gas wells, including encountering unexpected formations or pressures, blow-outs and fires, all of which could result in personal injuries, loss of life and damage to property of the Corporation and others. In accordance with customary industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount which it considers adequate and consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event it could incur significant costs that could have a material adverse affect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and the invasion of water into producing formations.

Environmental regulation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. Although the Corporation believes that it is in material compliance with currently applicable environmental regulation, changes to such regulations may have a material adverse affect on the Corporation. Additionally, the potential impact on the Corporation's operations and business of the Kyoto Protocol which has now been ratified by Canada, with respect to instituting reductions of greenhouse gases is difficult to quantify at this time as specific measures for meeting Canada's commitments have not been developed.

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Both oil and natural gas prices are unstable and are subject to fluctuation. Any material decline in prices could result in a reduction of the Corporation's net production revenue. The economics of producing from some wells may change as a result of lower prices, which could result in a reduction in the volumes of the Corporation's reserves. The Corporation might also elect not to produce from certain wells at lower prices. All of these factors could result in a material decrease in the Corporation's net production revenue causing a reduction in its oil and gas acquisition and development activities. In addition, bank borrowings that may be available to the Corporation may be in part determined by the company's borrowing base. A sustained material decline in prices from historical average prices could further reduce such borrowing base, therefore reducing the bank credit available and could require that a portion of its bank debt be repaid.

The Corporation uses the full cost method of accounting for oil and natural gas properties. Under this accounting method, capitalized costs are reviewed for impairment to ensure that the carrying amount of these costs is recoverable based on expected future cash flows. To the extent that such capitalized costs (net of accumulated depreciation and depletion) less future taxes exceed the present value of estimated future net cash flows from its proved oil and natural gas reserves, those excess costs would be required to be charged to operations. Canadian Generally Accepted Accounting Principles ("GAAP") require that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the consolidated financial statements of the Corporation. The accounting policies may result in non-cash charges to net income and write-downs of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the trading prices of the common shares of the Corporation. Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a cost-recovery test which is based in part upon estimated future net cash flows from reserves. If net capitalized costs exceed the estimated recoverable amounts, the Corporation will have to charge the amounts of the excess to earnings. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings. The net value of oil and gas properties are highly dependent upon the prices of oil and natural gas. GAAP requires that goodwill balances be assessed at least annually for impairment and that any permanent impairment be charged to net income. A permanent reduction in reserves, decline in commodity prices, and/or reduction in the trading price of the common shares of the Corporation may indicate a goodwill impairment. An impairment would result in a write-down of the goodwill value and a non-cash charge against net income. The calculation of impairment value is subject to management estimates and assumptions. Emerging GAAP surrounding hedge accounting may result in non-cash charges against net income as a result of changes in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as the result of fluctuations in commodity prices and foreign exchange rates may result in a write-down of net assets and a non-cash charge against net income. Such write-downs and non-cash charges may be temporary in nature if the fair market value subsequently increases.

The Corporation (including Medbroadcast as well as Rock Energy) is or has been engaged in one or more of the technology, mining or oil and natural gas business and its operations are subject to certain unique provisions of the *Income Tax Act* (Canada) and applicable provincial income tax legislation relating to characterization of costs incurred in its business which effects whether such costs are deductible and, if deductible, the rate at which they may be deducted for the purposes of calculating taxable income. The Corporation has reviewed the income tax returns of Medbroadcast with respect to the characterization of the costs incurred in either the technology or the resource property business, as applicable, as well as other matters generally applicable to all corporations including the ability to offset future income against prior year losses. The Corporation (including Medbroadcast as well as Rock Energy) has filed or will file all required income tax returns and believe that it is in full compliance with the provisions of the *Income Tax Act* (Canada) and applicable provincial income tax legislation, but such returns are subject to reassessment. In the event of a successful reassessment of the Corporation (including Medbroadcast as well as Rock Energy) it may be subject to a higher than expected past or future income tax liability as well as potentially interest and penalties and such amount could be material.

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements.

World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact the Corporation's net production revenue. In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Corporation of fewer Canadian dollars for its production. From time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, it will not benefit from the fluctuating exchange rate.

There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including many factors that are beyond the control of the Corporation. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of oil and natural gas, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves. These assumptions were based on price forecasts in use at the date the relevant evaluations were prepared and many of these assumptions are subject to change and are beyond the control of the Corporation. Actual production and cash flows derived therefrom will vary from these evaluations, and such variations could be material. The foregoing evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluations.

The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation will be affected by the differential between the price paid by refiners for grades of oil produced by the Corporation. The ability of the Corporation to market its natural gas may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Corporation is also subject to market fluctuations in the prices of oil and natural gas, deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities and related to operational problems with such pipelines and facilities and extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business. The Corporation are also subject to a variety of waste disposal, pollution control and similar environmental laws. The oil and natural gas industry is intensely competitive and the Corporation must compete in all aspects of its operations with a substantial number of other corporations which have greater technical or financial resources.

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. In accordance with industry practice, the Corporation conducts such title reviews in connection with its principal properties as it believes are appropriate having regard to the value of such properties. To the extent title defects do exist, it is possible that the Corporation may lose a portion of its right, title, estate and interest in and to the properties to which the title relates.

The Corporation does not anticipate paying any dividends on its outstanding shares in the foreseeable future.

The directors of the Corporation may be engaged and may continue to be engaged in the search for oil and gas interests on their own behalf and on behalf of other companies, and situations may arise where the directors may be in direct competition with the Corporation. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the corporation's governing corporate law statute which require a director of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Corporation, disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under such legislation.

Holders of common shares of the Corporation must rely upon the experience and expertise of the management of the Corporation. The continued success of the applicable is largely dependant on the performance of its key employees. Failure to retain or to attract and retain additional key employees with necessary skills could have a materially adverse impact upon the company's growth and profitability.

INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. All current legislation is a matter of public record and the Corporation is unable to predict what additional legislation or amendments may be enacted.

Government Regulation

The oil and natural gas industry is subject to extensive controls and regulations imposed by various levels of government. It is not expected that any of these controls or regulations will affect the operations of Rock in a manner materially different than they would affect other oil and gas companies of similar size.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding 1 year in the case of light crude, and not exceeding 2 years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold in inter-provincial and international trade is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than $30,000m^3$/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issue of such a licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia and Saskatchewan also regulate the volume of natural gas, which may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangement and market considerations.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Crown royalties are determined by government regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of Canada and the provinces of Alberta, Saskatchewan and Manitoba have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging natural gas exploration or enhanced planning projects.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulation pursuant to provincial and federal legislation and the laws of countries other than Canada. Environmental legislation provides for restrictions and prohibitions on releases or emissions of various substances produced or utilized in association with certain oil and gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in the imposition of fines and penalties.

The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of the increasingly stringent laws relating to the protection of the environment. The Corporation believes that it is in material compliance with environmental laws and regulations applicable as at the date hereof.

Kyoto Protocol

In December of 2002, Canada became a signatory to the Kyoto Protocol. The implementation of this plan has not been fully defined by the Federal Government. Until an implementation plan is developed, it is impossible to assess the impact on specific industries and individual businesses within an industry. It is generally believed that the oil and gas industry, as a major producer of carbon dioxide (as a necessary by-product and emission of hydrocarbon production), will bear a disproportionately large share of the anticipated cost of implementation.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's Information Circular - Proxy Statement dated August 11, 2004, which relates to the Annual General Meeting of Shareholders to be held on September 14, 2004. Additional financial information is contained in the consolidated financial statements of the Corporation for the year ended March 31, 2004 and the Management's Discussion and Analysis contained in the Corporation's 2004 Annual Report.

The Corporation will provide to any person or corporation, upon request to the Corporation:

(a) when the securities of the Corporation are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus:

    (i) one copy of the Corporation's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

    (ii) one copy of the comparative financial statements of Rock for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditor thereon, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for Rock's most recent financial year;

    (iii) one copy of the management information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that circular, as appropriate, and

    (iv) one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, a copy of the documents referred to in clauses (a)(i), (ii) or (iii) above, provided the Corporation may require a payment of a reasonable charge if the request is made by a person or Corporation who is not a security holder of the Corporation.

Additional copies of this Annual Information Form and the materials listed in the preceding paragraph are available on the foregoing basis and upon request by contacting the Corporation at its offices at 2400, 500 – 4th Avenue S.W., Calgary, Alberta T2P 2V6, or by phone at (403) 218-4380, fax at (403) 234-0598 or email at info@rockenergy.ca.

SCHEDULE "A"

REPORT ON RESERVES DATA

To the board of directors of Rock Energy Inc. (the "Company"):

1. We have evaluated the Company's reserves data as at March 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at March 31, 2004 using forecast prices and costs; and

   (i) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at March 31, 2004 using constant prices and costs; and

   (i) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

3. We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

4. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

5. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended March 31, 2004, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
Paddock Lindstrom & Associates Ltd.	May 6, 2004	Canada	$nil	$5,816,000	$nil	$5,816,000

6. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

7. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

8. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

(signed) "Paddock Lindstrom & Associates Ltd."

Paddock Lindstrom & Associates Ltd.
Calgary, Alberta
August 11, 2004

SCHEDULE "B"

REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Rock Energy Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at March 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at January 1, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented on Schedule "A" of this Annual Information Form.

The Audit Committee of the board of directors of the Company has

(c) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(d) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(e) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Audit Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Audit Committee, approved

(f) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(g) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(h) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Allen J. Bey"
Allen J. Bey
President and Chief Executive Officer

(signed) "Sean E. Moore"
Sean E. Moore
Vice President, Production

(signed) "Peter Malowany"
Peter Malowany
Director and Chairman of the Reserves Committee

(signed) "Stuart G. Clark"
Stuart G. Clark
Director and Member of the Reserves Committee

August 11, 2004

File No. 82-34785

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: Rock Energy Inc.

Participation Fee for the Financial Year Ending: March 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		$8,993,152	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$4.50	
Market value of class or series	=	$40,469,184	
			$40,469,184(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			Nil(B)
(Repeat for each class or series of corporate debt or preferred shares)			n/a(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$40,469,184
Total fee payable in accordance with Appendix A of the Rule			$2,500
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			n/a
Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12			
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			n/a

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year year or elapsed since most recent financial year / 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of, or held beneficially by, an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, or held beneficially by, an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of months remaining in financial year
year or elapsed since most recent financial year
12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers other than investment funds that do not have an unregistered investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the [daily noon] in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

rockenergy INC.

Rock Energy files Annual Information Form

August 18, 2004

Calgary, ALBERTA: Rock Energy Inc. (TSX: RE) today filed its Annual Information Form that includes Rock's reserves data and other oil and gas information for the year ended March 31, 2004, as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

Copies of Rock's Annual information Form may be obtained on www.sedar.com or the company website at www.rockenergy.ca.

Rock Energy Inc. is a Calgary, Alberta, Canada based oil and natural gas exploration development and production company.

For further information contact:

Allen Bey President & CEO
(403) 218-4380

or

Peter Scott
Vice President, Finance & CFO
(403) 218-4380



ROCK ENERGY INC.

Interim Results for the Period Ended June 30, 2004

CORPORATE SUMMARY

FINANCIAL	Three months ended June 30, 2004	Three months ended June 30, 2003
Oil and gas revenue	**$661,851**	$524,146
Cash flow from operations	**$276,367**	$111,324
Per share – basic and diluted	**$0.03**	$0.04
Net income	**$145,120**	$57,807
Per share – basic and diluted	**$0.02**	$0.02
Capital expenditures, net	**$1,018,682**	$125,874
	As at June 30, 2004	As at June 30, 2003
Working capital	**$15,322,639**	$2,675,315
Common shares outstanding	**8,993,152**	3,476,373
Options outstanding	**418,848**	nil
	9,412,000	3,476,373
OPERATIONS	**Three months ended June 30, 2004**	Three months ended June 30, 2003
Average daily production		
Crude oil and NGLs (bbls/d)	**99**	75
Natural gas (mcf/d)	**433**	481
Barrels of oil equivalent (boe/d)	**171**	155
Average product prices		
Crude oil (CDN$/bbl)	**$42.26**	$36.26
NGLs (CDN$/bbl)	**$38.87**	$30.99
Natural gas (CDN$/mcf)	**$7.30**	$6.52
BOEs (CDN$/boe)	**$42.54**	$37.13
Field netback (CDN$/boe)	**$23.79**	$21.03

PRESIDENT'S MESSAGE

I am pleased to present the financial and operating results for Rock Energy Inc. for the fiscal quarter ended June 30, 2004.

During the period capital expenditures were primarily focused on increasing our undeveloped land position, which now exceeds 8,500 net acres, and the inventory of exploration drilling prospects which continues to grow. Operationally the production from our Medicine River property declined from 186 boe/d during the quarter ended March 31, 2004 to 171 boe/d for the current quarter. This decline is essentially a result of natural declines in the gas wells, plus rate limitations imposed on the oil wells. Compared to the same quarter in the prior year production increased approximately 10%.

Financial results for the period remained positive with revenue, funds from operations and net income all higher for the quarter ended June 30, 2004 compared to the prior year period. These increases were driven by higher production, product prices and interest income and lower net G&A expense partially offset by higher royalties. Capital expenditures of $1.0 million increased significantly during the quarter and were funded from operations and working capital. Our positive working capital position of $15.3 million will be able to fund our grass roots program for the remainder of the calendar year.

As we enter the last half of 2004, Rock continues to develop a grass roots program in east central Alberta and west central Saskatchewan. Drilling of our exploration prospect inventory will begin in the third calendar quarter of 2004 and we expect to test 6 -10 exploration leads by year-end. In addition to this exploration program, we continue to aggressively pursue both corporate and asset acquisition opportunities that will complement our activities and solidify our foundation.

On behalf of the Board of Directors,



Allen J. Bey
President and CEO
August 11, 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is dated August 11, 2004 and is management's assessment of Rock Energy Inc.'s historical and operating results, together with future prospects, and should be read in conjunction with the unaudited consolidated financial statements of Rock Energy Inc. for the three months ended June 30, 2004 and the consolidated financial statements for the year-ended March 31, 2004. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the year-ended March 31, 2004.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless otherwise noted.

Rock Energy Inc. ("Rock" or the Company") is actively engaged in the acquisition, exploration, development and production of oil and natural gas resources in western Canada.

Production

Production	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Gas (mcf/d)	433	481	(10%)
Oil (bbl/d)	81	57	42%
NGL (bbl/d)	18	18	-
boe/d (6:1)	171	155	10%

For the first fiscal quarter boe production increased by 10% over the equivalent quarter in 2003 as a result of a re-completed Jurassic oil well that was tied-in in October 2003 partially offset by natural production declines.

Product Prices

Realized Product Prices	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Gas ($/mcf)	7.30	6.52	12%
Oil ($/bbl)	42.26	36.26	17%
NGL ($/bbl)	38.87	30.99	25%
boe (6:1)	42.54	37.13	15%
Average Benchmark Prices			
Gas – NYMEX Daily Spot (US$/mcf)	6.11	5.63	9%
Gas – AECO C Daily Spot ($/mcf)	7.00	6.81	3%
Oil – WTI Cushing (US$/bbl)	38.31	28.91	33%
Oil – Edmonton light ($/bbl)	50.61	41.12	23%
US$/Cdn$ exchange rate	0.736	0.716	3%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents interest income earned from cash invested in term deposits.

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Oil and Gas Revenue	$661,851	$524,146	26%
Other Income	$67,809	$12,466	444%

Increased production and product prices resulted in an increase to oil and gas revenue for the quarter ended June 30, 2004 in comparison to the quarter ended June 30, 2003.

Other income increased five-fold over the same quarter of 2003 as a result of higher cash balances from previous financings being invested. Interest income is expected to decline as the Company's capital program gets underway and cash balances are reduced.

Royalties

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Royalties	$172,561	$106,465	62%
As percentage of oil and gas revenue	26.1%	20.3%	28.6%
Per boe (6:1)	$11.08	$7.54	47%

Royalties for the quarter ended June 30, 2004 are higher on all bases in comparison to the same quarter of 2003, mainly as a result of higher realized product prices and the inclusion of an estimated freehold mineral tax adjustment for 2004. The 2003 freehold mineral tax adjustment was recorded in its entirety in the fourth quarter of the previous fiscal year and therefore does not appear in the quarter ended June 30, 2003.

Operating Expense

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Operating expense	$119,760	$120,865	(1%)
Per boe (6:1)	$7.67	$8.56	(10%)

Operating expenses on a per boe basis have been reduced by 10% over the same quarter last year due to increased production volumes between the equivalent quarters. Operating expenses in aggregate remained at about the same level between quarters as the costs associated with the new production were offset by efficiencies gained at the property.

General and Administrative (G&A) Expense

In October 2003, we increased our number of staff from four (in the fourth quarter of fiscal 2003) to seven (in the third and fourth quarters of fiscal 2004), to undertake our grassroots exploration and development initiative. At that time, we began to capitalize certain G&A expenses based on personnel involved with this effort, including certain salaries and related overhead costs. The overhead costs have been allocated based on the percentage of salaries associated with exploration and development staff.

G&A Expense	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Gross	$282,051	$175,093	61%
Per boe (6:1)	$18.10	$12.40	46%
Capitalized	$121,676	N.A.	N.A.
Per boe (6:1)	$7.81	N.A.	N.A.
Net	$160,375	$175,093	(8%)
Per boe (6:1)	$10.29	$12.40	(17%)

Interest Expense

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Interest expense	$597	$22,865	(97%)
Per boe (6:1)	$0.04	$1.62	(98%)

Interest expense for the quarter ended June 30, 2003 consisted primarily of interest incurred in conjunction with the flow-through share issues. The resource deductions with respect to the financings has been renounced to the investors, however the Company has not yet spent all of the funds. As a result, the Company will incur a financing charge on the amount yet to be spent.

Depletion and Depreciation (D&D)

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
D&D expense	$79,650	$49,148	62%
Per boe (6:1)	$5.11	$3.48	47%

The depletion and depreciation expense and boe rate for the quarter ended June 30, 2004 were higher compared to the same quarter in 2003 due to a higher capital base.

Accretion

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Accretion expense	$5,303	$4,369	21%
Per boe (6:1)	$0.34	$0.31	10%

Accretion expense represents the change in the time value of the asset retirement obligation ("ARO") over the applicable period. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. During the quarter no new obligations or abandonment work occurred.

Funds from Operations and Net Income

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Funds from Operations	$276,367	$111,324	148%
Per boe (6:1)	$17.74	$7.88	125%
Per share (basic & fully diluted)	$0.03	$0.04	(25%)
Net Income	$145,120	$57,807	151%
Per boe (6:1)	$9.31	$4.09	128%
Per share (basic & fully diluted)	$0.02	$0.02	0%
Weighted Average Shares Outstanding	8,993,152	3,004,187	199%
Fully diluted	9,067,763	3,004,187	201%

Per share amounts have been restated for all periods to include the effect of the 30 for 1 share consolidation that occurred in February 2004. Weighted average per share amounts increased for the quarter ended June 30, 2004 due to the equity issue completed in January 2004 and the acquisition of Rock Energy Ltd. in January 2004.

Funds from operations and net income for the quarter ended June 30, 2004 were $276,367 or $0.03 per share and $145,120 or $0.02 per share respectively. Funds from operations and net income improved over the same quarter of last year due to higher oil and gas revenues, interest income and lower net general and administrative expenses.

Capital Expenditures

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Office equipment	$nil	$58,214	n/a
Capitalized G&A	$121,676	$nil	n/a
Land	$780,441	$nil	n/a
Geological and Geophysical	$109,718	$nil	n/a
Exploration and Development	$6,847	$67,660	(90%)
Total	$1,018,682	$125,874	710%

Capital expenditures for the quarter ended June 30, 2004 was focused on building the Company's undeveloped land base, building our base to approximately 8,500 undeveloped acres at quarter end. Drilling of prospects is expected to commence in the third calendar quarter of 2004.

Liquidity and Capital Resources

Our net working capital position as at June 30, 2004 totaled $15.3 million, consisting mostly of term deposits or cash. The decrease from March 31, 2004 levels primarily reflects the capital expenditures for the period. Rock had no debt at June 30, 2004 ($nil at March 31, 2004), other than trade payables of $0.8 million ($0.8 million at March 31, 2004).

Selected Quarterly Data

The following table provides selected quarterly information for Rock. With the exception of the quarter ended March 31, 2004, all previous quarterly information is that for Rock Energy Ltd. which commenced oil and gas operations January 2003.

	3 Months Ended 06/30/04 (unaudited)	3 Months Ended 03/31/04 (unaudited)	3 Months Ended 12/31/03 (unaudited)	3 Months Ended 09/30/03 (unaudited)	3 Months Ended 06/30/03 (unaudited)	3 Months Ended 03/31/03 (unaudited)
Production (boe/d)	171	186	192	174	155	185
Price realizations ($/boe)	$42.54	$39.48	$34.78	$35.25	$37.13	$47.40
Royalties ($/boe)	$11.08	$11.16	$8.36	$9.73	$7.54	$12.66
Operating expense ($/boe)	$7.67	$6.56	$5.24	$7.99	$8.56	$9.60
Field netback ($/boe)	$23.79	$21.76	$21.18	$17.53	$21.03	$25.14
Net G&A expense	$160,375	$211,021	$145,888	$190,526	$175,093	$146,779
Stock-based compensation	$46,294	$46,295	$ nil	$ nil	$ nil	$ nil
Funds from operations	$276,367	$301,161	$105,465	$88,383	$111,324	$279,826
Net income	$145,120	$158,282	$23,380	$14,001	$57,807	$220,609
Capital expenditures	$1,018,682	$318,888	$192,625	$386,392	$125,874	$26,961

	As at 06/30/04	As at 03/31/04	As at 12/31/03	As at 09/30/03	As at 06/30/03	As at 03/31/03
Working capital ($000)	$15,323	$16,065	$2,881	$2,377	$2,675	$2,613

Note: Quarterly information has been re-stated for the retroactive adoption of the ARO accounting standard.

Outstanding Share Data

At the date of this report there are 8,993,152 common shares outstanding and 451,848 options to purchase common shares outstanding.

ROCK ENERGY INC.
Consolidated Balance Sheets

June 30, 2004 and March 31, 2004

	June 30, 2004 (unaudited)	March 31, 2004
Assets		
Current Assets:		
Cash and cash equivalents	$15,693,151	$16,293,473
Accounts receivable	271,915	302,351
Prepaids and other deposits	139,572	126,989
Other assets	-	127,723
	16,104,638	16,850,536
Property, plant and equipment	4,332,548	3,313,866
Accumulated depletion and depreciation	(426,370)	(346,720)
	3,906,178	2,967,146
Goodwill	2,051,967	2,051,967
	$22,062,783	$21,869,649
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$781,999	$785,582
Asset retirement obligation	287,393	282,090
Shareholders' Equity:		
Share capital (note 1)	20,281,602	20,281,602
Contributed surplus	92,590	46,296
Retained earnings	619,199	474,079
	20,993,391	20,801,977
	$22,062,783	$21,869,649

See accompanying noted to consolidated financial statements.

Approved by the Board:

Stuart G. Clark
Director

Allen J. Bey
Director

ROCK ENERGY INC.
Consolidated Statements of Income and Retained Earnings

For the Three Months Ended June 30, 2004 and 2003

	2004 *(unaudited)*	2003 *(unaudited, restated)*
Revenues		
Oil and gas revenue	**$661,851**	$524,146
Royalties, net of ARTC	**(172,561)**	(106,465)
Other income	**67,809**	12,466
	557,099	430,147
Expenses:		
General and administrative	**160,375**	175,093
Operating	**119,760**	120,865
Interest	**597**	22,865
Stock based compensation (note 2)	**46,294**	-
Accretion	**5,303**	4,369
Depletion and depreciation	**79,650**	49,148
	411,979	372,340
Net income for the period	**145,120**	57,807
Retained earnings, beginning of period	**474,079**	220,609
Retained earnings, end of period	**$619,199**	$278,416
Basic and diluted earnings per share (note 3)	**$0.02**	$0.02

See accompanying notes to consolidated financial statements.

ROCK ENERGY INC.
Consolidated Statements of Cash Flows

For the Three Months Ended June 30, 2004 and 2003

	2004 *(unaudited)*	2003 *(unaudited, restated)*
Cash provided by (used in):		
Operating:		
Net income for the period	**$145,120**	$57,807
Add: Non-cash items:		
Depletion and depreciation	**79,650**	49,148
Accretion	**5,303**	4,369
Stock-based compensation (note 2)	**46,294**	-
	276,367	111,324
Changes in non-cash working capital	**161,323**	475,154
	437,690	586,478
Financing:		
Issuance of common shares	**-**	77,000
Changes in non-cash working capital	**(19,330)**	-
	(19,330)	77,000
Investing:		
Acquisition of property, plant and equipment	**(1,018,682)**	(125,874)
	(1,018,682)	(125,874)
Decrease/Increase in cash and cash equivalents	**(600,322)**	537,604
Cash and cash equivalents, beginning of period	**16,293,473**	2,174,331
Cash and cash equivalents, end of period	**$15,693,151**	$2,711,935
Interest paid and received:		
Interest paid	**$121**	$57
Interest received	**$67,554**	$12,466

See accompanying notes to consolidated financial statements.

These unaudited interim consolidated financial statements include the accounts of Rock Energy Inc. ("Rock" or the "Company") and its wholly-owned subsidiary, Rock Energy Ltd. These unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the audited financial statements for the year-ended March 31, 2004. The disclosures herein are incremental to those included with the annual consolidated financial statements. These unaudited consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and the notes thereto in the Company's annual report for the year-ended March 31, 2004.

1. Share Capital

Authorized:

Unlimited number of voting common shares, without stated par value.
300,000 preference shares, without stated par value.

Common Shares Issued:

Common shares of Rock	Number	Consideration
Issued and outstanding on March 31 and June 30, 2004	8,993,152	$20,281,602

As at March 31 and June 30, 2004 no preference shares were outstanding.

As of March 31 and June 30, 2004, Rock is committed to spend $0.6 million on drilling and exploration activities before December 31, 2004 and $1.2 million on drilling and exploration activities before December 31, 2005 in order to satisfy its flow through share commitments.

Stock options:

The Company has a stock option plan (the "Plan") under which it may grant options to directors, officers and employees for the purchase of up to 865,617 common shares. Options are granted at the discretion of the board of directors. The exercise price, vesting period and expiration period are also fixed at the time of grant at the discretion of the board of directors.

On January 8, 2004 options were granted to acquire 418,848 common shares at $3.39 per share. The options vest yearly in one-third tranches beginning on the first anniversary of the grant date and expire one year after vesting. As at March 31 and June 30, 2004 all of the 418,848 options were outstanding.

2. Stock-based Compensation

Options granted to both employees and non-employees after March 31, 2003 are accounted for using the fair value method. The fair value of common share options as at the grant date is determined using a Black-Scholes option pricing model and the following assumptions:

Risk free interest rate:	4%
Expected life:	3 year average
Expected volatility:	30%
Expected dividend yield:	0%

The estimated fair value of the options is amortized to expense and credited to contributed surplus over the option vesting period on a straight-line basis.

3. Per Share Information

	Three months ended June 30, 2004	Three months ended June 30, 2003
Basic		
Net income per share	**$0.02**	$0.02
Weighted average number of shares outstanding	**8,993,152**	3,004,187
Diluted		
Net income per share	**$0.02**	$0.02
Weighted average number of shares outstanding	**9,067,763**	3,004,187

The number of shares used to calculate diluted net income per share for the three months ended June 30, 2004 included the weighted average number of shares outstanding of 8,993,152 (three months ended June 30, 2003 – 3,004,187) plus 74,611 (three months ended June 30, 2003 – nil) shares related to the dilutive effect of stock options.

CORPORATE INFORMATION

BOARD OF DIRECTORS
Stuart G. Clark
Chairman of the Board
Independent Businessman

Allen J. Bey
President and Chief Executive Officer
Rock Energy Inc.
Calgary, Alberta

Peter V. Malowany
Vice President
Morgas Ltd.
Calgary, Alberta

Leanne Bate
President
iN8 Consulting

OFFICERS
Allen J. Bey
President and Chief Executive Officer

A.C. Sandy Brown
Vice President, Exploration

Sean E. Moore
Vice President, Production

Peter D. Scott
Vice President, Finance and Chief Financial Officer

Grant A. Zawalsky
Corporate Secretary

EXECUTIVE OFFICE
Suite 2400 Altius Centre
500 4th Avenue S.W.
Calgary, Alberta T2P 2V6
Telephone: (403) 218-4380
Fax: (403) 234-0598
e-mail:info@rockenergy.ca

AUDITORS
KPMG LLP

BANK
Royal Bank of Canada

ENGINEERING CONSULTANT
Paddock Lindstrom & Associates Ltd.

SOLICITORS
Burnet Duckworth & Palmer LLP

STOCK EXCHANGE LISTING
TSX
Stock Symbol: RE

REGISTRAR & TRANSFER AGENT
Computershare Trust Company
Suite 600 530 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Telephone: (403) 267-6800

rockenergy INC.

File No. 82-34785

rockenergy

RECEIVED
2004 AUG 24 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS DURING TRANSISTION PERIOD

I, Allen J. Bey, President and Chief Executive Officer of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Rock Energy Inc.(the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based in my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 11, 2004

(signed) "Allen J. Bey"

Allen J. Bey
President and
Chief Executive Officer

2400 Altius Centre
500 - 4th Avenue S.W., Calgary, Alberta T2P 2V6
Main: (403) **218-4380** Fax: (403) **234-0598**

rockenergy

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS DURING TRANSISTION PERIOD

I, Peter D. Scott, Vice President, Finance and Chief Financial Officer of Rock Energy Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Rock Energy Inc.(the issuer) for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based in my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 11, 2004

(signed) "Peter D. Scott"

Peter D. Scott
Vice President, Finance and
Chief Financial Officer

2400 Altius Centre
500 - 4th Avenue S.W., Calgary, Alberta T2P 2V6
Main: (403) **218-4380** Fax: (403) **234-0598**

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is dated August 11, 2004 and is management's assessment of Rock Energy Inc.'s historical and operating results, together with future prospects, and should be read in conjunction with the unaudited consolidated financial statements of Rock Energy Inc. for the three months ended June 30, 2004 and the consolidated financial statements for the year-ended March 31, 2004. The discussion provided herein is incremental to that included in management's discussion and analysis in respect of its audited consolidated financial statements for the year-ended March 31, 2004.

This discussion contains forward-looking statements that involve risk and uncertainties. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated in the statements made. All financial information is reported in Canadian dollars and in accordance with Canadian generally accepted accounting principles (GAAP) unless otherwise noted.

Rock Energy Inc. ("Rock" or the Company") is actively engaged in the acquisition, exploration, development and production of oil and natural gas resources in western Canada.

Production

Production	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Gas (mcf/d)	433	481	(10%)
Oil (bbl/d)	81	57	42%
NGL (bbl/d)	18	18	-
boe/d (6:1)	171	155	10%

For the first fiscal quarter boe production increased by 10% over the equivalent quarter in 2003 as a result of a re-completed Jurassic oil well that was tied-in in October 2003 partially offset by natural production declines.

Product Prices

Realized Product Prices	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Gas ($/mcf)	7.30	6.52	12%
Oil ($/bbl)	42.26	36.26	17%
NGL ($/bbl)	38.87	30.99	25%
boe (6:1)	42.54	37.13	15%
Average Benchmark Prices			
Gas – NYMEX Daily Spot (US$/mcf)	6.11	5.63	9%
Gas – AECO C Daily Spot ($/mcf)	7.00	6.81	3%
Oil – WTI Cushing (US$/bbl)	38.31	28.91	33%
Oil – Edmonton light ($/bbl)	50.61	41.12	23%
US$/Cdn$ exchange rate	0.736	0.716	3%

Revenue

The vast majority of the Company's revenue is derived from oil and gas operations. Other income represents interest income earned from cash invested in term deposits.

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Oil and Gas Revenue	$661,851	$524,146	26%
Other Income	$67,809	$12,466	444%

Increased production and product prices resulted in an increase to oil and gas revenue for the quarter ended June 30, 2004 in comparison to the quarter ended June 30, 2003.

Other income increased five-fold over the same quarter of 2003 as a result of higher cash balances from previous financings being invested. Interest income is expected to decline as the Company's capital program gets underway and cash balances are reduced.

Royalties

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Royalties	$172,561	$106,465	62%
As percentage of oil and gas revenue	26.1%	20.3%	28.6%
Per boe (6:1)	$11.08	$7.54	47%

Royalties for the quarter ended June 30, 2004 are higher on all bases in comparison to the same quarter of 2003, mainly as a result of higher realized product prices and the inclusion of an estimated freehold mineral tax adjustment for 2004. The 2003 freehold mineral tax adjustment was recorded in its entirety in the fourth quarter of the previous fiscal year and therefore does not appear in the quarter ended June 30, 2003.

Operating Expense

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Operating expense	$119,760	$120,865	(1%)
Per boe (6:1)	$7.67	$8.56	(10%)

Operating expenses on a per boe basis have been reduced by 10% over the same quarter last year due to increased production volumes between the equivalent quarters. Operating expenses in aggregate remained at about the same level between quarters as the costs associated with the new production were offset by efficiencies gained at the property.

General and Administrative (G&A) Expense

In October 2003, we increased our number of staff from four (in the fourth quarter of fiscal 2003) to seven (in the third and fourth quarters of fiscal 2004), to undertake our grassroots exploration and development initiative. At that time, we began to capitalize certain G&A expenses based on personnel involved with this effort, including certain salaries and related overhead costs. The overhead costs have been allocated based on the percentage of salaries associated with exploration and development staff.

G&A Expense	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Gross	$282,051	$175,093	61%
Per boe (6:1)	$18.10	$12.40	46%
Capitalized	$121,676	N.A.	N.A.
Per boe (6:1)	$7.81	N.A.	N.A.
Net	$160,375	$175,093	(8%)
Per boe (6:1)	$10.29	$12.40	(17%)

Interest Expense

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Interest expense	$597	$22,865	(97%)
Per boe (6:1)	$0.04	$1.62	(98%)

Interest expense for the quarter ended June 30, 2003 consisted primarily of interest incurred in conjunction with the flow-through share issues. The resource deductions with respect to the financings has been renounced to the investors, however the Company has not yet spent all of the funds. As a result, the Company will incur a financing charge on the amount yet to be spent.

Depletion and Depreciation (D&D)

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
D&D expense	$79,650	$49,148	62%
Per boe (6:1)	$5.11	$3.48	47%

The depletion and depreciation expense and boe rate for the quarter ended June 30, 2004 were higher compared to the same quarter in 2003 due to a higher capital base.

Accretion

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Accretion expense	$5,303	$4,369	21%
Per boe (6:1)	$0.34	$0.31	10%

Accretion expense represents the change in the time value of the asset retirement obligation ("ARO") over the applicable period. The underlying ARO may be increased over a period based on new obligations incurred from drilling wells or constructing facilities. Similarly this obligation can also be reduced as a result of abandonment work undertaken and reducing future obligations. During the quarter no new obligations or abandonment work occurred.

Funds from Operations and Net Income

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Funds from Operations	$276,367	$111,324	148%
Per boe (6:1)	$17.74	$7.88	125%
Per share (basic & fully diluted)	$0.03	$0.04	(25%)
Net Income	$145,120	$57,807	151%
Per boe (6:1)	$9.31	$4.09	128%
Per share (basic & fully diluted)	$0.02	$0.02	0%
Weighted Average Shares Outstanding	8,993,152	3,004,187	199%
Fully diluted	9,067,763	3,004,187	201%

Per share amounts have been restated for all periods to include the effect of the 30 for 1 share consolidation that occurred in February 2004. Weighted average per share amounts increased for the quarter ended June 30, 2004 due to the equity issue completed in January 2004 and the acquisition of Rock Energy Ltd. in January 2004.

Funds from operations and net income for the quarter ended June 30, 2004 were $276,367 or $0.03 per share and $145,120 or $0.02 per share respectively. Funds from operations and net income improved over the same quarter of last year due to higher oil and gas revenues, interest income and lower net general and administrative expenses.

Capital Expenditures

	3 Months Ended 06/30/04	3 Months Ended 06/30/03	Quarterly Change
Office equipment	$nil	$58,214	n/a
Capitalized G&A	$121,676	$nil	n/a
Land	$780,441	$nil	n/a
Geological and Geophysical	$109,718	$nil	n/a
Exploration and Development	$6,847	$67,660	(90%)
Total	$1,018,682	$125,874	710%

Capital expenditures for the quarter ended June 30, 2004 was focused on building the Company's undeveloped land base, building our base to approximately 8,500 undeveloped acres at quarter end. Drilling of prospects is expected to commence in the third calendar quarter of 2004.

Liquidity and Capital Resources

Our net working capital position as at June 30, 2004 totaled $15.3 million, consisting mostly of term deposits or cash. The decrease from March 31, 2004 levels primarily reflects the capital expenditures for the period. Rock had no debt at June 30, 2004 ($nil at March 31, 2004), other than trade payables of $0.8 million ($0.8 million at March 31, 2004).

Selected Quarterly Data

The following table provides selected quarterly information for Rock. With the exception of the quarter ended March 31, 2004, all previous quarterly information is that for Rock Energy Ltd. which commenced oil and gas operations January 2003.

	3 Months Ended 06/30/04 (unaudited)	3 Months Ended 03/31/04 (unaudited)	3 Months Ended 12/31/03 (unaudited)	3 Months Ended 09/30/03 (unaudited)	3 Months Ended 06/30/03 (unaudited)	3 Months Ended 03/31/03 (unaudited)
Production (boe/d)	171	186	192	174	155	185
Price realizations ($/boe)	$42.54	$39.48	$34.78	$35.25	$37.13	$47.40
Royalties ($/boe)	$11.08	$11.16	$8.36	$9.73	$7.54	$12.66
Operating expense ($/boe)	$7.67	$6.56	$5.24	$7.99	$8.56	$9.60
Field netback ($/boe)	$23.79	$21.76	$21.18	$17.53	$21.03	$25.14
Net G&A expense	$160,375	$211,021	$145,888	$190,526	$175,093	$146,779
Stock-based compensation	$46,294	$46,295	$ nil	$ nil	$ nil	$ nil
Funds from operations	$276,367	$301,161	$105,465	$88,383	$111,324	$279,826
Net income	$145,120	$158,282	$23,380	$14,001	$57,807	$220,609
Capital expenditures	$1,018,682	$318,888	$192,625	$386,392	$125,874	$26,961

	As at 06/30/04	As at 03/31/04	As at 12/31/03	As at 09/30/03	As at 06/30/03	As at 03/31/03
Working capital ($000)	$15,323	$16,065	$2,881	$2,377	$2,675	$2,613

Note: Quarterly information has been re-stated for the retroactive adoption of the ARO accounting standard.

Outstanding Share Data

At the date of this report there are 8,993,152 common shares outstanding and 451,848 options to purchase common shares outstanding.

ROCK ENERGY INC.

Information Circular - Proxy Statement
for the Annual General Meeting to be held on September 14, 2004

PROXIES

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies by or on behalf of our management for use at our annual general meeting of the shareholders of Rock to be held on Tuesday, September 14, 2004, at the Westin Hotel Calgary, 320 – 4th Avenue SW, Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach our Corporate Secretary, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof. Only shareholders of record at the close of business on August 13, 2004, will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers. **As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.**

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Services Inc. who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from ADP Investor Services Inc., it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned to ADP Investor Services Inc. well in advance of the meeting in order to have the shares voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual general meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefore.

Exercise of Discretion by Proxy

The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. **If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out herein.** The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual general meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of common shares without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at August 11, 2004, there were 8,993,152 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each share you own.

We are also authorized to issue 300,000 preference shares without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at August 11, 2004, there were no preference shares issued and outstanding.

To the knowledge of our directors and officers, as at August 11, 2004, no person or company beneficially owned, directly or indirectly, or exercised control or direction, over more than 10% of our common shares other than the Bey Family Trust of Calgary, Alberta, which holds 1,594,668 common shares or 17.7% of the issued and outstanding common shares. Allen Bey, the President and Chief Executive Officer of the Corporation, is a beneficiary of the Bey Family Trust.

As at August 11, 2004, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 2,397,727 common shares or approximately 26.7% of the issued and outstanding common shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

At the meeting, the shareholders will be asked to fix the number of directors to be elected at the meeting at 4 members and to elect 4 directors.

Management is soliciting proxies, in the accompanying form of proxy, for an ordinary resolution in favour of fixing the board of directors at 4 members, and in favour of the election as directors of the 4 nominees set forth below:

Leanne Bate
Allen J. Bey
Stuart G. Clark
Peter Malowany

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The names and municipalities of residence of all of the persons nominated for election as directors, the approximate number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, the dates on which they became directors, and their principal occupations, as of August 11, 2004, were as follows:

Name	Principal occupation	Director since	Number of common shares beneficially owned directly or indirectly or over which control or direction is exercised(5)
Leanne Bate(2)	President of iN8 Consulting (a private firm whose principal business is providing financial and management services)	April 27, 2000	13,848
Allen J. Bey(4) Calgary, AB	President and Chief Executive Officer of the Corporation	October 3, 2003	1,694,336(6)
Stuart G. Clark(1)(2)(3)(4) Calgary, AB	Independent Businessman	January 8, 2004	172,239
Peter Malowany(2)(3)(4) Calgary, AB	Vice President of Morgas Ltd. (a private oil and gas company)	January 8, 2004	14,760

Notes:

(1) Chairman of the Board.
(2) Member of the Audit Committee of the Corporation.
(3) Member of the Compensation Committee of the Corporation.
(4) Member of the Reserves Committee of the Corporation..
(5) Excludes common shares held by associates of the individual, except as otherwise noted.
(6) Includes 1,594,668 common shares held by a family trust of which Mr. Bey is a trustee.
(7) In addition, Leanne Bate, Allen J. Bey, Stuart G. Clark and Peter Malowany have been granted options to purchase 11,961, 79,734, 11,961 and 11,961 common shares, respectively, at a price of $3.39 expiring one year after the date of vesting (the options vest yearly in one-third tranches beginning on the first anniversary of January 8, 2004, such date being the grant date, and expire one year after the vesting date).
(8) The Corporation does not have an executive committee.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. KPMG LLP were first appointed as our auditors on January 7, 2004.

DIRECTORS' AND OFFICERS' COMPENSATION

Composition and Role of the Compensation Committee

The Board has appointed a Compensation Committee comprised of Messrs. Clark and Malowany. The Compensation Committee is charged with, among other things, the establishment and periodic review of our compensation philosophy, the compensation and performance standards for the Chief Executive Officer and the other executive officers and the approval of executive compensation disclosure.

Compensation Committee Report on Compensation

TO: The Shareholders of Rock Energy Inc.

Executive and Employee Compensation Strategy

Our compensation policies are founded on the principal that executive and employee compensation should be consistent with shareholders' interests and therefore the compensation strategy is significantly weighted towards a stock ownership compensation strategy. The objectives of the program are to attract and retain a high quality management and employee team and to motivate performance by tying a significant portion of the compensation to enhancement in share value and to encourage all employees to become significant shareholders. Any director, who is also an executive officer, is excused from the compensation committee and directors' meetings during any discussion of his compensation. We do not have a pension plan or other form of formal retirement compensation. Our compensation plan consists of the following items:

- base salary
- long-term stock options
- bonuses

The compensation of all our employees, including executive officers, is consistent with the above policies. A description of the criteria used in each element of compensation is set forth below.

Base Salaries

Our policy is that salaries for our executive officers, including the Chief Executive Officer, and other employees shall be competitive within our industry and generally at the 75th percentile salary level among industry peer companies of similar size.

Long-Term Stock Options

Stock options are granted under our stock option plan to our directors, officers and employees upon their commencement of service. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by eligible individuals. An annual grant may be made to eligible individuals based on individual performance and our performance during the most recently completed financial year in relation to performance expected. Stock options are granted by our board on the recommendation of the chief executive officer, in the case of employees, and by the Compensation Committee, in the case of executive officers including the Chief Executive Officer.

The share option plan is designed to motivate all employees to focus on the long-term interests of Rock and its shareholders. Options may be exercised at the market price in effect on the date of grant and the realizable value of the option grants is entirely dependent on the appreciation in the market price of the common shares. The options generally vest in one-third tranches beginning on the first anniversary of the grant date and usually expire one year after the vesting date.

Total option grants are presently limited to the number of shares permitted under the rules of the Toronto Stock Exchange. Stock option grants are determined by factors including the number of eligible individuals currently under the option plan and our future hiring plans, subject to limits under the rules of the Toronto Stock Exchange.

Bonuses

All full time employees are eligible to receive a bonus. The size of the bonus pool is based on the recommendation of the Compensation Committee. In determining the bonus pool size, the Compensation Committee considers:

- success in achieving company objectives;
- common share price performance;
- growth in cash flow and earnings per share;
- growth in asset value;
- progress in implementing the business strategy; and
- competitive issues pertaining to attracting quality personnel

Establishment and payment of bonuses is subject to approval of the board of directors and the board of directors has the right to amend or suspend the bonus plan at its discretion.

Summary

The compensation committee believes that long term shareholder value is enhanced by competitive compensation based upon corporate performance achievements. Through the plans described above, a significant portion of the compensation for all employees, including executive officers, is based on corporate performance, as well as, where applicable, industry-competitive pay practices.

Compensation Committee Members: Stuart G. Clark
Peter Malowany

Compensation of Named Executive Officers

The following table sets forth information concerning the compensation paid to our Chief Executive Officer and Chief Financial Officer and any other executive officers whose total salary and bonus exceeded $150,000 for the years ended March 31, 2004, 2003 and 2002 (collectively, the "Named Executive Officers").

		Annual compensation			Long-term compensation			
					Awards		Payouts	
Name and principal position	Fiscal year	Salary ($)	Bonus ($)	Other annual compensation ($)	Securities under options granted (#)	Shares subject to resale restrictions ($)	LTIP payouts ($)	All other compensation ($)
Allen J. Bey President and Chief Executive Officer	2004[2]	25,500[3]	Nil	-[1]	79,734	Nil	Nil	-
Peter D. Scott Vice President, Finance and Chief Financial Officer	2004[2]	25,500[3]	Nil	-[1]	79,734	Nil	Nil	-
Leanne Bate Interim President, CEO, CFO and Secretary	2004[4] 2003 2002	77,340 73,224 68,300	Nil Nil Nil	Nil Nil Nil	11,961 Nil N/A	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael E. Pezim, MD President, CEO, Chairman	2002[5]	57,692	Nil	24,610[6]	Nil	Nil	Nil	Nil

Notes:

(1) The value of perquisites and other personal benefits received by the Named Executive Officers was not greater than 10% of total annual salary and bonus.

(2) Messrs. Bey and Scott were appointed to their respective offices on January 6, 2004 and accordingly this information is for the period from January 6, 2004 to March 31, 2004 only.

(3) Represents $102,000 per year on an annualized basis.

(4) Ms. Bate resigned from her offices on January 6, 2004.

(5) Mr. Pezim resigned from his offices on July 16, 2001.

(6) This amount includes vacation paid in lieu of time in the amount of $15,610 and consulting fees paid in the amount of $9.000.

Stock Options Granted During the Year Ended March 31, 2004

The following table sets forth details with respect to all options granted to the Named Executive Officers during the year ended March 31, 2004.

Name	Securities under options granted (#)	Percentage of total options granted to employees in 2004 (%)	Exercise or base price ($/security)	Market value of securities underlying options on date of grant ($/security)	Expiration Date
Allen J. Bey	79,734	19.0	3.39	3.39	(1)
Peter D. Scott	79,734	19.0	3.39	3.39	(1)

Note:

(1) Options granted expire one year after the date of vesting. All such options vest in one-third tranches beginning on the first anniversary of January 6, 2004, such date being the grant date. The exercise price of the options was determined prior to the completion of the transaction whereby in January 2004 the Corporation acquired all of the outstanding shares of Rock Energy Ltd.

The above stock options to acquire common shares were granted pursuant to our stock option plan.

Stock Options exercised during the Year Ended March 31, 2004 and Year End Option Values

The following table sets forth with respect to the Named Executive Officers, the number of options exercised and the number of unexercised stock options and the value of in-the-money stock options based upon the closing price of the common shares of $4.90 on March 31, 2004.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised stock options at year-end (#) exercisable / unexercisable	Value of unexercised in-the-money stock options at year-end ($) exercisable / unexercisable
Allen J. Bey	Nil	Nil	- / 79,734	- / 120,398
Peter D. Scott	Nil	Nil	- / 79,734	- / 120,398

Employment Arrangements

Currently there are no employment agreements or "change in control agreements" in place between us and any of our executive officers.

Directors

We have established a policy for the compensation of directors (other than directors who are also officers of Rock) whereby each director is entitled to receive options under the Corporation's option plan. Currently no annual retainers are paid to directors. Directors are reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors.

Performance Graph

The following graph illustrates our five year cumulative shareholder return, as measured by the closing price of our (or our predecessor's) common shares at the end of each financial year, assuming an initial investment of $100 on March 31, 1999, compared to the S&P/TSX Composite Index, assuming the reinvestment of dividends where applicable.


160
140
120
100
80
60
40
20
0
March 31, 1999
March 31, 2000
March 31, 2001
March 31, 2002
March 31, 2003
March 31, 2004
Rock(1)
S&P/TSX Composite(2)

	March 31, 1999	March 31, 2000	March 31, 2001	March 31, 2002	March 31, 2003	March 31, 2004
Rock(1)	100	87	10	3	2	6
S&P/TSX Composite(2)	100	143	115	119	96	130

Notes:

(1) After giving effect to the 1:30 consolidation which occurred effective February 18, 2004.
(2) The S&P/TSX Composite Index was previously called the TSE 300 Index.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

In 1995, the Toronto Stock Exchange adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. All corporations listed on the Toronto Stock Exchange must now annually disclose their approach to corporate governance with specific reference to each of the fourteen specific Guidelines. Our disclosure with respect to the Guidelines is set forth in Schedule "A" hereto.

Our business strategy, operating strategy and business practices are overseen by the Board. The Board meets regularly and is consulted with on major issues such as planning, acquisitions and divestitures and its focus is the protection of our assets and shareholder value. The Board has established three standing committees to facilitate the carrying out of the Board's duties and responsibilities and meeting applicable statutory and regulatory requirements. These three committees are the Audit Committee, the Compensation Committee and the Reserves Committee. In addition, from time to time, ad hoc committees may be appointed when special circumstances dictate, with specific assignments for a limited duration.

The Audit Committee is comprised of the following three directors: Leanne Bate, Stuart G. Clark and Peter Malowany. The Audit Committee annually recommends to the Board the nomination of the external auditors to be appointed by the shareholders and maintains direct communications with such auditors. The Committee's responsibilities include overseeing of the nature and scope of the annual audit, assessing the independence of the Corporation's auditors, approving the annual audit fee, reviewing the Corporation's internal controls, reviewing financial reporting and financial statements and other mandatory disclosure releases containing financial information and recommending them for Board approval. Given the scope and nature of the Corporation's operations, together with the familiarity the directors have with its affairs and the nature and extent of the Corporation's financial exposure, the Board has determined that the use of a formal internal audit process is unnecessary.

The Compensation Committee is comprised of two directors. See "Directors' and Officers' Compensation – Composition and Role of the Compensation Committee".

The Reserves Committee is comprised of the following three directors: Stuart G. Clark, Peter Malowany and Allen Bey. The Reserves Committee has responsibility for reviewing the appointment of independent engineers to evaluate the Corporation's oil and gas reserves, reviewing the report of and meeting with the independent engineers and recommending approval of the reports relating to the Corporation's oil and gas reserves which are required to be filed pursuant to National Instrument 51-101 to the Board of Directors.

In addition to the above committees, the board of directors acts as a committee-of-the-whole to assume responsibilities as a nominating committee, when necessary, and responsibility for corporate governance policies and practices. No separate committee has been formed for this purpose. The board of directors considers that corporate governance practices are important to the Corporation and its shareholders and endeavours to review such practices on a regular basis to ensure that they continue to be appropriate.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since April 1, 2003, or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries except as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, other than as is disclosed herein.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual general meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to Rock is available on SEDAR at www.sedar.com. Financial information is provided in our comparative financial statements and management's discussion and analysis for 2004. To receive a copy of our financial statements and related management's discussion and analysis please contact our Chief Financial Officer at Rock Energy Inc., 2400, 500 – 4th Avenue SW, Calgary, Alberta, T2P 2V6. If you wish, this information may also be accessed on SEDAR at www.sedar.com.

DIRECTORS' APPROVAL

The contents and the sending of this information circular - proxy statement have been approved by our directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated: August 11, 2004

"Allen J. Bey"

Allen J. Bey
President and
Chief Executive Officer

"Peter D. Scott"

Peter D. Scott
Vice President, Finance and
Chief Financial Officer

SCHEDULE "A"

Rock Energy Inc. Guideline Compliance Table

	Corporate Governance Guideline	Compliance	Commentary
1.	The Board should explicitly assume responsibility for stewardship of the Corporation, including:		
(a)	the adoption of a strategic planning process;	Yes	The board has initiated a strategic planning process which involves ongoing meetings of the board to discuss strategic planning issues, with and without members of management.
(b)	the identification of principal risks of the Corporation's business and the implementation of appropriate systems to manage these risks;	Yes	Directly and through the audit committee, the board monitors and receives periodic reports respecting operations, internal controls and business risks from management and the external auditors and the independent reserve engineers. The identification of the principal risks of our business and the implementation of appropriate systems to manage these risks are two of the issues that the board is addressing in the ongoing strategic planning process.
(c)	succession planning, including appointing, training and monitoring senior management;	Yes	Given our size, the committee acts on an as-needed basis to fill specific requirements at senior management levels.
(d)	the Corporation's communications policy; and	Yes	The Board of individual members approve all of our major compliance and communication documents, including annual and quarterly reports, financing documents, press releases and other disclosure documents. In addition, the Board has delegated the responsibility for direct shareholder communications to the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer, who are available to shareholders and the investment community to discuss our business and operations. Both the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer can be reached at our investor's relations line at (403)218-4380.
(e)	the integrity of the Corporation's internal control and management information systems.	Yes	The Board has used our auditors and outside advisors to assess the integrity of our internal control and management information system.

	Corporate Governance Guideline	Compliance	Commentary
2.	The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	Three of the four members of the board are unrelated directors.
3.	The analysis of the application of the principles supporting the conclusion in paragraph 2 above.	Yes	Of the current four members of the board, only one is a member of management. The remaining three are independent of management and are free from any interest and any business or other relationship (other than interests and relationships arising from shareholdings) which could, or could reasonably be perceived to, materially interfere with such directors' ability to act in our best interests.
4.	The Board should appoint a committee of directors composed exclusively of outside, i.e. non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	No	Due to the size of the board, the board has assumed, amongst its mandates, the responsibility of proposing new nominees to the board and for assessing directors on an ongoing basis.
5.	The Board should implement a process to be carried out by the Nominating Committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	No	Given our size, the board does not have a formal process for assessing the contribution of individual directors, on an ongoing basis.
6.	The existence of an orientation and education program for new recruits to the Board.	No	Given our size, there is no specific education and orientation program for new board members. Regular board meetings include meetings with management where new board members can familiarize themselves with our operations. The board will ensure that any new directors will be provided with suitable materials and training to assist in their orientation to us and to their roles within the Board; however, given that new directors will be added infrequently, no formal orientation process is felt necessary at this time.
7.	The size of the Board and the impact of the number of directors upon the Board's effectiveness.	Yes	The board is currently comprised of four directors which the board believes is large enough to permit a diversity of views while not being too large to detract from the board's efficiency and effectiveness.

Corporate Governance Guideline		Compliance	Commentary
8.	The adequacy and form of the compensation of directors should realistically reflect the responsibilities and risk involved in being an effective director.	Yes	Directors are compensated by the grant of stock options under our stock option plan. Compensation levels are reviewed periodically by the compensation committee. Director's liability insurance is provided. The board believes that the compensation currently offered to directors, in form and in amount, adequately reflects the responsibilities and risk assumed by each member.
9.	Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	Yes	A majority of the members of each of the board's committees are unrelated directors.
10.	The Board's responsibility for (or a committee of the Board's general responsibility for) developing the Corporation's approach to governance issues.	Yes	The entire board has accepted the responsibility to enhance corporate governance through a continuing assessment of governance issues.
11.	The Board has developed:		
(a)	position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities; and	Yes	The board retains all powers not delegated by the board to management or Board Committees. The board remains responsible for directing our business and affairs and for supervising management. Given our size, it is felt that position descriptions for senior officers are not required at this time.
(b)	the corporate objectives for which the CEO is responsible for meeting.	Yes	The corporate objectives of the CEO include maximizing shareholder value, implementing our business plan that is being developed pursuant to the board's strategic planning process, developing and staffing our management structure and providing effective communication between the board, management and shareholders. In addition, the CEO's performance will be measured annually against objectives set forth in the annual budget. The corporate objectives for the CEO is an additional issue that is being addressed in the ongoing strategic planning process.
12.	The structures and procedures ensuring the Board can function independently of management.	Yes	The board has appointed a chair of the board who is responsible for ensuring that the board can function independently of management.
13.			
(a)	The Audit Committee of the Board should be composed only of outside directors.	Yes	The Audit Committee consists of Leanne Bate, Stuart G. Clark and Peter Malowany, all of whom are outside directors.

Corporate Governance Guideline		Compliance	Commentary
(b)	The roles and responsibilities of the Audit Committee should be specifically defined.	Yes	The Audit Committee has adopted a comprehensive list of practices to guide its activities in order to fulfill this mandate and provide further guidance to Audit Committee members respecting their reviews.
(c)	The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	Yes	The Audit Committee: (i) reviews with our auditors and with management our accounting principles, policies and practices; (ii) reviews our audited consolidated financial statements with the auditors prior to their submission to the board for approval; and (iii) reviews with the auditors the adequacy of our accounting, financial and operating controls and review with our independent reserve engineer their annual reserve report.
(d)	The Audit Committee's duties should include oversight responsibility for management reporting on internal controls and should ensure that management has designed and implemented an effective system of internal controls.	Yes	The Audit Committee reviews and endorses the scope and adequacy of management's reporting and the results of the external audit activities.
14.	The existence of a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances.	Yes	A director or a group of directors may engage outside advisors at our expense, subject to Board approval.

File No. 82-34785

ROCK ENERGY INC.

Notice of
Annual General Meeting of Shareholders
to be held on Tuesday, September 14, 2004

The annual general meeting of the shareholders of Rock Energy Inc. will be held at the Westin Hotel Calgary 320 – 4th Avenue SW, Calgary, Alberta on Tuesday, September 14, 2004, at 10:30 a.m. (Calgary time) to:

1. receive and consider our financial statements for the year ended March 31, 2004, together with the report of the auditors and the report of the board of directors;

2. fix the number of directors to be elected at the meeting at 4 members;

3. elect 4 directors;

4. appoint the auditors and to authorize the directors to fix their remuneration as such; and

5. transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with our Corporate Secretary, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

Only shareholders of record at the close of business on August 13, 2004, will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

DATED at Calgary, Alberta this 11th day of August, 2004.

By order of the board of directors

"Allen J. Bey"

Allen J. Bey
President and Chief Executive Officer

ROCK ENERGY INC.

Instrument of Proxy
For Annual General Meeting of Shareholders

The undersigned shareholder of Rock Energy Inc. (the "Corporation") hereby appoints Stuart G. Clark, Chairman of the Board of the Corporation, or failing him, Allen J. Bey, President and Chief Executive Officer of the Corporation, or instead of either of the foregoing, ______________________________, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual General Meeting of the shareholders of the Corporation (the "Meeting"), to be held on September 14, 2004 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **or AGAINST** ☐ an ordinary resolution to fix the number of directors to be elected at the Meeting at four;

2. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the election of directors as specified in the Information Circular – Proxy Statement of the Corporation dated August 11th, 2004 (the "Information Circular – Proxy Statement");

3. **FOR** ☐ **or WITHHOLD FROM VOTING FOR** ☐ the appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and the authorization of the directors to fix their remuneration as such; and

4. at the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder's sole judgment, may determine.

This Instrument of Proxy is solicited on behalf of the management of the Corporation. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

Each shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a shareholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of ______________, 2004.

____
(signature of shareholder)

____
(name of shareholder - please print)

(see over for notes)

NOTES:

1. If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's Secretary, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department, not later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. A proxy is valid only at the meeting in respect of which it is given or any adjournment(s) of that meeting.

5. If not dated, this proxy shall be deemed to bear the date on which it was mailed to shareholders by the Corporation.

SUPPLEMENTAL MAILING LIST RETURN CARD

ROCK ENERGY INC.

TO: **BENEFICIAL SHAREHOLDERS:**

Rather than receiving financial statements by mail, you may choose to access them at www.rockenergy.ca Under securities regulations, holders may elect annually to receive financial statements by mail by completing and returning this card.

Computershare will use the information collected solely for the mailing of such financial statements. You may view our Privacy Code online or by requesting that we mail you a copy.

[X] ________ Interim Financial Statements
[X] ________ Annual Report

Please place my name on your financial statements mailing list.

____

Name: (Please Print) ______________________________

Address: ______________________________

______________________________ **Postal Code:** __________

Signature: ______________________________ **Date:** ______________
I certify that I am a beneficial shareholder.

CUSIP: 772 089 108
SCRIP CODE: MDBQ
SCRIP CLASS: C05

PLEASE RETURN THIS FORM TO THE ADDRESS BELOW:

ROCK ENERGY INC.
2400, 500 4TH AVENUE S.W.
CALGARY, ALBERTA T2P 2V6